PROSPECTUS                                                               [LOGO]

1,725,000 SHARES
PENN NATIONAL GAMING, INC.

COMMON STOCK
($.01 PAR VALUE)

All of the 1,725,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by Penn National Gaming, Inc. ("Penn National Gaming" or the "Company").

The Common Stock is quoted on The Nasdaq National Market under the symbol "PENN." On February 11, 1997, the last reported sale price of the Common Stock on The Nasdaq National Market was $15 3/8 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                      PRICE TO        UNDERWRITING   PROCEEDS TO
                                      PUBLIC          DISCOUNT       COMPANY (1)
Per Share .........................   $14.50          $0.80          $13.70
Total (2) .........................   $25,012,500     $1,380,000     $23,632,500
--------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company estimated to be $650,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 258,750 shares of Common Stock at the Price to the Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $28,764,375, $1,587,000 and $27,177,375, respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about February 18, 1997.

SALOMON BROTHERS INC
                     GERARD KLAUER MATTISON & CO., INC.
                                                       JEFFERIES & COMPANY, INC.
The date of this Prospectus is February 11, 1997.

         [PICTURE]                                [PICTURE]
(See Appendix A for Description)       (See Appendix A for Description)

Penn National, celebrating 25          Penn National's newest OTW facility
years of thoroughbred racing           in Lancaster, PA.
in 1997.


         [PICTURE]                                [PICTURE]
(See Appendix A for Description)       (See Appendix A for Description)

The recently renovated paddock     Racing on-track at Penn National since 1972.
area at Penn National.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

     The Common Stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and its Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or document (if any) filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be examined without charge at the public reference section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of prescribed fees. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR and is publicly available through the Commission's site on the Internet's World Wide Web.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;

          (3) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996;

          (4) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996;

          (5) Current Report on Form 8-K filed June 24, 1996;

          (6) Current Report on Form 8-K filed December 12, 1996, as amended by Form 8-K/A filed February 6, 1997;

          (7) Current Report on Form 8-K filed January 21, 1997;

          (8) Current Report on Form 8-K filed January 30, 1997; and

          (9) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on May 26, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Written or telephone requests should be directed to Penn National Gaming, Inc., Wyomissing Professional Center, 825 Berkshire Boulevard, Suite 203, Wyomissing, Pennsylvania 19610, Attention: Robert S. Ippolito, Chief Financial Officer (telephone number (610) 373-2400).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information contained in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and gives effect to: (i) the three-for-two split of the Common Stock effected through a stock dividend paid on May 23, 1996; (ii) the two-for-one split of the Common Stock effected through a stock dividend paid on December 20, 1996; (iii) the Pocono Downs Acquisition, as defined below; and (iv) the Charles Town Acquisition, as defined below. The Pocono Downs Acquisition and the Charles Town Acquisition are referred to collectively herein as the "Acquisitions." This Prospectus contains forward-looking statements that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. References to "Penn National Gaming" or the "Company" include Penn National Gaming, Inc. and its subsidiaries. "Penn National" refers to Penn National Gaming, Inc. and its subsidiaries prior to the consummation of the Pocono Downs Acquisition.

                                  THE COMPANY

     Penn National Gaming, which began operations in 1972, operates the largest number of pari-mutuel wagering locations in Pennsylvania. The Company provides pari-mutuel wagering opportunities on both live and simulcast thoroughbred and harness horse races at two racetracks and six off-track wagering facilities ("OTWs") located principally in Eastern and Central Pennsylvania. Prior to the consummation of the Acquisitions, the Company owned and operated Penn National Race Course located outside Harrisburg, Pennsylvania (the "Thoroughbred Track"), and four OTWs in Chambersburg, Lancaster, Reading and York, Pennsylvania. On November 27, 1996, the Company consummated the Pocono Downs Acquisition, and as a result acquired Pocono Downs Racetrack, located outside Wilkes-Barre, Pennsylvania (the "Harness Track"), and two OTWs in Allentown and Erie, Pennsylvania. The Company now operates one of the two thoroughbred tracks in Pennsylvania and one of the two harness tracks in Pennsylvania. The Company has received approval for, and will open on February 13, 1997, an OTW in Williamsport, Pennsylvania. The Company intends to develop four additional OTWs that have been allocated to it under Pennsylvania law, after which it would operate a total of 11 of the 23 OTWs currently authorized in Pennsylvania.

     Following the consummation of the Charles Town Acquisition on January 15, 1997, the Company operates, and has reached an agreement with its joint venture partner to hold an 89% interest in, Charles Town Races, a thoroughbred racing facility located in Jefferson County, West Virginia, which is approximately a 60-minute drive from Baltimore, Maryland and approximately a 70-minute drive from Washington, D.C. After refurbishment, the Company expects to reopen Charles Town Races as an entertainment complex (the "Charles Town Facility") that will feature live racing, dining, simulcast wagering and video gaming machines ("Gaming Machines"). On November 5, 1996, Jefferson County approved a referendum permitting the installation of Gaming Machines at the Charles Town Facility. Approval for the installation of 400 Gaming Machines has been applied for and is expected to be obtained from the West Virginia Lottery Commission within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. The Company expects that these machines will be installed and operational in mid-1997. The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that the Charles Town Joint Venture will apply for approval of the installation and operation of a total of 1,000 Gaming Machines within the first year after the opening of the Charles Town Facility.

STRATEGY

     The Company intends to be a leading participant in the wagering industry by capitalizing upon its horse racing expertise and its numerous wagering locations. The Company's strategy is to focus on: (i) increasing its OTW revenues by opening all five of the additional OTWs which it has been allocated under Pennsylvania law; (ii) developing the Charles Town Facility into an entertainment complex that integrates Gaming Machines with the Company's core business strengths of live racing and simulcast wagering; (iii) maintaining the quality of import simulcasting to all of the Company's racetracks and OTWs, increasing the volume of export simulcasting from the Thoroughbred Track and the Harness Track and introducing export simulcasting from the refurbished Charles Town Facility; and (iv) exploring other gaming opportunities, including capitalizing upon any changes in gaming legislation in Pennsylvania, West Virginia and other states in order to expand the wagering opportunities that the Company can make available to its customers. See "Business -- Strategy."

RACING AND WAGERING OPERATIONS

     The Company conducts pari-mutuel wagering at all of its locations on thoroughbred and harness races run at its own tracks ("Company Races") and on thoroughbred and harness races simulcast from other racetracks ("import simulcasting"). The Company also simulcasts Company Races for wagering at other racetracks and OTWs in Pennsylvania and at other locations throughout the United States ("export simulcasting"). The Company's customers can also wager on Company Races and on races import simulcast from other racetracks through the Company's telephone account betting network ("Telebet"). See "Business."

     Live Racing. The Company has conducted live racing at the Thoroughbred Track since 1972, and has held at least 204 days of live racing at the facility in each of the last five years. Although other regional racetracks offer nighttime thoroughbred racing, the Thoroughbred Track is the only racetrack in the Eastern time zone conducting year-round nighttime thoroughbred horse racing, which the Company believes increases its opportunities to export simulcast during periods in which other racetracks are not conducting live racing.

     The Pocono Downs Acquisition was consummated following the last day of live racing at the Harness Track for the 1996 season. The Company expects to resume live racing at the Harness Track in April 1997 and plans to conduct 135 days of live harness racing at the facility in the 1997 season. The Charles Town Facility is currently closed. The Company has received preliminary approval for, and plans to conduct, 159 days of thoroughbred racing at the Charles Town Facility in the 1997 season following the reopening of the racetrack (currently anticipated to be in April 1997).

     OTW Wagering. At OTWs, as at the Company's racetracks, customers can place wagers on thoroughbred and harness races simulcast from the Company's racetracks and on import simulcast races from other tracks around the country. Under the Pennsylvania Race Horse Industry Reform Act (the "Pennsylvania Racing Act"), only licensed thoroughbred and harness racing associations, such as the Company, can operate OTWs or accept customer wagers on simulcast races at Pennsylvania racetracks. The Company operates six of the 16 OTWs now open in Pennsylvania, will open an additional OTW on February 13, 1997, and has the right (subject to applicable regulatory approvals) to open and operate an additional four Pennsylvania OTWs, which would give the Company a total of 11 of the 23 OTWs currently authorized by Pennsylvania law.

     Simulcasting. The Company has been transmitting simulcasts of its races to other wagering locations, and receiving simulcasts of races from other locations for wagering by its customers at Company facilities year-round, for more than five years. When customers place wagers on import simulcast races, of the amount not returned to bettors as winning wagers, a portion is paid to the state in which the Company's wagering facility is located, a portion is paid to the "purse" fund for the horse owners and trainers (thoroughbred or harness) of the Company's racetrack with which the wagering facility is associated, and the balance is retained by the Company. The Company believes that "full card" import simulcasting, in which all of the races at a non-Company track are import simulcast to a Company wagering facility, has improved the wagering opportunities for its customers and thereby increased the amount wagered at Company facilities. When the Company export simulcasts Company Races for wagering at non-Company locations, it receives a flat percentage of the amounts wagered on that race from the location to which the simulcast is exported, while incurring minimal additional expense. During the year ended December 31, 1996, the Company received import simulcasts from approximately 57 racetracks (including Belmont Park, Saratoga, Gulfstream Park, Santa Anita and

Arlington International Racecourse) and transmitted export simulcasts of Company Races to 63 locations.

     Telebet. In 1983, the Company pioneered Telebet, Pennsylvania's first telephone account wagering system. Telebet customers open an account by depositing funds with the Company at one of its locations. Account holders can then place wagers by telephone on Company Races and import simulcast races to the extent of the funds on deposit in the account; any winnings are posted to the account and are available for future wagers. In December 1995, the Harness Track instituted Dial-A-Bet, a similar telephone account wagering system.

     Gaming Machine Operations. On November 5, 1996, Jefferson County, West Virginia approved a referendum authorizing the installation and operation of Gaming Machines at the Charles Town Facility. As a result, the Company consummated the Charles Town Acquisition on January 15, 1997. In mid-1997, the Company intends to reopen the Charles Town Facility as an entertainment complex that will feature live racing, dining, simulcast wagering and Gaming Machines. The Company anticipates that it will initially operate 400 Gaming Machines. Approval for the installation of the 400 Gaming Machines has been applied for and is expected to be obtained from the West Virginia Lottery Commission within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. The Gaming Machines will be slot-machine-style video machines that depict spinning reels and video card games such as blackjack and poker. The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that it will apply for approval of the installation and operation of a total of 1,000 Gaming Machines at the Charles Town Facility within the first year after opening.

ACQUISITIONS

     Pocono Downs Acquisition. On November 27, 1996, the Company acquired (the "Pocono Downs Acquisition") all of the capital stock of The Plains Company and all of the limited partnership interests in The Plains Company's affiliated entities (together, "Pocono Downs") for an aggregate purchase price of $47.0 million plus approximately $525,000 in acquisition-related fees and expenses. Pocono Downs conducts harness racing at the Harness Track located outside Wilkes-Barre, Pennsylvania, export simulcasting of Harness Track races to locations throughout the United States, pari-mutuel wagering at the Harness Track and at OTWs in Allentown and Erie, Pennsylvania on Pocono Downs races and on import simulcast races from other racetracks and telephone account wagering on live and import simulcast races. For the year ended December 31, 1995 and the nine months ended September 30, 1996, Pocono Downs had revenues of approximately $33.9 million and $25.7 million, respectively, and earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately $8.0 million and $5.5 million, respectively. See "Business -- Acquisitions -- Pocono Downs Acquisition" and "-- Properties."

     Charles Town Acquisition. On January 15, 1997, a joint venture (the "Charles Town Joint Venture") in which the Company will hold an 89% ownership interest, acquired (the "Charles Town Acquisition") substantially all of the assets of Charles Town Racing Limited Partnership and Charles Town Races, Inc. (together "Charles Town") relating to the Charles Town Facility for an aggregate net purchase price of approximately $16.5 million plus approximately $2.0 million in acquisition-related fees and expenses. The Charles Town Facility conducts live thoroughbred horse racing, on-site pari-mutuel wagering on live races run at the Charles Town Facility and wagering on import simulcast races. The Company expects to refurbish the Charles Town Facility as an entertainment complex that will feature live racing, dining, simulcast wagering and, upon completion of the interior refurbishment in mid-1997, 400 Gaming Machines. The estimated cost of the refurbishment, exclusive of the cost of the purchase or lease of the Gaming Machines, is approximately $16.0 million. Pursuant to the original operating agreement governing the Charles Town Joint Venture, the Company currently holds an 80% ownership interest in the Charles Town Joint Venture and was obligated to contribute 80% of the purchase price of the Charles Town Acquisition and 80% of the cost of refurbishing the Charles Town Facility. In fact, the Company contributed 100% of the purchase price of the Charles Town Acquisition and expects to contribute 100% of the cost of refurbishing the Charles Town Facility. The Company has reached an agreement with its joint venture partner, Bryant Development Company ("Bryant"), pursuant to which the parties agreed to amend the operating agreement to increase the Company's ownership interest in the Charles Town Joint Venture to 89% and decrease Bryant's interest to 11%. In addition, the amendment will provide that the entire amount the Company has contributed, and will contribute, to the Charles Town Joint Venture for the acquisition and refurbishment of the Charles Town Facility would be treated, as between the joint venture partners, as a loan to the Charles Town Joint Venture from the Company. For the year ended December 31, 1995 and the nine months ended September 30, 1996, Charles Town had revenues of approximately $11.0 million and $8.7 million, respectively, and net losses of approximately $2.2 million and $1.9 million, respectively. See "Risk Factors -- Future Development of Charles Town Facility" and "Business -- Acquisitions -- Charles Town Acquisition" and "-- Properties."
                            ------------------------

     The Company is the successor to several businesses which have operated the Penn National Race Course since 1972. The Company was incorporated in Pennsylvania in 1982 as PNRC Corp. It adopted its present name in 1994. The Company's principal executive offices are located in the Wyomissing Professional Center, 825 Berkshire Boulevard, Suite 203, Wyomissing, Pennsylvania 19610; its telephone number is (610) 373-2400.

                                  THE OFFERING

Common Stock Offered by the Company...................  1,725,000 shares (1)
Common Stock Outstanding Immediately After the
  Offering............................................  15,080,290 shares (1)(2)
Use of Proceeds.......................................  To repay indebtedness incurred in connection with the
                                                        Pocono Downs Acquisition and the Charles Town
                                                        Acquisition, and to finance a portion of the cost of
                                                        refurbishment of the Charles Town Acquisition. The
                                                        balance, if any, will be used for working capital and
                                                        other general corporate purposes. See "Use of
                                                        Proceeds."
Nasdaq National Market Symbol.........................  PENN

------------------
(1) Excludes 258,750 shares of Common Stock to be issued and sold by the Company if the Underwriters' over-allotment option is exercised in full.

(2) Based on shares outstanding as of December 31, 1996. Excludes (i) 1,179,750 shares reserved for issuance under the Company's 1994 Stock Option Plan, of which options to purchase 1,179,750 shares of Common Stock were outstanding as of December 31, 1996, and (ii) 195,000 shares reserved for issuance upon the exercise of warrants to purchase Common Stock which were outstanding as of December 31, 1996. See "Description of Capital Stock -- Warrants" and
    Note 9 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective purchasers of the securities offered hereby should carefully read the specific factors set forth under "Risk Factors" as well as the other information set forth in this Prospectus or incorporated herein by reference.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth the summary historical consolidated financial data of the Company. The summary historical financial data for each of the five years in the period ended December 31, 1995 are derived from the Company's audited consolidated financial statements. The summary historical financial data of the Company and its subsidiaries as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are unaudited, but, in the opinion of management, all adjustments necessary to present fairly the financial data for such periods have been made, none of which were other than normal accruals. The results for the nine month period ended September 30, 1996 are not necessarily indicative of the results for the full year, or any future period. For additional information, see the consolidated financial statements of the Company appearing elsewhere in this Prospectus. The summary historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                   -------------------------------------------------------------  ------------------------
                                   1991 (1)   1992 (1)    1993 (1)          1994         1995         1995         1996
                                   --------   --------  -----------     -----------  -----------  -----------  -----------
                                             (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND ATTENDANCE DATA)
INCOME STATEMENT DATA:
 Total revenues.................   $ 33,334   $ 41,824  $    42,664     $    46,031  $    57,676  $    43,893  $    46,474
 Total operating expenses.......     32,208     39,523       40,208          41,607       49,421       37,518       39,237
 Income from operations.........      1,126      2,301        2,456           4,424        8,255        6,375        7,237
 Income before income taxes and
   extraordinary item...........        305      1,440        1,500           4,099        8,463        6,525        7,422
 Taxes on income................         76        150           42           1,381        3,467        2,680        3,016
 Net income.....................        229      1,290        1,458           2,603        4,996        3,845        4,406
 Net income per share...........                                                             .38          .29          .32
 Supplemental pro forma net
   income (2)...................                              1,819           2,724
 Supplemental pro forma net
   income per share (2).........                                .15             .22
 Weighted average common shares
   outstanding..................                         12,249,000(3)   12,663,000   13,104,000   13,044,000   13,754,000
OTHER DATA (UNAUDITED):
 Total paid attendance (4)......    636,944    785,569      799,625         848,482    1,051,803      813,823      802,948
 Pari-mutuel wagering:
   Penn National races..........   $128,551   $153,332  $   138,939     $   111,248  $   102,145  $    79,235  $    69,200
   Import simulcasting..........     28,660     42,159       58,252          93,461      142,499      106,664      122,895
   Export simulcasting..........         --     10,202       12,746          40,337       72,252       48,327       84,228
                                   --------   --------  -----------     -----------  -----------  -----------  -----------
 Total pari-mutuel wagering.....   $157,211   $205,693  $   209,937     $   245,046  $   316,896  $   234,226  $   276,323
                                   ========   ========  ===========     ===========  ===========  ===========  ===========
 Gross profit from wagering
   (5) .                           $ 11,201   $ 14,549  $    15,346     $    17,963  $    24,634  $    18,430  $    19,952


                                                                SEPTEMBER 30,
                                                                    1996
                                                               --------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash......................................................       $ 5,602
 Working capital...........................................         2,994
 Total assets..............................................        33,733
 Total debt................................................           302
 Shareholders' equity......................................        26,694

------------------
(1) The Consolidated Financial Statements of the Company include entities which, prior to a reorganization which occurred in 1994 shortly before the Company's initial public offering (the "Reorganization"), were affiliated through common ownership and control. See Note 1 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.
(2) Supplemental pro forma amounts for the years ended December 31, 1993 and 1994 reflect (i) the elimination of $1,208,000 and $345,000, respectively, in management fees paid to a related entity, (ii) the inclusion of $320,000 and $133,000, respectively, in executive compensation, (iii) the elimination of $946,000 and $413,000, respectively, of interest expenses on Company debt which was repaid with the proceeds of the initial public offering in 1994,
    (iv) the elimination of $0 and $198,000, respectively, of loss on early extinguishment of debt, and (v) a provision for income taxes of $701,000 and $377,000, respectively, as if the S corporations and partnerships comprising part of the Company prior to the Reorganization in 1994 had been taxed as C corporations. There were no supplemental pro forma adjustments for any subsequent periods.

(3) Based on 8,400,000 shares of Common Stock outstanding before the initial public offering in May 1994 plus 4,500,000 shares sold by the Company in the initial public offering.

(4) Does not reflect attendance at the Thoroughbred Track for wagering on simulcasts when live racing is not conducted, but does reflect attendance at the Reading, Chambersburg, York and Lancaster OTWs, which opened in May 1992, April 1994, March 1995 and July 1996, respectively.

(5) Amounts equal total pari-mutuel revenues, less purses paid to Horsemen, taxes payable to Pennsylvania and simulcast commissions or host track fees paid to other racetracks.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following table sets forth certain unaudited pro forma consolidated financial and other data for the Company, giving effect to the Pocono Downs Acquisition and the Charles Town Acquisition using the purchase method of accounting in each case and the related acquisition financing. The pro forma consolidated balance sheet data as of September 30, 1996 assume that the Pocono Downs Acquisition and the Charles Town Acquisition had both occurred on September 30, 1996. The pro forma consolidated income statement data for the year ended December 31, 1995 and for the nine months ended September 30, 1996 assume that the Pocono Downs Acquisition and the Charles Town Acquisition had both occurred on January 1, 1995.

     The unaudited pro forma consolidated financial data are presented for informational purposes only and are not necessarily indicative of the results of operations that would actually have been obtained if the Acquisitions had occurred on the dates indicated, or the results of operations that may be obtained in the future. These statements are qualified in their entirety by, and should be read in conjunction with, the unaudited Pro Forma Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus, the historical consolidated financial statements of Penn National, The Plains Company and Charles Town and related notes thereto included elsewhere in this Prospectus or incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                  PRO FORMA
                                                                    --------------------------------------
                                                                       YEAR ENDED       NINE MONTHS ENDED
                                                                    DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                                    -----------------   ------------------
                                                                     (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                SHARE DATA)
INCOME STATEMENT DATA:
  Total revenues.................................................      $   102,557         $    80,966
  Total operating expenses.......................................           89,448              70,802
  Income from operations.........................................           13,109              10,164
  Income before income taxes.....................................            8,235               6,470
  Taxes on income................................................            3,388               2,851
  Net income.....................................................            4,847               3,619
  Net income per share...........................................              .37                 .26
  Weighted average common shares outstanding.....................       13,104,000          13,754,000



                                                                              SEPTEMBER 30, 1996
                                                                         ----------------------------
                                                                                         PRO FORMA
                                                                         PRO FORMA    AS ADJUSTED (1)
                                                                         ---------    ---------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................    $  5,832        $  5,832
  Working capital....................................................       1,355           1,355
  Total assets.......................................................     100,659         104,642
  Total debt.........................................................      63,802          44,802
  Shareholders' equity...............................................      26,694          49,678

------------------
(1) As adjusted amounts reflect the application, as defined in "Use of Proceeds," of net proceeds from the sale of the 1,725,000 shares of Common Stock offered by the Company hereby at a price of $14.50 per share (assuming no exercise of the Underwriters' over-allotment option). See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally (including the documents incorporated by reference). Also, documents subsequently filed by the Company with the Commission may contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated by reference in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the Common Stock, prospective purchasers should carefully consider the following factors.

EFFECT OF RECENT ACQUISITIONS; ABSENCE OF COMBINED OPERATING HISTORY; POTENTIAL INABILITY TO MANAGE GROWTH

     The Pocono Downs Acquisition was consummated on November 27, 1996, and the Charles Town Acquisition was consummated on January 15, 1997. The Company, Pocono Downs and Charles Town have been operating independently, and the Company's management control structure for the Pocono Downs business and the Charles Town business is still in its formative stages. The Company may not be able to integrate successfully and oversee these businesses and their disparate operations, employees and management. Moreover, the Company intends to operate Gaming Machines at the Charles Town Facility, although the Company's management has no experience in operating Gaming Machines and may not be able to do so effectively.

     The Acquisitions represent a significant expansion of the Company's business and operational scale. This expansion will place demands on the Company's administrative, operational and financial resources. Any continued growth of the Company's business, including growth from the opening of further OTWs or from the operation of other forms of gaming at Company facilities, as well as any geographic expansion that the Company may undertake, could place an additional strain on the capacity, management and operations of the Company. Such strain may have a material adverse effect on the Company's business, financial condition and results of operations.

     Approximately $13.6 million, or 13.5%, of the Company's pro forma total assets as of September 30, 1996 consists of goodwill arising from the Acquisitions that will represent an expense, and thereby reduce the Company's net income, in the periods over which it is amortized. The reduction in net income resulting from the amortization of goodwill may have an adverse impact upon the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and "-- Acquisitions" and the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

DECLINE IN LIVE RACING ATTENDANCE AT THE THOROUGHBRED TRACK AND HARNESS TRACK; FUTURE GROWTH DEPENDENT ON OTWS AND GAMING MACHINE OPERATIONS

     The Pennsylvania Racing Act requires the Company to schedule 200 days of live thoroughbred racing and 150 days of live harness racing, regardless of attendance, in order to retain the Company's Pennsylvania thoroughbred and harness licenses to present import simulcast racing. Over the past few years, however, there has been a substantial decline in attendance and wagering on live racing at the Thoroughbred Track, the Harness Track and the Charles Town Facility even though the number of racing days has remained relatively constant. The Company believes this decline is primarily a result of competition from other forms of entertainment and gaming, including wagering at OTWs and wagering at tracks in neighboring states where additional forms of casino-style gaming (such as video gaming and slot machines) are available, and which are perhaps closer in proximity to patrons who might otherwise travel to the Thoroughbred Track, the Harness Track and the Charles Town Facility. Because live racing revenues are declining, the Company's future growth is dependent on its OTWs and Gaming Machine operations. If not offset by increased revenues from other sources, continued declines in live racing attendance could have a material adverse effect on the Company's business, financial condition and results of operations because a relatively high proportion of the Company's costs of operating its live racing facilities are fixed. The Company intends (after compliance with regulatory requirements) to open OTWs in Downingtown and up to three other Pennsylvania locations which have yet to be determined, in addition to operating its existing OTWs. The Company's existing OTWs may be unable to increase or maintain their current level of profitability, and the remaining four OTWs which the Company has been allocated under the Pennsylvania Racing Act may never be opened, or, if opened, achieve profitability. Moreover, as with racetracks, a relatively high proportion of the costs of operating an OTW are fixed, while OTW attendance is subject to significant variation based on a variety of factors, including the quality of the races import simulcast to the facility and the proximity of other live racing and OTW venues. To the extent that attendance and wagering at existing or new OTWs is not consistent with the Company's historical experience, the Company's business, financial condition and results of operations may be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- OTW Wagering" and "-- Competition."

COMPETITION

     The Company faces significant competition for wagering dollars from other racetracks and OTWs in Pennsylvania and neighboring states (some of which also offer other forms of gaming), other gaming venues such as casinos and state-sponsored lotteries, including the Pennsylvania Lottery. The Company may also face competition in the future from new OTWs or from new racetracks. From time to time, Pennsylvania has considered legislation to permit other forms of gaming. Although Pennsylvania has not authorized any form of casino or other gaming, if additional gaming opportunities become available in or near Pennsylvania, such gaming opportunities could have a material adverse effect on the Company's business, financial condition and results of operations.

     Company Races compete for wagering dollars and simulcast fees with live races and races simulcast from other racetracks both inside and outside Pennsylvania (including several in New York, New Jersey, West Virginia, Ohio, Maryland and Delaware). The Company's ability to compete successfully for wagering dollars is dependent, in part, upon the quality of its live horse races. The quality of horse races at some racetracks that compete with the Company, either by live races or simulcasts, is higher than the quality of Company Races. The Company believes that there has been some improvement over the last several years in the quality of the horses racing at the Thoroughbred Track, due to incrementally higher purses being paid as a result of the Company's increased simulcasting activities. However, increased purses may not result in a continued improvement in the quality of racing at the Thoroughbred Track or in any material improvement in the quality of racing at the Harness Track or the Charles Town Facility.

     The Company's OTWs compete with the OTWs of other Pennsylvania racetracks, and new OTWs may compete with the Company's existing or proposed wagering facilities. Competition between OTWs increases as the distance between them decreases. For example, the Company believes that its Allentown OTW, which was acquired in the Pocono Downs Acquisition and which is approximately 50 miles from the Thoroughbred Track and 35 miles from the Company's Reading OTW, has drawn some patrons from the Thoroughbred Track, the Reading OTW and Telebet and that its Lancaster OTW, which is approximately 31 miles from the Thoroughbred Track and 25 miles from the Company's York OTW, has drawn some patrons from the Thoroughbred Track, the York OTW and Telebet. Moreover, the Company believes that a competitor's new OTW in King of Prussia, Pennsylvania, which is approximately 23 miles from the Reading OTW, has drawn some patrons from the Reading OTW. The opening of new OTWs in close proximity to the Company's existing or future OTWs could have a material adverse effect on the Company's business, financial condition and results of operations.

     If the Company obtains approval for the installation of Gaming Machines at the Charles Town Facility, the Company's Gaming Machine operations will face competition from other Gaming Machine venues in West Virginia and in neighboring states (including Dover Downs in Dover, Delaware, Delaware Park in northern Delaware, Harrington Raceway in southern Delaware and the casinos in Atlantic City, New Jersey). Venues in Delaware and New Jersey, in addition to video gaming machines, currently offer mechanical slot machines that feature physical spinning reels, pull-handles and the ability to both accept and pay out coins. West Virginia has not authorized, and may never approve, such mechanical slot machines. The failure to attract or retain Gaming Machine customers at the Charles Town Facility, whether arising from such competition or from other factors, could have a material adverse effect upon the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH THE CHARLES TOWN FACILITY

     On January 15, 1997, the Charles Town Joint Venture consummated the Charles Town Acquisition. Pursuant to the original operating agreement governing the Charles Town Joint Venture, the Company currently holds an 80% ownership interest in the Charles Town Joint Venture and was obligated to contribute 80% of the purchase price of the Charles Town Acquisition and 80% of the cost of refurbishing the Charles Town Facility. In fact, the Company contributed 100% of the purchase price of the Charles Town Acquisition and expects to contribute 100% of the cost of refurbishing the Charles Town Facility. The Company has reached an agreement with its joint venture partner, Bryant, pursuant to which the parties agreed to amend the operating agreement to increase the Company's ownership interest in the Charles Town Joint Venture to 89% and decrease Bryant's interest to 11%. In addition, the amendment will provide that the entire amount the Company has contributed, and will contribute, to the Charles Town Joint Venture for the acquisition and refurbishment of the Charles Town Facility would be treated, as between the joint venture partners, as a loan to the Charles Town Joint Venture from the Company. The proposed changes in the ownership of the Charles Town Joint Venture are subject to the review of applicable West Virginia racing and lottery regulatory authorities.

     The Charles Town Joint Venture has applied to the West Virginia State Racing Commission for confirmation of the preliminary license to conduct racing and pari-mutuel wagering and to the West Virginia Lottery Commission for a license to install and operate Gaming Machines at the refurbished Charles Town Facility. The failure to receive or retain or a delay in receiving such licenses could cause the reduction or suspension of racing and pari-mutuel wagering, as well as of Gaming Machines operations, at the Charles Town Facility and have a material adverse effect upon the Company's business, financial condition and results of operations. See "-- Regulation and Taxation." Failure by the Charles Town Joint Venture to obtain a license from the West Virginia Lottery Commission by June 1, 1997 or to retain both licenses also constitutes an event of default under the Company's bank credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Charles Town Joint Venture acquired its option to purchase the Charles Town Facility from Bryant; Bryant, in turn, acquired the option from Showboat Operating Company ("Showboat"). Showboat retained an option (the "Showboat Option") to operate any casino at the Charles Town Facility in return for a management fee (to be negotiated at the time, based on rates payable for similar properties). Showboat has also retained a right of first refusal to purchase or lease the site of any casino at the Charles Town Facility proposed to be leased or sold and to purchase any interest proposed to be sold in any such casino (on the same terms offered by a third party or otherwise negotiated with the Charles Town Joint Venture). The rights retained by Showboat extend for a period of five years from the date that the Charles Town Joint Venture exercises its option to purchase the Charles Town Facility and expire thereafter unless legislation to permit casino gaming at the Charles Town Facility has been adopted prior to the end of the five-year period. If such legislation has been adopted prior to such time, then the rights of Showboat continue for a reasonable time (not less than 24 months) to permit completion of negotiations.

     While the agreement with Showboat does not specify what activities at the Charles Town Facility would constitute operation of a casino, Showboat has agreed that the installation and operation of video lottery terminals (like the Gaming Machines the Company proposes to install) at the Charles Town Facility's racetrack would not trigger the Showboat Option. If West Virginia law were to permit casino gaming at the Charles Town Facility and if Showboat were to exercise the Showboat Option, the Company would be required to pay a management fee to Showboat for the operation of the casino.

     On December 11, 1996, GTECH Corporation ("GTECH") commenced an action in the United States District Court for the Northern District of West Virginia against Charles Town, the Company,

Penn National Gaming of West Virginia, Inc., a wholly owned subsidiary of the Company, and Bryant. The complaint filed by GTECH alleges that Charles Town and AmTote International, Inc. ("AmTote") were parties to an October 20, 1994 agreement, as amended by an amendment agreement dated January 1, 1995 (the "AmTote Agreement"), pursuant to which AmTote was allegedly granted an exclusive right to install and operate a "video lottery system" at the Charles Town Facility. When the AmTote Agreement was entered into, AmTote was a subsidiary of GTECH; GTECH has since divested itself of AmTote, but is purportedly the assignee of certain of AmTote's rights under the AmTote Agreement pursuant to an assignment and assumption agreement dated February 22, 1996. The complaint seeks
(i) preliminary and permanent injunctive relief enjoining Charles Town, Bryant, the Company and its subsidiary from consummating the Charles Town Acquisition or any similar transaction unless the purchasing party explicitly accepts and assumes the AmTote Agreement, (ii) a declaratory judgment that the AmTote Agreement is valid and binding, that GTECH has the right to be the exclusive installer, operator, provider and servicer of a video lottery system at the Charles Town Facility and that any party buying the stock or assets of Charles Town must accept and assume the AmTote Agreement and recognize such rights of GTECH thereunder, (iii) compensatory damages, (iv) legal fees and costs and (v) such other further legal and equitable relief as the court deems just and appropriate. On December 23, 1996, the court denied GTECH's motion to preliminarily enjoin the Company from consummating the Charles Town Acquisition unless it accepts and assumes the AmTote Agreement. The court noted that GTECH may pursue its claim for damages and, if warranted, pursue other injunctive relief in the future. The Company consummated the Charles Town Acquisition on January 15, 1997, at which time Charles Town assigned to the Charles Town Joint Venture all legally valid and binding obligations, if any, under the AmTote Agreement. In addition, the Company has agreed to indemnify Charles Town for any damages Charles Town may suffer as a result of a claim that Charles Town failed to fulfill its obligations under the AmTote Agreement. On January 13, 1997, Charles Town filed a motion to dismiss GTECH's complaint. The court has not yet ruled on the motion. The Company believes the allegations of the complaint to be without merit and intends to contest the action vigorously.

REGULATION AND TAXATION

     General. The Company is authorized to conduct thoroughbred racing and harness racing in Pennsylvania under the Pennsylvania Racing Act. The Company is also authorized, under the Pennsylvania Racing Act and the Federal Interstate Horseracing Act of 1978 (the "Federal Horseracing Act"), to conduct import simulcast wagering. The Company is also subject to the provisions of West Virginia law that govern the conduct of thoroughbred horseracing in West Virginia (the "West Virginia Racing Act") and the operation of Gaming Machines in West Virginia (the "West Virginia Gaming Machine Act"). The Company's live racing, pari-mutuel wagering and Gaming Machine operations are contingent upon the continued governmental approval of such operations as forms of legalized gaming. All of the Company's current and proposed operations are subject to extensive regulations and could be subjected at any time to additional or more restrictive regulations, or banned entirely.

     Sunset Provisions in Gaming Machine Legislation. The Charles Town Joint Venture has applied for approval to install and operate Gaming Machines at the refurbished Charles Town Facility pursuant to the West Virginia Gaming Machine Act. The West Virginia Gaming Machine Act was adopted in 1994, and will terminate on June 30, 1997 unless extended or reenacted. If the West Virginia Gaming Machine Act terminates, then the Company will be required to discontinue any Gaming Machine operations for which it may obtain approval. There can be no assurance that the West Virginia legislature will extend or reenact the West Virginia Gaming Machine Act beyond June 30, 1997. If the Charles Town Joint Venture obtains approval for the installation of Gaming Machines at the Charles Town Facility and the West Virginia Gaming Machine Act is not extended or reenacted, then the Company's business, financial condition and results of operations would be materially and adversely affected.

     Pennsylvania Racing Regulations. The Company's horse racing operations at the Thoroughbred Track and the Harness Track are subject to extensive regulation under the Pennsylvania Racing Act, which established the Pennsylvania State Horse Racing Commission and the Pennsylvania State Harness Racing Commission (together, the "Pennsylvania Racing Commissions"). The Pennsylvania

Racing Commissions are responsible for, among other things, (i) granting permission annually to maintain racing licenses and schedule race meets, (ii) approving, after a public hearing, the opening of additional OTWs, (iii) approving simulcasting activities, (iv) licensing all officers, directors, racing officials and certain other employees of the Company and (v) approving all contracts entered into by the Company affecting racing, pari-mutuel wagering and OTW operations.

     As in most states, the regulations and oversight applicable to the Company's operations in Pennsylvania are intended primarily to safeguard the legitimacy of the sport and its freedom from inappropriate or criminal influences. The Pennsylvania Racing Commissions have broad authority to regulate in the best interests of racing and may, to that end, disapprove the involvement of certain personnel in the Company's operations, deny approval of certain acquisitions following their consummation or withhold permission for a proposed OTW site for a variety of reasons, including community opposition. The Pennsylvania legislature also has reserved the right to revoke the power of the Pennsylvania Racing Commissions to approve additional OTWs and could, at any time, terminate pari-mutuel wagering as a form of legalized gaming in Pennsylvania or subject such wagering to additional restrictive regulation; such termination would, and any further restrictions could, have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company may not be able to obtain all necessary approvals for the operation or expansion of its business. Even if all such approvals are obtained, the regulatory process could delay implementation of the Company's plans to open additional OTWs. The Company has had continued permission from the Pennsylvania State Horse Racing Commission to conduct live racing at the Thoroughbred Track since it commenced operations in 1972, and has obtained permission from the Pennsylvania State Harness Racing Commission to conduct live racing at the Harness Track beginning with the 1997 season. Currently, the Company has approval from the Pennsylvania Racing Commissions to operate seven OTWs and the right, under the Pennsylvania Racing Act, to operate four additional OTWs, subject to approval by the Pennsylvania Racing Commissions. A Commission may refuse to grant permission to open additional OTWs or to continue to operate existing facilities. The failure to obtain required regulatory approvals would have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Pennsylvania Racing Act provides that no corporation licensed to conduct thoroughbred racing shall be licensed to conduct harness racing and that no corporation licensed to conduct harness racing shall be licensed to conduct thoroughbred racing. The Company's harness and thoroughbred licenses are held by separate corporations, each of which is a wholly owned subsidiary of the Company. Moreover, the Pennsylvania State Harness Racing Commission has reissued the Pocono Downs harness racing license and has found, in connection with the reissuance, that it is not "inconsistent with the best interests, convenience or necessity or with the best interests of racing generally" that a subsidiary of the Company beneficially owns Pocono Downs. The Company thus believes that the arrangement under which it holds both a harness and a thoroughbred license complies with applicable regulations.

     West Virginia Racing and Gaming Regulation. The Company's operations at the Charles Town Facility are subject to regulation by the West Virginia State Racing Commission (the "West Virginia Racing Commission") under the West Virginia Racing Act, and by the West Virginia Lottery Commission under the West Virginia Gaming Machine Act. The powers and responsibilities of the West Virginia Racing Commission under the West Virginia Racing Act are substantially similar in scope and effect to those of the Pennsylvania Racing Commissions and extend to the approval and/or oversight of all aspects of racing and pari-mutuel wagering operations. The Charles Town Joint Venture has applied to the West Virginia Racing Commission for a license to conduct racing and pari-mutuel wagering at the Charles Town Facility. The West Virginia Racing Commission has issued this license, subject to its review and approval of the documents pursuant to which the Charles Town Acquisition was consummated and financing therefor was obtained and to its review and approval of any changes in the ownership of the Charles Town Joint Venture, among other conditions. The Charles Town Joint Venture has also applied to the West Virginia Lottery Commission for approval to install and operate 400 Gaming Machines at the refurbished Charles Town Facility; this approval has not yet been granted. The Company anticipates, but cannot assure, that it will obtain approval for the installation and operation of the 400 Gaming Machines within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. Failure by the Charles Town Joint Venture to obtain such approval by June 1, 1997 constitutes an event of default under the Company's bank credit agreement. The Charles Town Joint Venture may not receive or retain all of the regulatory approvals necessary from time to time to conduct racing and pari-mutuel wagering operations at the Charles Town Facility. The failure to receive or retain or a delay in receiving such approvals could cause the reduction or suspension of racing and pari-mutuel wagering, as well as of Gaming Machine operations, at the Charles Town Facility and have a material adverse effect upon the Company's business, financial condition and results of operations.

     The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that the Charles Town Joint Venture will apply for approval of the installation and operation of a total of 1,000 Gaming Machines at the Charles Town Facility within the first year after the opening of the Charles Town Facility. The West Virginia Lottery Commission may not approve the installation of the initial 400 Gaming Machines or any additional Gaming Machines, however, or may not do so in a timely manner, or may ultimately approve the installation of a smaller number of Gaming Machines than requested.

     Moreover, the West Virginia Gaming Machine Act requires that the operator of the Charles Town Facility enter into a written agreement with the horse owners and trainers who race horses at that facility (the "Charles Town Horsemen") in order to conduct Gaming Machine operations. The West Virginia Gaming Machine Act also requires that the operator of the Charles Town Facility enter into a written agreement with the pari-mutuel clerks in order to operate Gaming Machines. Currently, there is no agreement between the operator of the Charles Town Facility and either the Charles Town Horsemen or the pari-mutuel clerks. The Company has entered into discussions with both the Charles Town Horsemen and the pari-mutuel clerks toward obtaining such agreements. The absence of an agreement with the Charles Town Horsemen or the pari-mutuel clerks at the Charles Town Facility, or the termination or non-renewal of such agreement, would have a material adverse effect on the Company's business, financial condition and results of operations.

     State and Federal Simulcast Regulation. Both the Federal Horseracing Act and the Pennsylvania Racing Act require that the Company have a written agreement with the horse owners and trainers who race horses at the Thoroughbred Track (the "Thoroughbred Horsemen") and with horse owners and trainers at the Harness Track (the "Harness Horsemen" and, together with the Thoroughbred Horsemen, the "Pennsylvania Horsemen") in order to simulcast races. The Company has entered into agreements with the Pennsylvania Horsemen (the "Horsemen Agreements"), and in accordance therewith has agreed upon the allocations of the Company's revenues from import simulcast wagering to the purse funds for the Thoroughbred Track and the Harness Track. Because the Company cannot conduct import simulcast wagering in the absence of the Horsemen Agreements, the termination or non-renewal of either Horsemen Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Federal Horseracing Act requires that the operator of the Charles Town Facility obtain the approval of the Charles Town Horsemen before import simulcast wagering can be conducted there. While such approval has been obtained by Charles Town in the past, there is no written agreement with the Charles Town Horsemen providing for such approval in the future. The Company has entered into discussions with the Charles Town Horsemen toward obtaining an agreement evidencing such approval. The failure to obtain such approval could have a material adverse effect on the Company's business, financial condition and results of operations.

     Taxation. The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state income taxes, and such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its operations. From time to time, federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Compliance with Other Laws. The Company and its OTWs are also subject to a variety of other rules and regulations, including zoning, construction and land-use laws and regulations in Pennsylvania and West Virginia governing the serving of alcoholic beverages. Currently, Pennsylvania laws and regulations permit the construction of off-track wagering facilities, but may affect the selection of a particular OTW site because of parking, traffic flow and other similar considerations, any of which may serve to delay the opening of future OTWs in Pennsylvania. By contrast, West Virginia law does not permit the operation of OTWs. The Company derives a significant portion of its other revenues from the sale of alcoholic beverages to patrons of its facilities. Any interruption or termination of the Company's existing ability to serve alcoholic beverages would have a material adverse effect on the Company's business, financial condition and results of operations.

     Restrictions on Share Ownership and Transfer. The Pennsylvania Racing Act requires that any shareholder proposing to transfer beneficial ownership of 5% or more of the Company's shares file an affidavit with the Company setting forth certain information about the proposed transfer and transferee, a copy of which the Company is required to furnish to the Pennsylvania Racing Commission. The certificates representing the Company shares owned by 5% beneficial shareholders are required to bear certain legends prescribed by the Pennsylvania Racing Act. In addition, under the Pennsylvania Racing Act, the Pennsylvania Racing Commission has the authority to order a 5% beneficial shareholder of the Company to dispose of his Common Stock of the Company if it determines that continued ownership would be inconsistent with the public interest, convenience or necessity or the best interest of racing generally. The West Virginia Gaming Machine Act provides that a transfer of more than 5% of the voting stock of a corporation which controls the license may only be to persons who have met the licensing requirements of the West Virginia Gaming Machine Act or which transfer has been pre-approved by the West Virginia Lottery Commission. Any transfer that does not comply with this requirement voids the license. See "Description of Capital Stock -- Certain Restrictions on Share Ownership and Transfer."

EFFECT OF INCLEMENT WEATHER AND SEASONALITY

     Because horse racing is conducted outdoors, variable weather contributes to the seasonality of the Company's business. Weather conditions, particularly during the winter months, may cause races to be canceled or may curtail attendance. Because a substantial portion of the Company's Thoroughbred Track and Harness Track expenses are fixed, the loss of scheduled racing days could have a material adverse effect on the Company's business, financial condition and results of operations.

     The severe winter weather in 1996 resulted in the closure of the Company's OTW facilities for two days in January 1996. Because of the Company's growing dependence upon OTW operations, severe weather that causes the Company's OTWs to close could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Attendance and wagering at the Company's facilities have been favorably affected by special racing events which stimulate interest in horse racing, such as the Triple Crown races in May and June and the Breeders' Cup in autumn. As a result, the Company's revenues and net income have been greatest in the second and third quarters of the year and lowest in the first and fourth quarters of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Inclement Weather and Seasonality."

LIMITATIONS AND RESTRICTIONS OF CONTRACTS WITH HORSEMEN

     The Thoroughbred Horsemen Agreement was entered into in February 1996, expires in February 1999 and is subject to automatic renewal for successive one year terms unless either party gives notice of termination at least 90 days prior to the end of any such period. The Harness Horsemen Agreement was entered into in November 1994, became effective in January 1995 and expires in January 2000. There is no agreement between Charles Town and the Charles Town Horsemen, and although such horsemen have granted approval for import simulcast wagering in the past, there can be no assurance that such approval will be obtained in the future. The future success of the Company depends, in part, on its ability to maintain a good relationship with the Pennsylvania Horsemen and the Charles Town Horsemen (together, the "Horsemen") and to obtain renewal of the Horsemen Agreements and required approvals from the Charles Town Horsemen on satisfactory terms. Failure to do so could lead to an interruption in live racing or OTW operations or, at the Charles Town Facility, Gaming Machine operations. The Company may not be able to renew or modify the Horsemen Agreements on satisfactory terms, and failure to obtain satisfactory renewal terms could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Purses; Agreements with Horsemen" and "-- Regulation."

POTENTIAL ENVIRONMENTAL LIABILITIES

     As a result of the Pocono Downs Acquisition, the Company owns a solid waste landfill (the "Landfill") located outside Wilkes-Barre, Pennsylvania on a parcel of land adjacent to the Harness Track. The Landfill was operated by the East Side Landfill Authority (the "Landfill Authority"), which disposed of municipal waste in the Landfill from 1970 until 1982 on behalf of four municipalities. The Landfill is currently subject to a closure order, issued by the Pennsylvania Department of Environmental Resources ("PADER"), which the four municipalities are required to implement pursuant to a 1986 Settlement Agreement among the former trustee in bankruptcy for Pocono Downs, the Landfill Authority, the municipalities and PADER (the "Settlement Agreement"). According to the Company's environmental engineering consulting firm, the Landfill closure is substantially complete. To date the municipalities have been substantially fulfilling their obligations under the Settlement Agreement. However, there can be no assurance that the municipalities will continue to meet their obligations under the Settlement Agreement or that the terms of the Settlement Agreement will not be amended in the future. In addition, as the owner of the property, the Company may be liable for future claims with respect to the Landfill under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws. The Company may incur expenses in connection with the Landfill in the future, which expenses may not be reimbursed by the municipalities. Any such expenses could have a material adverse effect on the Company's business, financial condition and results of operations.

     Pursuant to an agreement entered into between the Charles Town Joint Venture and Charles Town coincident with the consummation of the Charles Town Acquisition, $200,000 of the purchase price of the Charles Town Acquisition was held in escrow to satisfy certain costs expected to be incurred for the remediation or other clean-up of various items of environmental concern; the estimated cost of such remediation and clean-up is approximately $400,000. No assurance can be given that additional liability in amounts that cannot now be estimated by the Company will not arise for which the Company and the Charles Town Joint Venture may not be able to obtain reimbursement or indemnification.

     The Company operates a water and sewage treatment facility at the Thoroughbred Track and a water and sewage treatment facility at the Charles Town Facility. Operation of water and sewage treatment facilities is subject to both federal and state environmental regulation. If the Company's operation of the treatment facilities is found not to comply with these regulations or future regulations which may be more stringent, the Company may be required to make potentially significant expenditures to bring the facilities into compliance, and the Company may also be subject to monetary penalties.

CONCENTRATION OF OWNERSHIP

     Following the completion of this offering, and assuming no exercise of the Underwriters' over-allotment option, the Company's executive officers, directors and 5% shareholders will own beneficially an aggregate of approximately 51.4% of the outstanding Common Stock. Peter M. Carlino, the Company's Chairman and Chief Executive Officer, will have voting control, directly and indirectly through a family trust (the "Carlino Family Trust") and another corporation, of approximately 43.7% of the outstanding Common Stock. The Company's officers, directors and 5% shareholders if acting together will, and Mr. Carlino acting alone may, be able to significantly influence the election of directors and the business and affairs of the Company. Under certain circumstances, including the sale of all or substantially all of the assets of the Company or a merger, consolidation or liquidation of the Company, other trustees of the Carlino Family Trust, including Harold Cramer, who is a director of the Company, may have voting power over approximately 37.8% of the shares of Common Stock outstanding following completion of the offering. See "Description of Capital Stock -- Possible Antitakeover Effect of Certain Charter, By-Law and Other Provisions."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the services of: Peter M. Carlino, the Company's Chairman and Chief Executive Officer; William J. Bork, the Company's President, Chief Operating Officer and a Director; Robert S. Ippolito, the Company's Chief Financial Officer, Secretary and Treasurer; Philip T. O'Hara, Jr., the Company's Vice President and General Manager; and senior management personnel of the Company's operating units. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into employment agreements with Messrs. Carlino, Bork and Ippolito. See Note 5 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been, and may in the future be, volatile. Fluctuations in the Company's operating results and other events or factors, such as announcements of new gaming or wagering opportunities by the Company or its competitors, legislation approving, defeating or restricting gaming, other developments with respect to government regulation, developments in the gaming industry generally and sales of substantial amounts of Common Stock in the public market, or the prospect of such sales, may have a significant effect on the market price of the Common Stock. In addition, the stock market generally and the gaming industry in particular have, from time to time, experienced extreme price and volume fluctuations; future fluctuations could adversely affect the market price of the Common Stock without regard to the financial or operating performance of the Company. A shift away from investor interest in gaming in general could adversely affect the trading price of the Common Stock in a manner unrelated to the Company's financial or operating performance. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of the Company's Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering and assuming no exercise of outstanding stock options or warrants, the Company will have outstanding 15,080,290 shares of Common Stock (based upon the number of shares outstanding as of December 31, 1996), of which the 1,725,000 shares sold in this offering will be freely tradeable. Immediately prior to the completion of the offering it is expected that 13,355,290 shares of Common Stock will be outstanding (based upon the number of shares outstanding as of December 31, 1996). Of the currently outstanding shares, 6,525,042 shares are subject to agreements with the Underwriters under which such shares may not be offered, sold or otherwise disposed of for a period of 120 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc as representative of the Underwriters.

POSSIBLE ANTITAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND OTHER PROVISIONS

     The Company's Amended and Restated Articles of Incorporation and By-Laws provide that the Board of Directors is to consist of three classes of directors, each comprised as nearly as practicable of one-third of the Board, and that one-third of the Board is to be elected each year. At each annual meeting, only directors of the class whose term is expiring are voted upon, and upon election each such director serves a three-year term. The Company's Amended and Restated Articles of Incorporation provide that a director may be removed with or without cause only by the affirmative vote of the holders of 75% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting as a single class; the Company's By-Laws provide that a director may only be removed without cause by written consent of the shareholders and not at a meeting. The Company's Amended and Restated Articles of Incorporation provide that shareholder-proposed nominations for election of directors and shareholder-proposed business at meetings of shareholders shall be subject to such advance notice requirements as may be contained in the By-Laws, which may be amended by the directors.

     The provisions of the Company's Amended and Restated Articles of Incorporation with respect to classification of the Board of Directors and shareholder approval of the removal of directors with or without cause may not be altered, amended or repealed without the affirmative vote of the holders of at least 75% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting as a single class. See "Description of Capital Stock -- Possible Antitakeover Effect of Certain Charter, By-Law and Other Provisions."

     Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors of the Company may issue shares of Preferred Stock of the Company, without shareholder approval, on such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability to issue Preferred Stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuances may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, stock of the Company. The Company has no current plans to issue any shares of Preferred Stock. See "Description of Capital Stock -- Preferred Stock."

     Certain provisions of Pennsylvania law could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such event could be beneficial to the interests of the shareholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. See "Description of Capital Stock -- Possible Antitakeover Effect of Certain Charter, By-Law and Other Provisions."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,725,000 shares of Common Stock offered hereby at an offering price of $14.50 per share are estimated to be approximately $23.0 million (approximately $26.5 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.

     Of the net proceeds to the Company, (i) $19.0 million will be used to repay outstanding indebtedness and accrued interest under a credit facility, which was entered into with Bankers Trust Company, as Agent, in November 1996 (the "Credit Facility"), and (ii) the balance will be used to finance a portion of the cost of the refurbishment of the Charles Town Facility. Outstanding term loan indebtedness under the Credit Facility was incurred to finance the Pocono Downs Acquisition and the Charles Town Acquisition; additional term loan indebtedness is expected to be incurred under the Credit Facility to finance the refurbishment of the Charles Town Facility. Borrowings under the Credit Facility bear interest at an annual interest rate equal to, at the option of the Company, either the "base rate" of Bankers Trust Company plus an applicable margin of up to 2% or a eurodollar rate plus an applicable margin of up to 3%. Quarterly mandatory repayments of the amounts outstanding under the term loan portions of the Credit Facility commence December 31, 1997 and continue until the maturity date, November 26, 2001. Pursuant to the terms of the credit agreement under which such borrowings were made, the Company is obligated to apply to repayment of amounts outstanding under the Credit Facility 100% of the net proceeds to the Company of any public offering of its equity securities if the aggregate amount of the remaining commitments and amounts outstanding under the Credit Facility exceeds $50.0 million, and 50% of the net proceeds to the Company of any public offering of its equity securities if the aggregate amount of the remaining commitments and amounts outstanding under the Credit Facility is between $25.0 million and $50.0 million or if the Company's leverage ratio is greater than 2-to-1; however, the credit agreement permits the Company to retain up to the first $8.0 million of proceeds from the initial offering of its equity securities after the date of the credit agreement. The Company must pay a fee of $250,000 if the Company applies less than $19.0 million of the proceeds of such initial offering to repayment of amounts outstanding under the Credit Facility.

     The Company intends to use any balance of the net proceeds remaining after application as described above for working capital and other general corporate purposes. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "PENN." The following table sets forth for the periods indicated the high and low sales prices per share of the Company's Common Stock as reported on The Nasdaq National Market since the date on which the Common Stock commenced trading.


                                                           HIGH         LOW
                                                          -------     -------
1994

  Second Quarter (May 25 through June 30, 1994).......... $ 3.458     $ 2.333
  Third Quarter..........................................   3.167       2.396
  Fourth Quarter.........................................   2.667       2.083

1995

  First Quarter..........................................   2.917       2.250
  Second Quarter.........................................   5.125       2.500
  Third Quarter..........................................   6.833       4.417
  Fourth Quarter.........................................   6.458       4.167

1996

  First Quarter..........................................   6.000       4.292
  Second Quarter.........................................  14.500       5.875
  Third Quarter..........................................  15.625       9.000
  Fourth Quarter.........................................  21.375      13.750

1997

  First Quarter (through February 11, 1997)..............  18.250      14.250


     The closing sale price per share of Common Stock on The Nasdaq National Market on February 11, 1997 was $15 3/8. As of December 31, 1996, there were 261 holders of record of Common Stock.

                                DIVIDEND POLICY

     Since the Company's initial public offering of Common Stock in May 1994, the Company has not paid any cash dividends on its Common Stock. The Company intends to retain all of its earnings to finance the development of the Company's business and, thus, does not anticipate paying cash dividends on its Common Stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. The Credit Facility prohibits the Company from authorizing, declaring or paying any dividends until the Company's commitments under the Credit Facility have been terminated and all amounts outstanding thereunder have been repaid. In addition, future bank financing may prohibit the payment of dividends under certain conditions.

                                 CAPITALIZATION

     The following table sets forth: (i) the consolidated short-term debt and capitalization of the Company as of September 30, 1996; (ii) the pro forma short-term debt and capitalization of the Company as of September 30, 1996, after giving effect to the Pocono Downs Acquisition, the Charles Town Acquisition and the borrowings under the Credit Facility made or to be made simultaneously with the consummation of each such Acquisition; and (iii) such pro forma short-term debt and capitalization, as adjusted to reflect the sale of the 1,725,000 shares of Common Stock offered hereby at an offering price of $14.50 per share (assuming no exercise of the Underwriters' over-allotment option) and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." This table should be read in conjunction with the pro forma consolidated financial statements of the Company and the consolidated financial statements of the Company, The Plains Company and Charles Town, which are included elsewhere or incorporated by reference in this Prospectus.


                                                                                       SEPTEMBER 30, 1996
                                                                                -----------------------------------
                                                                                                         PRO FORMA
                                                                                 ACTUAL    PRO FORMA    AS ADJUSTED
                                                                                -------    ---------    -----------
                                                                                        (IN THOUSANDS)
Current maturities of long-term debt.......................................     $   222     $   222       $   222
                                                                                -------     -------       -------
Long-term debt:
  Tranche A Term Loan (1)..................................................          --      47,000        32,936
  Tranche B Term Loan (1)..................................................          --      16,500        11,564
  Other....................................................................          80          80            80
                                                                                -------     -------       -------
     Total long-term debt..................................................          80      63,580        44,580
                                                                                -------     -------       -------
       Total debt..........................................................         302      63,802        44,802
                                                                                -------     -------       -------
Shareholders' equity:
  Preferred Stock, par value $.01 per share, 1,000,000 shares authorized;
     none issued...........................................................          --          --            --
  Common Stock, par value $.01 per share, 20,000,000 shares authorized,
     13,330,290 shares outstanding and outstanding pro forma, 15,080,290
     shares outstanding pro forma as adjusted (2)..........................         133         133           151
  Additional paid-in capital...............................................      14,217      14,217        37,183
  Retained earnings........................................................      12,344      12,344        12,344
                                                                                -------     -------       -------
     Total shareholders' equity............................................      26,694      26,694        49,678
                                                                                -------     -------       -------
       Total capitalization................................................     $26,996     $90,496       $94,480
                                                                                =======     =======       =======

------------------

(1) Repayments of the Term Loans are applied pro rata to the Tranche A Term Loan and the Tranche B Term Loan.

(2) Excludes (i) 1,179,750 shares reserved for issuance under the Company's 1994 Stock Option Plan, of which options to purchase 823,750 shares of Common Stock were outstanding as of September 30, 1996, and (ii) 195,000 shares reserved for issuance upon the exercise of warrants to purchase Common Stock outstanding as of September 30, 1996. As of December 31, 1996, the Company had 13,355,290 shares outstanding and outstanding pro forma, and 15,080,290 shares outstanding pro forma as adjusted, which excludes options to purchase 1,179,750 shares of Common Stock and warrants to purchase 195,000 shares of Common Stock outstanding as of December 31, 1996. See "Description of Capital Stock -- Warrants" and Note 9 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                           PENN NATIONAL GAMING, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying pro forma consolidated financial statements present pro forma information for the Company, giving effect to the Pocono Downs Acquisition and the Charles Town Acquisition using the purchase method of accounting in each case and the related acquisition financing. These pro forma consolidated financial statements are based upon the historical financial statements of Penn National, The Plains Company and Charles Town as of September 30, 1996 and for the year ended December 31, 1995 and for the nine months ended September 30, 1996.

     The accompanying pro forma consolidated balance sheet as of September 30, 1996 has been presented as if the Pocono Downs Acquisition and the Charles Town Acquisition had both occurred on September 30, 1996. The accompanying pro forma consolidated statements of income for the year ended December 31, 1995 and for the nine months ended September 30, 1996 have been presented as if the Pocono Downs Acquisition and the Charles Town Acquisition had both occurred on January 1, 1995.

     The pro forma adjustments are based upon currently available information and upon certain assumptions described in the accompanying Notes to Pro Forma Consolidated Financial Statements. These assumptions include assumptions relating to the allocation of the purchase price paid in the Pocono Downs Acquisition and the purchase price paid in the Charles Town Acquisition to the respective assets and liabilities of Pocono Downs and Charles Town based upon preliminary estimates of their fair values; the actual allocation of such purchase prices may differ from that reflected in the pro forma consolidated financial statements. The Company's management believes the assumptions underlying the pro forma consolidated financial statements to be reasonable under the circumstances.

     The pro forma consolidated financial statements are unaudited, are presented for informational purposes only and are not necessarily indicative of the results of operations that would actually have been obtained if the Acquisitions had occurred on the dates indicated, or the results of operations that may be obtained in the future. These statements are qualified in their entirety by, and should be read in conjunction with, the historical financial statements of Penn National, The Plains Company and Charles Town and related notes thereto included elsewhere in this Prospectus or incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                           PENN NATIONAL GAMING, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                                                          POCONO DOWNS   CHARLES TOWN
                                                                            PRO FORMA      PRO FORMA
                                                                           ADJUSTMENTS    ADJUSTMENTS
                             PENN NATIONAL  POCONO DOWNS   CHARLES TOWN        AND            AND         COMPANY
                              HISTORICAL     HISTORICAL     HISTORICAL    ELIMINATIONS   ELIMINATIONS    PRO FORMA
                             -------------  ------------   ------------   ------------   ------------    ---------
                                                                  (IN THOUSANDS)
 ASSETS
  Cash and cash
    equivalents............     $ 5,602        $ 4,521       $   523       $(46,407)(1)   (17,165)(a)       5,832
                                                                             44,822 (2)    16,500 (b)
                                                                             (1,780)(3)      (784)(c)
  Marketable securities....          --          6,001            --         (6,001)(2)        --              --
  Other current assets.....       3,362          1,557           190             --          (190)(a)       4,919
                                -------        -------       -------       --------       -------        --------
    Total current assets...       8,964         12,079           713         (9,366)       (1,639)         10,751
  Property and equipment,
    net....................      19,629         12,712         9,093         22,541 (1)     7,407 (a)      71,382
  Intangibles, including
    goodwill...............       1,848             --            --         11,563 (1)     2,025 (a)      15,436
  Other assets, including
    deferred charges.......       3,292            235            56         (1,118)(1)    (1,939)(a)       3,090
                                                                              1,780 (3)       784 (c)
                                -------        -------       -------       --------       -------        --------
    Total assets...........     $33,733        $25,026       $ 9,862       $ 25,400      $  6,638        $100,659
                                =======        =======       =======       ========      ========        ========

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current maturities of
    long-term debt.........     $   222        $ 1,020       $ 6,877       $ (1,020)(2)   $(6,877)(a)    $    222
  Other current
    liabilities............       5,748          3,426         2,027             --        (2,027)(a)       9,174
                                -------        -------       -------       --------       -------        --------
    Total current
      liabilities..........       5,970          4,446         8,904         (1,020)       (8,904)          9,396
                                -------        -------       -------       --------       -------        --------
  Long-term debt...........          80          7,159         2,704         39,841 (2)    (2,704)(a)      63,580
                                                                                           16,500 (b)
  Other long-term
    liabilities............         989             --            84             --           (84)(a)         989
                                -------        -------       -------       --------       -------        --------
    Total long-term
      liabilities..........       1,069          7,159         2,788         39,841        13,712          64,569
                                -------        -------       -------       --------       -------        --------
  Minority interest........          --          1,880            --         (1,880)(1)        --              --
    Total shareholders'
      equity (deficit).....      26,694         11,541        (1,830)       (11,541)(1)     1,830(a)       26,694
                                -------        -------       -------       --------       -------        --------
    Total liabilities and
      shareholders'
      equity...............     $33,733        $25,026       $ 9,862       $ 25,400       $ 6,638        $100,659
                                =======        =======       =======       ========      ========        ========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                           PENN NATIONAL GAMING, INC.

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31, 1995
                            -------------------------------------------------------------------------------------
                                                                         POCONO DOWNS   CHARLES TOWN
                                                                           PRO FORMA      PRO FORMA
                                                                          ADJUSTMENTS    ADJUSTMENTS
                            PENN NATIONAL  POCONO DOWNS   CHARLES TOWN        AND            AND         COMPANY
                             HISTORICAL     HISTORICAL     HISTORICAL    ELIMINATIONS   ELIMINATIONS    PRO FORMA
                            -------------  ------------   ------------   ------------   ------------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues............    $  57,676      $  33,854      $ 11,027      $     --      $      --       $ 102,557
Total operating expenses..       49,421         27,261        12,776        (1,053)(6)        182(e)       89,448
                                                                               861 (7)
                              ---------      ---------      --------      --------      ---------       ---------
Income (loss) from
  operations..............        8,255          6,593        (1,749)          192           (182)         13,109
Total other income
  (expenses)..............          208           (461)         (402)       (3,995)(4)     (1,249)(d)      (4,874)
                                                                               561 (5)        664 (g)
                                                                                             (200)(h)
Minority interest.........           --         (1,571)           --         1,571 (9)         --              --
                              ---------      ---------      --------      --------      ---------       ---------
Income (loss) before
  income taxes............        8,463          4,561        (2,151)       (1,671)          (967)          8,235
Taxes on income...........        3,467          1,602            --        (1,362)(8)       (979)(f)       3,388
                                                                               660 (9)
                              ---------      ---------      --------      --------      ---------       ---------
Net income (loss).........    $   4,996      $   2,959      $ (2,151)     $   (969)     $      12       $   4,847
                              =========      =========      ========      ========      =========       =========
Net income per share......    $     .38                                                                 $     .37
                              =========                                                                 =========
Weighted average common
  shares outstanding......       13,104                                                                    13,104
                              =========                                                                 =========

                                                     NINE MONTHS ENDED SEPTEMBER 30, 1996
                            -------------------------------------------------------------------------------------
                                                                         POCONO DOWNS   CHARLES TOWN
                                                                           PRO FORMA      PRO FORMA
                                                                          ADJUSTMENTS    ADJUSTMENTS
                            PENN NATIONAL  POCONO DOWNS   CHARLES TOWN        AND            AND         COMPANY
                             HISTORICAL     HISTORICAL     HISTORICAL    ELIMINATIONS   ELIMINATIONS    PRO FORMA
                            -------------  ------------  -------------   ------------   ------------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues............    $  46,474      $  25,746      $  8,746      $     --      $     --        $  80,966
Total operating expenses..       39,237         21,306        10,328          (804)(6)       134 (e)       70,802
                                                                               601 (7)
                              ---------      ---------      --------      --------      --------        ---------
Income (loss) from
  operations..............        7,237          4,440        (1,582)          203          (134)          10,164
Total other income
  (expenses)..............          185           (316)         (271)       (2,996)(4)      (936)(d)       (3,694)
                                                                               306 (5)       534 (g)
                                                                                            (200)(h)
Minority interest.........           --           (874)           --           874 (9)        --               --
                              ---------      ---------      --------      --------      --------        ---------
Income (loss) before
  income taxes............        7,422          3,250        (1,853)       (1,613)         (736)           6,470
Taxes on income...........        3,016          1,323            --        (1,045)(8)      (810)(f)        2,851
                                                                               367 (9)
                              ---------      ---------      --------      --------      --------        ---------
Net income (loss).........    $   4,406      $   1,927      $ (1,853)     $   (935)     $     74        $   3,619
                              =========      =========      ========      ========      ========        =========
Net income per share......    $     .32                                                                 $     .26
                              =========                                                                 =========
Weighted average common
  shares outstanding......       13,754                                                                    13,754
                              =========                                                                 =========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                           PENN NATIONAL GAMING, INC.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

POCONO DOWNS ACQUISITION:

     The pro forma adjustments are as follows:

     (1) The Company purchased Pocono Downs for $47,000,000 and recorded a charge of $525,000 for estimated acquisition-related costs.

          The purchase price of the Pocono Downs Acquisition is reflected as follows:

                                                           (IN THOUSANDS)
                                                           --------------
Cost of Pocono Downs Acquisition...........................  $ 47,525
Less: Historical minority interest.........................    (1,880)
     Pocono Downs historical equity........................   (11,541)
                                                             --------
Excess acquisition cost....................................  $ 34,104
                                                             ========
Allocations:
Increase to property and equipment.........................  $ 22,541
Intangibles, including goodwill............................    11,563
                                                             --------
                                                             $ 34,104
                                                             ========

          The following pro forma adjustment records the Pocono Downs
     Acquisition:

                                                            SEPTEMBER 30, 1996
                                                            ------------------
                                                            DEBIT       CREDIT
                                                            -----       ------
                                                             (IN THOUSANDS)
          Cash...........................................              $46,407
          Property and equipment, net....................  $22,541
          Intangibles, including goodwill................   11,563
          Minority interest..............................    1,880
          Stockholders' equity...........................   11,541
          Other assets, including deferred charges.......                1,118

     (2) In connection with the Pocono Downs Acquisition, the Company borrowed $47,000,000. Approximately $8,179,000 of existing Pocono Downs cash and marketable securities was used to retire its long-term indebtedness. The following pro forma adjustment reflects the repayment of certain Pocono Downs indebtedness, as well as the transaction-related borrowings:

                                                           SEPTEMBER 30, 1996
                                                           ------------------
                                                            DEBIT      CREDIT
                                                            -----      ------
                                                             (IN THOUSANDS)
          Current maturities of long-term debt...........  $ 1,020
          Long-term debt.................................             $39,841
          Cash...........................................   44,822
          Marketable securities..........................               6,001

     (3) Fees incurred or to be incurred in connection with the above-mentioned bank borrowing are estimated to be $1,780,000. The following pro forma adjustment represents the payment of these fees:

                                                             SEPTEMBER 30, 1996
                                                             ------------------
                                                              DEBIT     CREDIT
                                                              -----     ------
                                                                (IN THOUSANDS)
          Other assets, including deferred charges...........$ 1,780
          Cash...............................................          $ 1,780

                           PENN NATIONAL GAMING, INC.

     (4) The purchase price was financed with the above-mentioned bank borrowing. The following pro forma adjustment records the interest expense in connection with this borrowing at an assumed interest rate of 8.5% per annum:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               -------------------  ------------------
                                                                            (IN THOUSANDS)
        Interest expense -- senior debt......................       $ 3,995              $ 2,996

     (5) The following pro forma adjustment reflects the elimination of Pocono Downs, net interest expense relating to the repayment of its indebtedness:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               ------------------   ------------------
                                                                           (IN THOUSANDS)
        Eliminate historical net interest expense............       $ (561)               $ (306)

     (6) The following pro forma adjustment reflects the elimination of certain historical Pocono Downs corporate and administrative expenses, principally certain duplicative senior management compensation:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               ------------------   ------------------
                                                                           (IN THOUSANDS)
       Operating expenses other than depreciation and
          amortization.......................................       $(1,053)              $(804)

     (7) The following pro forma adjustment reflects the incurrence of additional depreciation and amortization:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               ------------------  -------------------
                                                                           (IN THOUSANDS)
        Operating expenses -- depreciation and
          amortization.......................................         $ 861                $ 601

     (8) Pro forma adjustment to record income tax effect of pro forma income statement adjustments at estimated effective tax rate of 42%:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                                -----------------   ------------------
                                                                           (IN THOUSANDS)
        Income tax effect....................................        $(1,362)             $(1,045)

     (9) Pro forma adjustment to eliminate allocation of income to Pocono Downs' minority interest and the related tax effect:

                                                                   YEAR ENDED       NINE MONTHS ENDED
                                                               DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               -----------------   ------------------
                                                                          (IN THOUSANDS)
        Minority interest....................................      $ 1,571               $ 874
        Income tax provision.................................          660                 367

                           PENN NATIONAL GAMING, INC.

CHARLES TOWN ACQUISITION:

     The pro forma adjustments are as follows:

     (a) The Charles Town Joint Venture, in which the Company has reached an agreement with its joint venture partner to hold an 89% interest, purchased substantially all of the assets of Charles Town for approximately $16,500,000 and has incurred or will incur $2,025,000 of estimated acquisition-related costs.

          The purchase price of the Charles Town Acquisition is reflected as follows:

                                                                (IN THOUSANDS)
                                                                --------------
          Cost of Charles Town Acquisition......................   $18,525
          Less: Historical value of assets being acquired.......    (9,093)
                                                                   -------
          Excess acquisition cost...............................   $ 9,432
                                                                   =======
          Allocations:
          Increase to property and equipment....................   $ 7,407
          Intangibles, including goodwill.......................     2,025
                                                                   -------
                                                                   $ 9,432
                                                                   =======

            The following pro forma adjustment records the Charles Town Acquisition and the elimination of all other components of Charles Town's balance sheet as of September 30, 1996:

                                                           SEPTEMBER 30, 1996
                                                           ------------------
                                                           DEBIT       CREDIT
                                                           -----       ------
                                                             (IN THOUSANDS)
          Cash............................................            $17,165
          Other current assets............................                190
          Property and equipment, net..................... 7,407
          Intangibles, including goodwill................. 2,025
          Current maturities of long-term debt............ 6,877
          Other current liabilities....................... 2,027
          Long-term debt.................................. 2,704
          Other long-term liabilities.....................    84
          Shareholders' equity............................              1,830
          Other assets, including deferred charges........              1,939

     (b) The Company borrowed $16,500,000 to finance the Charles Town Acquisition. The following pro forma adjustment reflects the financing of the Charles Town Acquisition:

                                                           SEPTEMBER 30, 1996
                                                           ------------------
                                                           DEBIT       CREDIT
                                                           -----       ------
                                                              (IN THOUSANDS)
          Long-term debt.................................              16,500
          Cash........................................... $16,500

     (c) Fees incurred or to be incurred by the Company in connection with the above-mentioned bank borrowing are estimated to be $784,000. The following pro forma adjustment represents the payment for these costs:

                                                              SEPTEMBER 30, 1996
                                                              ------------------
                                                              DEBIT       CREDIT
                                                              -----       ------
                                                                (IN THOUSANDS)
          Other assets, including deferred charges........  $  784
          Cash............................................              $  784

                           PENN NATIONAL GAMING, INC.

     (d) The following pro forma adjustment records the interest expense in connection with the above-mentioned bank borrowing at an assumed interest rate of 8.5% per annum:

                                                                    YEAR ENDED        NINE MONTHS ENDED
                                                                DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                                -----------------    ------------------
                                                                           (IN THOUSANDS)
        Interest expense -- senior debt......................        $1,249                 $ 936

     (e) The following pro forma adjustment reflects the effect of additional depreciation and amortization:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               ------------------   ------------------
                                                                           (IN THOUSANDS)
        Operating expenses -- depreciation and
          amortization.......................................        $   182              $   134

     (f) Pro forma adjustment to record income tax effect of pro forma income statement adjustments at estimated effective tax rate of 34%:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                                -----------------   ------------------
                                                                           (IN THOUSANDS)
        Income tax effect....................................         $ (979)             $ (810)

     (g) The following pro forma adjustment reflects the elimination of substantially all of Charles Town's net interest expense:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                                -----------------   ------------------
                                                                           (IN THOUSANDS)
        Eliminate historical net interest expense............        $ (664)              $ (534)

     (h) The following pro forma adjustment reflects the elimination of other income recorded by Charles Town in relation to purchase option payments:

                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                                -----------------   ------------------
                                                                           (IN THOUSANDS)
        Other income.........................................        $ (200)              $ (200)

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial information with respect to the Company's financial position as of December 31, 1994 and 1995 and its results of operations for each of the three years in the period ended December 31, 1995 has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's results of operations for the years ended December 31, 1991 and 1992 and with respect to the Company's financial position as of December 31, 1991, 1992 and 1993 has been derived from audited financial statements of the Company that are not included in this Prospectus. The selected consolidated financial data for each of the nine-month periods ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements, which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods, adjusted as described in the notes below. The results for the nine-month period ended September 30, 1996 are not necessarily indicative of results for the full year, or any future period. The selected historical financial data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                   NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                 ------------------------------------------------------------  ------------------------
                                   1991 (1)   1992 (1)    1993 (1)      1994          1995         1995         1996
                                  ---------  ---------  -----------  -----------  -----------  -----------  -----------
                                              (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND ATTENDANCE DATA)
INCOME STATEMENT DATA:
Revenues
  Pari-mutuel revenues
    Penn National races........  $  26,490  $  31,967  $     29,224   $    23,428  $    21,376  $    16,578  $    14,495
    Import simulcasting........      3,921      5,764         9,162        16,968       27,254       20,412       23,596
    Export simulcasting........         --        306           383         1,187        2,142        1,447        2,479
    Admissions, programs and
      other racing revenues....      2,252      2,502         2,485         2,563        3,704        2,978        3,403
    Concession revenues........        671      1,285         1,410         1,885        3,200        2,478        2,501
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
    Total revenues.............     33,334     41,824        42,664        46,031       57,676       43,893       46,474
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Operating expenses
  Purses, stakes and
    trophies...................      8,704      9,581         9,719        10,674       12,091        9,329        9,744
  Direct salaries, payroll
    taxes and employee
    benefits...................      5,329      5,939         6,394         6,707        7,699        5,823        6,211
  Simulcast expenses...........      7,576     10,403        10,136         8,892        9,084        6,905        6,920
  Pari-mutuel taxes............      2,930      3,504         3,568         4,054        4,963        3,773        3,954
  Other direct meeting
    expenses...................      4,876      5,835         6,046         6,375        8,214        6,249        6,932
  OTW concession expenses......         --        541           806         1,231        2,221        1,689        1,766
  Management fees paid to
    related entity.............        882      1,366         1,208           345           --           --           --
  Other operating expenses.....      1,911      2,354         2,331         3,329        5,149        3,750        3,710
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
    Total operating expenses...     32,208     39,523        40,208        41,607       49,421       37,518       39,237
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Income from operations.........      1,126      2,301         2,456         4,424        8,255        6,375        7,237
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Other income (expenses)
  Interest income (expense),
    net........................       (910)      (917)         (962)         (340)         198          146          185
  Other........................         89         56             6            15           10            4           --
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
    Total other income
      (expenses)...............       (821)      (861)         (956)         (325)         208          150          185
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Income before income taxes and
  extraordinary item...........        305      1,440         1,500         4,099        8,463        6,525        7,422
Taxes on income................         76        150            42         1,381        3,467        2,680        3,016
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Income before extraordinary
  item.........................        229      1,290         1,458         2,718        4,996        3,845        4,406
Extraordinary item loss on
  early extinguishment of debt,
  net of income taxes of $83...         --         --            --           115           --           --           --
                                 ---------  ---------  ------------   -----------  -----------  -----------  -----------
Net income.....................  $     229  $   1,290  $      1,458   $     2,603  $     4,996  $     3,845  $     4,406
                                 =========  =========  ============   ===========  ===========  ===========  ===========
Net income per share...........                                                    $       .38  $       .29  $       .32
                                                                                   ===========  ===========  ===========
Weighted average common shares
  outstanding..................                                                     13,104,000   13,044,000   13,754,000
                                                                                   ===========  ===========  ===========
SUPPLEMENTAL PRO FORMA INCOME
  STATEMENT DATA (2):
Net income.....................                        $      1,819   $     2,724
Net income per share...........                                0.15          0.22
Weighted average common shares
  outstanding..................                          12,249,000(3) 12,663,000
                                                       ============   ===========

                                                                                            NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                 --------------------------------------------------------  --------------------
                                   1991 (1)  1992 (1)   1993 (1)      1994        1995       1995        1996
                                  --------- ---------  ----------  ---------  -----------  ---------  ---------
                                              (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND ATTENDANCE DATA)

OTHER DATA (UNAUDITED):
Total paid attendance (4)......    636,944    785,569     799,625    848,482    1,051,803    813,823    802,948
Pari-mutuel wagering
  Penn National races..........  $ 128,551  $ 153,332  $  138,939  $ 111,248  $   102,145  $  79,235  $  69,200
  Import simulcasting..........     28,660     42,159      58,252     93,461      142,499    106,664    122,960
  Export simulcasting..........         --     10,202      12,746     40,337       72,252     48,327     84,228
                                 ---------  ---------  ----------  ---------  -----------  ---------  ---------
    Total pari-mutuel
      wagering.................  $ 157,211  $ 205,693  $  209,937  $ 245,046  $   316,896  $ 234,226  $ 276,388
                                 =========  =========  ==========  =========  ===========  =========  =========
    Gross profit from wagering
      (5)......................  $  11,201  $  14,549  $   15,346  $  17,963  $    24,634  $  18,430  $  19,952

                                                         DECEMBER 31,                          SEPTEMBER 30,
                                 --------------------------------------------------------  --------------------
                                   1991       1992        1993       1994        1995         1995       1996
                                 ---------  ---------  ----------  ---------  -----------  ---------  ---------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...........................  $      88  $     937  $    1,002  $   5,502  $     7,514  $   6,865  $   5,602
Working capital (deficiency)...     (4,120)    (4,700)     (4,549)     2,074        4,134      2,762      2,994
Total assets...................     14,602     18,071      18,373     21,873       27,532     26,579     33,733
Total debt.....................     10,181     11,716      10,422        516          390        425        302
Shareholders' equity...........      1,224      2,516       3,418     15,627       20,802     19,472     26,694

------------------
(1) The Consolidated Financial Statements of the Company include entities which, prior to a reorganization which occurred in 1994 shortly before the Company's initial public offering (the "Reorganization"), were affiliated through common ownership and control. See Note 1 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.
(2) Supplemental pro forma amounts for the years ended December 31, 1993 and 1994 reflect (i) the elimination of $1,208,000 and $345,000, respectively, in management fees paid to a related entity, (ii) the inclusion of $320,000 and $133,000, respectively, in executive compensation, (iii) the elimination of $946,000 and $413,000, respectively, of interest expenses on Company debt which was repaid with the proceeds of the initial public offering in 1994,
    (iv) the elimination of $0 and $198,000, respectively, of loss on early extinguishment of debt, and (v) a provision for income taxes of $701,000 and $377,000, respectively, as if the S corporations and partnerships comprising part of the Company prior to the Reorganization in 1994 had been taxed as C corporations. There were no supplemental pro forma adjustments for any subsequent periods.
(3) Based on 8,400,000 shares of Common Stock outstanding before the initial public offering in May 1994 plus 4,500,000 shares sold by the Company in the initial public offering.
(4) Does not reflect attendance at the Thoroughbred Track for wagering on simulcasts when live racing is not conducted, but does reflect attendance at the Reading, Chambersburg, York and Lancaster OTWs, which opened in May 1992, April 1994, March 1995 and July 1996, respectively.
(5) Amounts equal total pari-mutuel revenues, less purses paid to Horsemen, taxes payable to Pennsylvania and simulcast commissions or host track fees paid to other racetracks.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Penn National's pari-mutuel revenues have been derived from (i) wagering on Penn National races at the Thoroughbred Track, Penn National's OTWs, other Pennsylvania racetracks and OTWs and through Telebet, as well as wagering at the Thoroughbred Track on certain stakes races run at out-of-state racetracks (referred to in the Company's financial statements as "pari-mutuel revenues from Penn National races"), (ii) wagering on full cards of import simulcast races at the Thoroughbred Track, Penn National's OTWs and through Telebet (referred to in the Company's financial statements as "pari-mutuel revenues from import simulcasting") and (iii) fees from wagering on export simulcasting Penn National races at out-of-state locations (referred to in the Company's financial statements as "pari-mutuel revenues from export simulcasting"). Penn National's other revenues have been derived from admissions, program sales and certain other ancillary activities and food and beverage sales and concessions.

     The amount of revenue to Penn National from a wager depends upon where the race is run and where the wagering takes place. Pari-mutuel revenues from Penn National races and import simulcasting of out-of-state races has consisted of the total amount wagered, less the amount paid as winning wagers. Pari-mutuel revenues from wagering at the Thoroughbred Track or Penn National's OTWs on import simulcasting from other Pennsylvania racetracks has consisted of the total amount wagered, less the amounts paid as winning wagers, amounts payable to the host racetrack and pari-mutuel taxes to Pennsylvania. Pari-mutuel revenues from export simulcasting has consisted of amounts payable to Penn National by the out-of-state racetracks with respect to wagering on live races at the Thoroughbred Track.

     Operating expenses have included purses payable to the Thoroughbred Horsemen, commissions to other racetracks with respect to wagering at their facilities on races at the Thoroughbred Track, pari-mutuel taxes on Penn National races and export simulcasting and other direct and indirect operating expenses.

     The Pennsylvania Racing Act specifies the maximum percentages of each dollar wagered on horse races in Pennsylvania which may be retained by Penn National (prior to required payments to the Thoroughbred Horsemen and applicable taxing authorities). The percentages vary, based on the type of wager; the average percentage is approximately 20%. The balance of each dollar wagered must be paid out to the public as winning wagers. With the exception of revenues derived from wagers at the Thoroughbred Track or the Penn National OTWs, Penn National's revenues on each race are determined pursuant to such maximum percentage and agreements with the other racetracks and OTWs at which wagering is taking place. Amounts payable to the Thoroughbred Horsemen are determined under agreements with the Thoroughbred Horsemen and vary depending upon where the wagering is conducted and the racetrack at which such races take place. The Thoroughbred Horsemen receive their share of such wagering as race purses. Penn National retains a higher percentage of wagers made at its own facilities than of wagers made at other locations. See "Business -- Purses; Agreements with Horsemen."

RECENT DEVELOPMENTS

     Based on preliminary results, the Company expects that its net income for the fourth quarter ending December 31, 1996 will approximate $1,100,000, compared to net income of $1,140,000 for the fourth quarter ending December 31, 1995. The decrease in net income is due primarily to higher interest expense, net, which is related to short-term borrowings in connection with the Pocono Downs Acquisition, and less than expected net income from the Company's Lancaster OTW, which opened in July 1996 after a court challenge and strenuous opposition from local groups averse to gaming.

RESULTS OF OPERATIONS

     The following table sets forth certain data from the Consolidated Statements of Income of the Company as a percentage of total revenues:

                                                                                      NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                    ------------------------------   -------------------
                                                      1993        1994       1995       1995       1996
                                                    --------    --------   --------   --------   --------
Revenues
  Pari-mutuel revenues
    Penn National races...........................    68.5%       50.9%      37.1%      37.8%      31.2%
    Import simulcasting...........................    21.5        36.9       47.3       46.5       50.8
    Export simulcasting...........................     0.9         2.6        3.7        3.3        5.3
  Admissions, programs and other
    racing revenues...............................     5.8         5.5        6.4        6.8        7.3
  Concession revenues.............................     3.3         4.1        5.5        5.6        5.4
                                                     -----       -----      -----      -----      -----
      Total revenues..............................   100.0       100.0      100.0      100.0      100.0
                                                     -----       -----      -----      -----      -----
Operating expenses
  Purses, stakes and trophies.....................    22.8        23.2       21.0       21.3       21.0
  Direct salaries, payroll taxes and
    employee benefits.............................    15.0        14.6       13.3       13.3       13.3
  Simulcast expenses..............................    23.8        19.3       15.8       15.7       14.9
  Pari-mutuel taxes...............................     8.3         8.8        8.6        8.6        8.5
  Other direct meeting expenses...................    14.2        13.8       14.2       14.2       14.9
  OTW concession expenses.........................     1.9         2.7        3.9        3.9        3.8
  Management fees paid to related entity..........     2.8         0.8         --         --         --
  Other operating expenses........................     5.4         7.2        8.9        8.5        8.0
                                                     -----       -----      -----      -----      -----
      Total operating expenses....................    94.2        90.4       85.7       85.5       84.4
                                                     -----       -----      -----      -----      -----
Income from operations............................     5.8         9.6       14.3       14.5       15.6
                                                     -----       -----      -----      -----      -----
Other income (expenses)
  Interest income (expense), net..................    (2.3)       (0.7)       0.4        0.4        0.4
  Other...........................................     0.1          --         --         --         --
                                                     -----       -----      -----      -----      -----
      Total other income (expenses)...............    (2.2)       (0.7)       0.4        0.4        0.4
                                                     -----       -----      -----      -----      -----
Income before income taxes and
  extraordinary item..............................     3.6         8.9       14.7       14.9       16.0
                                                     =====       =====      =====      =====      =====
Net income........................................     3.4         5.7        8.7        8.8        9.5
                                                     =====       =====      =====      =====      =====

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Total revenue increased by approximately $2.6 million or 5.9% from $43.9 million for the nine months ended September 30, 1995 to $46.5 million for the nine months ended September 30, 1996. The increase was attributable to an increase in import and export simulcasting revenues, offset in part by a decrease in pari-mutuel revenues on Penn National races. Revenues also increased due to the opening of the Lancaster OTW on July 11, 1996. The increase in export simulcasting revenues of $1.0 million or 71.3% from $1.4 million to $2.5 million resulted from Penn National's races being broadcast to additional out-of-state locations. The decrease in pari-mutuel revenues on Penn National races was due to increased import simulcasting revenue from wagering on other racetracks at Company facilities. For the nine-month period in 1996, Penn National was scheduled to run 165 live race days but canceled 11 days in the first quarter due to weather. In the comparable period in 1995, Penn National ran 154 live race days.

     Total operating expenses increased by approximately $1.7 million or 4.6% from $37.5 million for the nine months ended September 30, 1995 to $39.2 million for the nine months ended September 30, 1996. The increase in operating expenses resulted from an increase in purses, stakes and trophies, pari-mutuel taxes, and simulcast expenses resulting from an increase in revenue from import simulcasting, nine months of operating expenses for the York OTW in 1996 compared to six months of expenses in 1995, and three months of operating expenses for the new Lancaster OTW.

     Income from operations increased by approximately $0.9 million or 13.5% from $6.4 million to $7.2 million due to the factors described above.

     Net income from operations increased by approximately $561,000 or 14.6% from $3.8 million for the nine months ended September 30, 1995 to $4.4 million for the nine months ended September 30, 1996. Income tax expense increased from $2.7 million to $3.0 million, primarily due to the increase in income for the period.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total revenues increased by approximately $11.6 million or 25.3% from $46.0 million to $57.7 million in 1995. This increase was primarily attributable to an increase in import and export simulcasting revenues, admissions programs, other racing revenues and concession revenues. The increase in revenues resulted from a full year of operations at the Chambersburg OTW compared to eight months of operations in 1994, the opening of the York OTW in March 1995, and an increase of approximately $955,000 or 80.5% from $1.2 million to $2.1 million in export simulcasting revenues due to Penn National races being broadcast to additional out-of-state locations. The decrease in pari-mutuel revenues from live races at the Thoroughbred Track was due to the decrease in the number of live race days from 219 race days in 1994 to 204 race days in 1995.

     Total operating expenses increased by approximately $7.8 million or 18.8% from $41.6 million to $49.4 million in 1995. The increase in operating expenses resulted from a full year of operations at the Chambersburg OTW, the opening of the York OTW and the expansion of the corporate staff and office facility in Wyomissing. The decrease in management fees was a result of the management fees being discontinued when Penn National completed its initial public offering in 1994.

     Income from operations increased by approximately $3.8 million or 86.6% from $4.4 million to $8.3 million due to the factors described above.

     Total other income (expense) increased by approximately $533,000 due to the investment of available cash reserves and the decrease in interest expense as a result of repayment of all bank debt with the proceeds of Penn National's initial public offering in May 1994.

     Net income increased by approximately $2.4 million or 91.9% from $2.6 million to $5.0 million reflecting the factors described above. Income tax expenses increased from $1.4 million to $3.5 million due to the increased income for the year.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Total revenues increased by $3.4 million or 7.9% from $42.7 million to $46.0 million in 1994. This increase was primarily attributable to an increase in import and export simulcasting revenues, which was partially offset by a decrease in pari-mutuel revenues from live races at the Thoroughbred Track. The increase in import simulcasting revenues resulted from a full year of full-card import simulcasting and the opening of the Chambersburg OTW in April 1994. The decrease in wagering on live races at the Thoroughbred Track was attributable to a decrease in live racing days because of inclement weather and competition from full-card import simulcasting. The increase in export simulcasting revenues resulted from Penn National races being broadcast to additional out-of-state locations.

     Total operating expenses increased $1.4 million or 3.5% from $40.2 million to $41.6 million in 1994. The increase was attributable to an increase in purses, stakes and trophies, direct salaries, payroll taxes and employee benefits, pari-mutuel taxes, other direct meeting expenses, off-track wagering concession expenses and other operating expenses. These increases were partially offset by a decrease in simulcast expenses and management fees paid to a related entity. Direct salaries, payroll taxes and employee benefits, other direct meeting expenses and offtrack wagering concession expenses increased due to the April 26, 1994 opening of the Chambersburg OTW. The increases in purses, stakes and trophies, and pari-mutuel taxes was directly related to the increase in pari-mutuel revenues. The decrease in simulcast expenses was a result of the decrease in wagering on Penn National Races at other Pennsylvania racetracks. When Penn National completed its initial public offering in May 1994, it ceased to pay management fees to a related entity which resulted in a decrease in these fees. The increase in other operating expenses was attributable to the opening of the Chambersburg OTW and the increase in officers' salaries and wages after the initial public offering.

     Income from operations increased by $2.0 million or 80.1% from $2.4 million to $4.4 million in 1994, reflecting the factors described above.

     Total other (expenses) decreased by $631,000 or 66.0% from $956,000 to $325,000 primarily because of a decrease in interest expense as a result of Penn National repaying all of its bank debt with the proceeds of the initial public offering in May 1994.

     Net income increased by $1.1 million, or 78.5% from $1.5 million to $2.6 million in 1994 reflecting the factors described above. The increase in income before extraordinary item was offset in part by an increase in loss on early extinguishment of debt of $115,000 net of income taxes in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, Penn National's primary sources of liquidity and capital resources have been cash flow from operations and borrowings from banks and related parties. During the nine months ended September 30, 1996, Penn National's cash position decreased by approximately $1.9 million from $7.5 million at December 31, 1995 to $5.6 million at September 30, 1996, as a result of expenditures for improvements and equipment at the Thoroughbred Track, construction of the Lancaster OTW, the start of construction of the Williamsport OTW and prepaid acquisition costs in connection with the Acquisitions. During the year ended December 31, 1995, the Company's cash position increased to $7.5 million from $5.5 million at December 31, 1994.

     Net cash provided from operating activities totaled approximately $4.5 million for the nine months ended September 30, 1996, of which $5.3 million came from net income and non-cash expenses, which was offset by other operating activity items. Net cash provided from operating activities totaled $5.9 million during 1995, of which substantially all came from net income and non-cash expenses.

     Cash flows used in investing activities for the nine months ended September 30, 1996 totaled approximately $7.8 million. Capital expenditures totaled $4.8 million for improvements and equipment at the Thoroughbred Track, the construction of the Lancaster OTW and the start of construction of the Williamsport OTW. Prepaid acquisition costs totaled $1.9 million for the Charles Town Acquisition and $1.1 million for the Pocono Downs Acquisition. Cash flows used in investing activities totaled $4.0 million for capital expenditures during the year ended December 31, 1995. Capital expenditures were primarily for improvements and equipment at the Thoroughbred Track and the cost of construction of the York OTW.

     Cash flows from financing activities for the nine months ended September 30, 1996 totaled approximately $1.5 million from the exercise of warrants and the issuance of 385,290 shares of Common Stock.

     The Company is subject to possible liabilities arising from environmental conditions at the Landfill adjacent to the Harness Track. Specifically, the Company may incur expenses in connection with the Landfill in the future, which expenses may not be reimbursed by the four municipalities which are parties to the Settlement Agreement. The Company is unable to estimate the amount, if any, that it may be required to expend. Any such expenses could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Environmental Liability."

     In May 1994, the Company completed an initial public offering which generated proceeds of $13.0 million after payment of commissions and other offering expenses. A portion of the proceeds was used to repay substantially all of the Company's bank debt and other indebtedness outstanding at that time, which aggregated approximately $11.0 million. In addition, the Company made S corporation distributions of $3.0 million during the year ended December 31, 1994 to the shareholders of the S corporations partially comprising the Company immediately prior to the initial public offering. Approximately $2.0 million of these distributions were not paid out in cash, but were offset against and applied to repay debts owed by the shareholders or their affiliates to the Company.

     In November 1996, the Company entered an agreement with a syndicate of banks for which Bankers Trust Company acts as agent (the "Agent"), providing for a $75.0 million Credit Facility. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at the Agent's base rate plus an applicable margin of up to 2.0% or a eurodollar rate plus an applicable margin of up to 3.0%. The Credit Facility includes (i) a $47.0 million term loan, which was used to finance the consummation of the Pocono Downs Acquisition, (ii) a $23.0 million term loan a portion of which was used to finance the Charles Town Acquisition and the balance of which will be used to finance a portion of the refurbishment of the Charles Town Facility and (iii) a $5.0 million revolving loan, including a $2.0 million letter of credit sub-limit, of which $1.4 million was outstanding as of December 31, 1996. The Company's existing credit facility was repaid and terminated simultaneously with the closing of the Credit Facility. The Credit Facility is secured by the assets of the Company and contains customary covenants, including financial covenants with respect to the Company's leverage and interest coverage ratios, payments of dividends and sales of assets, and customary default provisions, including provisions related to non-payment of principal and interest, default under other debt agreements and bankruptcy. Pursuant to the terms of the credit agreement under which such borrowings were made, the Company is obligated to apply to repayment of amounts outstanding under the Credit Facility 100% of the net proceeds to the Company of any public offering of its equity securities or of any funded indebtedness issued by the Company if the aggregate amount of the remaining commitments and amounts outstanding under the Credit Facility exceeds $50.0 million, and 50% of the net proceeds to the Company of any public offering of its equity securities or of any funded indebtedness issued by the Company if the aggregate amount of the remaining commitments and amounts outstanding under the Credit Facility is between $25.0 million and $50.0 million or if the Company's leverage ratio is greater than 2-to-1; however, the credit agreement permits the Company to retain up to the first $8.0 million of proceeds from the initial offering of its equity securities after the date of the credit agreement. The Company must pay a fee of $250,000 if the Company applies less than $19.0 million of the proceeds of such initial offering to repayment of amounts outstanding under the Credit Facility. The Credit Facility requires the Company to obtain the syndicate's consent prior to making additional investments in new or existing businesses, subject to certain exceptions. The Company and the Charles Town Joint Venture have applied to the West Virginia State Racing Commission for confirmation of the Company's preliminary license to conduct racing and pari-mutuel wagering and to the West Virginia Lottery Commission for a license to install and operate Gaming Machines at the refurbished Charles Town Facility; failure by the Company to obtain a license from the West Virginia Lottery Commission by June 1, 1997 or to retain both licenses constitutes an event of default under the Credit Facility. As of January 20, 1997, the principal amount outstanding under the Credit Facility was $63.5 million, all of which was used to pay the purchase price for the Pocono Downs Acquisition and the Charles Town Acquisition and related transaction costs, and the average interest rate applicable to such borrowings was approximately 8.625%.

     During 1997, the Company anticipates capital expenditures of approximately $4.0 million to construct the Downingtown OTW, approximately $3.0 million to complete the Williamsport OTW, approximately $4.0 million towards the construction of two additional OTWs and approximately $1.0 million for miscellaneous capital expenditures and improvements. Under the Credit Facility, the

Company is permitted to make capital expenditures (not including the refurbishment of the Charles Town Facility or the cost of Gaming Machines) of $12.0 million in 1997, $4.0 million in 1998 and $2.0 million in 1999 and thereafter. The Company anticipates expending approximately $16.0 million on the refurbishment of the Charles Town Facility (excluding the cost of Gaming Machines).

     In December 1995, the Company agreed in principle to form a joint venture to develop, manage and operate pari-mutuel racing facilities in a state other than Pennsylvania or West Virginia. The actual formation of the joint venture is subject to numerous contingencies, including receipt of regulatory approval from that state's Horse Racing Commission and approval of the Company's lenders. The Company intends to fund, if successful, the joint venture's operations through additional borrowings and the Company's working capital.

     On February 26, 1996, construction began on the Lancaster OTW. The construction costs totaled approximately $2.7 million and were funded from the Company's cash reserves. The Lancaster OTW opened July 11, 1996.

     On May 13, 1996, the Company loaned $400,000 to an unrelated company in Downingtown in connection with an option to acquire land upon which the Company may construct an OTW. The loan bears interest at a rate of 10% per annum and matures on May 13, 1997.

     Effective June 4, 1996, the Charles Town Joint Venture entered into a Loan and Security Agreement with Charles Town Races, Inc. The Loan and Security Agreement provided for a working capital line of credit in the amount of $1,250,000. Upon consummation of the Charles Town Acquisition, Charles Town Races, Inc. repaid the loan and the purchase price for the Charles Town Facility was to be reduced by $1.60 for each dollar borrowed. The parties agree that $936,000 of the amount borrowed was eligible for the $1.60 purchase price reduction and are negotiating the applicability of the purchase price reduction to the remaining $219,000 that was borrowed. Approximately $350,000 has been escrowed pending resolution of this issue.

     The Company currently estimates that the net proceeds of this offering, together with cash generated from operations and borrowings under the Credit Facility, will be sufficient to finance its current operations, potential obligations relating to the Acquisitions and planned capital expenditure requirements at least through 1997. There can be no assurance, however, that the Company will not be required to seek additional capital at an earlier date. The Company may, from time to time, seek additional funding through public or private financing, including equity financing. There can be no assurance that adequate funding will be available as needed or, if available, on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing shareholders may experience dilution.

EFFECT OF INCLEMENT WEATHER AND SEASONALITY

     Because horse racing is conducted outdoors, variable weather contributes to the seasonality of the Company's business. Weather conditions, particularly during the winter months, may cause races to be canceled or may curtail attendance. During the year ended December 31, 1995, the Company lost six scheduled racing days due to weather conditions and during the nine month period ended September 30, 1996, the Company lost 11 scheduled racing days due to weather conditions. Over the previous five years, the Company lost an average of four days per year due to inclement weather. Because a substantial portion of the Company's Thoroughbred Track and Harness Track expenses are fixed, the loss of scheduled racing days could have a material adverse effect on the Company's business, financial condition and results of operations.

     The severe winter weather in 1996 also resulted in the closure of the Company's OTW facilities for two days in January 1996. Although weather conditions reduced attendance at OTWs, the reduction in attendance at OTWs on days when both the Thoroughbred Track and the OTWs were open was proportionately less than the reduction in attendance at the Thoroughbred Track. Because of the Company's growing dependence upon OTW operations, severe weather that causes the Company's

OTWs to close could have a material adverse effect on the Company's business, financial condition and results of operations.

     Attendance and wagering at the Company's facilities have been favorably affected by special racing events which stimulate interest in horse racing, such as the Triple Crown races in May and June and the Breeders' Cup in autumn. As a result, the Company's revenues and net income have been greatest in the second and third quarters of the year and lowest in the first and fourth quarters of the year.

OTHER MATTERS

     During 1995, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted the provisions of SFAS 121 during the year ended December 31, 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

     The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

     During 1995, the FASB also adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which has recognition provisions that establish a fair value based method of accounting for stock-based employee compensation plans and established fair value as the measurement basis for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. SFAS 123 also has certain disclosure provisions. Adoption of the recognition provisions of SFAS 123 with regard to these transactions with nonemployees was required for all such transactions entered into after December 15, 1995 and the Company adopted these provisions as required. The recognition provision with regard to the fair value based method of accounting for stock-based employee compensation plans is optional. The Company has decided to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," for its stock-based employee compensation arrangements. APB 25 uses what is referred to as an intrinsic value based method of accounting. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995. The Company will provide these disclosures when required.

                                    BUSINESS

GENERAL

     Penn National Gaming, which began operations in 1972, operates the largest number of pari-mutuel wagering locations in Pennsylvania. The Company provides pari-mutuel wagering opportunities on both live and simulcast thoroughbred and harness horse races at two racetracks and six OTWs located principally in Eastern and Central Pennsylvania. Prior to the consummation of the Acquisitions, the Company owned and operated the Thoroughbred Track outside Harrisburg, Pennsylvania and four OTWs in Chambersburg, Lancaster, Reading and York, Pennsylvania. On November 27, 1996, the Company consummated the Pocono Downs Acquisition, and as a result acquired the Harness Track outside Wilkes-Barre, Pennsylvania and two OTWs in Allentown and Erie, Pennsylvania. The Company now operates one of the two thoroughbred tracks in Pennsylvania and one of the two harness tracks in Pennsylvania. The Company has received approval for, and will open on February 13, 1997, an OTW in Williamsport, Pennsylvania. The Company intends to develop four additional OTWs that have been allocated to it under Pennsylvania law, after which it would operate a total of 11 of the 23 OTWs currently authorized in Pennsylvania.

     Following the consummation of the Charles Town Acquisition on January 15, 1997, the Company operates, and has reached an agreement with its joint venture partner to hold an 89% interest in, Charles Town Races, a thoroughbred racing facility located in Jefferson County, West Virginia. The Charles Town Facility is approximately a 60-minute drive from Baltimore, Maryland and approximately a 70-minute drive from Washington, D.C. After refurbishment, the Company expects to reopen Charles Town Races as an entertainment complex that will feature live racing, dining, simulcast wagering and Gaming Machines. On November 5, 1996, Jefferson County approved a referendum permitting the installation of Gaming Machines at the Charles Town Facility. Approval for the installation of 400 Gaming Machines has been applied for and is expected to be obtained from the West Virginia Lottery Commission within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. The Company expects that these machines will be installed and operational in mid-1997. The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that the Charles Town Joint Venture will apply for approval of the installation and operation of a total of 1,000 Gaming Machines within the first year after the opening of the Charles Town Facility.

     The Company conducts pari-mutuel wagering at all of its locations on thoroughbred and harness races run at its own tracks and on thoroughbred and harness races import simulcast from other racetracks. The Company also export simulcasts races run at its own tracks for wagering at other racetracks and OTWs in Pennsylvania and at other locations throughout the United States. The Company's customers can also wager on Company Races and on races import simulcast from other racetracks through Telebet.

INDUSTRY OVERVIEW

     Pari-mutuel wagering on thoroughbred or harness racing is pooled wagering, in which a totalisator system totals the amounts wagered and adjusts the payouts to reflect the relative amounts bet on different horses and various possible outcomes. Portions of the pooled wagers are retained by the wagering facility, paid to the applicable regulatory or taxing authorities and distributed to the track's horsemen in the form of "purses" which encourage owners and trainers to enter their horses in that track's live races. The balance of the pooled wagers is paid out to bettors as winnings in accordance with the payoffs determined by the totalisator system. Pari-mutuel wagering is currently authorized in more than 40 states in the United States, all provinces in Canada and approximately 100 other countries around the world.

     Gaming and wagering companies such as the Company that focus on pari-mutuel horse race wagering derive revenue through wagers placed at their own tracks, at their OTWs and on their own races at the tracks and OTWs of others. While some states, such as New York, operate off-track betting locations that are independent of racetracks, in other states racetrack ownership and operation is typically a precondition to OTW ownership and operation. A racetrack in such a state, then, is akin to an "admission ticket" to the OTW business.

     Over the past several years, attendance at live racing has generally declined. Prior to the inception of OTWs, declining live racing attendance at a track translated directly into lower purses at that track. As the size of the purses declined, the quality of live racing at the track would suffer, leading in turn to further reductions in attendance. The Company believes that increased contributions to the purse pool from wagers placed at OTWs affiliated with racetracks have significantly offset the effects of declining live racing attendance on race quality, and thereby improved the marketability of many tracks' export simulcast products. Indeed, despite declining live racing attendance, total pari-mutuel wagering on horse races in the United States has remained relatively constant in recent years, increasing slightly from approximately $14.1 billion in 1992 to approximately $14.6 billion in 1995, according to the Association of Racing Commissioners International, Inc.; an increase in simulcast, inter-track, off-track and telephone wagering from approximately $7.0 billion to approximately $10.1 billion during that period has offset declining wagering at tracks on live races. Moreover, a number of states have recently begun to authorize the installation of slot machines, video lottery terminals or other gaming machines at live racing venues such as thoroughbred horse tracks, harness tracks and dog tracks. The revenue from these gaming opportunities and from the higher volume of wagers placed at these venues has not only increased total revenues for the tracks at which they are installed, but has generally further increased purse size and thereby resulted in higher quality races that can command higher simulcast revenues. Given that many pari-mutuel wagering companies, such as the Company, face the necessary precondition of conducting live racing operations as their entree into the industry, the Company believes that its opportunities for success can be maximized through OTW operations, import simulcasting and export simulcasting and the operation of Gaming Machines, to the extent permitted.

STRATEGY

     The Company intends to be a leading participant in the wagering industry by capitalizing upon its horse racing expertise and its numerous wagering locations. The Company's strategy is to focus on:

     Opening Additional OTWs

     The Company intends to expand its operations and increase its OTW revenues by opening the five additional OTWs which it has been allocated under the Pennsylvania Racing Act. The Company has obtained approval for, and will open on February 13, 1997, an additional OTW in Williamsport, Pennsylvania, and has applied for approval of and is evaluating possible sites for an OTW in Downingtown, Pennsylvania. The Company expects to move expeditiously to select appropriate locations, apply for and obtain regulatory approvals and open its three remaining allocated OTWs in Pennsylvania. In addition, the Company will consider opening OTWs in other states to the extent that market conditions and the regulatory environment may present opportunities for it to leverage its OTW operating experience. West Virginia law currently does not permit the operation of OTWs.

     Developing the Charles Town Facility and Operating Gaming Machines

     The Company intends to refurbish the Charles Town Facility and reopen it as an entertainment complex integrating Gaming Machines with the Company's core business strengths of live racing and simulcast wagering. The refurbishment will include the renovation of the Charles Town Facility's thoroughbred track and barns, the remodeling of its clubhouse and dining facilities and the initial installation of 400 Gaming Machines; the cost of purchasing or leasing the Gaming Machines is not included in the $16.0 million estimated cost of the refurbishment. The installation of the initial 400 Gaming Machines and any additional Gaming Machines at the Charles Town Facility is subject to the approval of the West Virginia Lottery Commission after application and a public hearing. The Company has applied for, but has not yet obtained, approval for the installation of the initial 400 Gaming Machines and anticipates that it will apply for approval of the installation and operation of a total of 1,000 Gaming Machines within the first year after the opening of the Charles Town Facility. The Company expects that increased revenues at the Charles Town Facility from live and simulcast wagering and from Gaming Machines will result in significantly higher purse sizes and in a corresponding improvement in both the quality of live races and their marketability as an export simulcast product. In addition, the Company intends to explore opportunities to provide additional forms of entertainment at land adjacent to the Charles Town Facility in order to attract additional patrons.

     Maintaining Quality Import Simulcasting and Increasing Export Simulcasting

     The Company intends to maintain the quality of import simulcast races that it makes available for wagering by customers at its tracks and OTWs and to increase the volume of export simulcasting of Company Races for wagering at the facilities of others. The Company believes that by import simulcasting high quality races from nationally known racetracks it can increase the number of wagerers as well as the size of the average wager. Subject to applicable regulations, the Company also will seek to increase export simulcasting of races from the Thoroughbred Track and the Harness Track, and introduce export simulcasting from the refurbished Charles Town Facility, for wagering at out-of-state racetracks, OTWs, casinos and other gaming facilities, and to improve the quality of its export simulcast products by increasing purse sizes where practicable and to the fullest extent that changing laws and regulations may make possible. The Company believes that the minimal direct costs associated with export simulcasting make it a particularly desirable source of revenue.

     Exploring Other Gaming Opportunities

     The Company intends to continue identifying strategic opportunities in the pari-mutuel wagering and gaming industry which complement the Company's core operations and leverage its pari-mutuel management and operating strengths. The Company intends to explore other opportunities to capitalize upon any changes in gaming legislation, in Pennsylvania, West Virginia and other states, including legislation relating to Gaming Machines and riverboat gaming. In December 1995, the Company agreed in principle with an unrelated party to form a joint venture to develop, manage and operate pari-mutuel racing facilities in a state other than Pennsylvania or West Virginia, and will seek further such opportunities as they may present themselves. Moreover, the Company is also closely monitoring possible legislation to authorize Gaming Machines in Pennsylvania.

ACQUISITIONS

     Pocono Downs Acquisition

     On November 27, 1996, the Company acquired Pocono Downs for an aggregate purchase price of $47.0 million plus approximately $525,000 in acquisition-related fees and expenses. In addition, pursuant to the terms of the purchase agreement, the Company will be required to pay the sellers of Pocono Downs an additional $10.0 million if, within five years after the consummation of the Pocono Downs Acquisition, Pennsylvania authorizes any additional form of gaming in which the Company may participate. The $10.0 million payment is payable in annual installments of $2.0 million a year for five years, beginning on the date that the Company first offers such additional form of gaming.

     Pocono Downs conducts harness racing at the Harness Track located outside Wilkes-Barre, Pennsylvania, export simulcasting of Harness Track races to locations throughout the United States, pari-mutuel wagering at the Harness Track and at OTWs in Allentown and Erie, Pennsylvania on Pocono Downs races and on import simulcast races from other racetracks and telephone account wagering on live and import simulcast races. For the year ended December 31, 1995 and the nine months ended September 30, 1996, Pocono Downs had revenues of approximately $33.9 million and $25.7 million, respectively, and EBITDA of approximately $8.0 million and $5.5 million, respectively.

     Charles Town Acquisition

     On January 15, 1997, the Charles Town Joint Venture acquired substantially all of the assets of Charles Town relating to the Charles Town Facility for an aggregate net purchase price of approximately $16.5 million plus approximately $2.0 million in acquisition-related fees and expenses. The Charles Town Facility conducts live thoroughbred horse racing, on-site pari-mutuel wagering on live races run at the Charles Town Facility and wagering on import simulcast races. The Company expects to refurbish the Charles Town Facility as an entertainment complex that will feature live racing, dining, simulcast wagering and, in mid-1997, upon completion of the interior refurbishment, 400 Gaming Machines. The estimated cost of the refurbishment, exclusive of the cost of the purchase or lease of the Gaming Machines, is approximately $16.0 million. For the year ended December 31, 1995 and the nine months ended September 30, 1996, Charles Town had revenues of approximately $11.0 million and $8.7 million, respectively, and net losses of approximately $2.2 million and $1.9 million, respectively.

     Pursuant to the original operating agreement governing the Charles Town Joint Venture, the Company currently holds an 80% ownership interest in the Charles Town Joint Venture and was obligated to contribute 80% of the purchase price of the Charles Town Acquisition and 80% of the cost of refurbishing the Charles Town Facility. In fact, the Company contributed 100% of the purchase price of the Charles Town Acquisition and expects to contribute 100% of the cost of refurbishing the Charles Town Facility. The Company has reached an agreement with Bryant pursuant to which the parties will amend the operating agreement to increase the Company's ownership interest in the Charles Town Joint Venture to 89% and decrease Bryant's interest to 11%. In addition, the amendment will provide that the entire amount the Company has contributed, and will contribute, to the Charles Town Joint Venture for the acquisition and refurbishment of the Charles Town Facility would be treated, as between the parties, as a loan to the Charles Town Joint Venture from the Company. The proposed changes in the ownership of the Charles Town Joint Venture are subject to the review of applicable West Virginia racing and lottery regulatory authorities.

     The Charles Town Joint Venture acquired its option to purchase the Charles Town Facility from Bryant; Bryant, in turn, acquired the option from Showboat. Showboat has retained an option to operate any casino at the Charles Town Facility in return for a management fee (to be negotiated at the time, based on rates payable for similar properties). Showboat has also retained a right of first refusal to purchase or lease the site of any casino at the Charles Town Facility proposed to be leased or sold and to purchase any interest proposed to be sold in any such casino (on the same terms offered by a third party or otherwise negotiated with the Charles Town Joint Venture). The rights retained by Showboat extend for a period of five years from the date that the Charles Town Joint Venture exercises its option to purchase the Charles Town Facility and expire thereafter unless legislation to permit casino gaming at the Charles Town Facility has been adopted prior to the end of the five-year period. If such legislation has been adopted prior to such time, then the rights of Showboat continue for a reasonable time (not less than 24 months) to permit completion of negotiations.

     While the agreement with Showboat does not specify what activities at the Charles Town Facility would constitute operation of a casino, Showboat has agreed that the installation and operation of video lottery terminals (like the Gaming Machines the Company intends to install) at the Charles Town Facility's race track would not trigger the Showboat Option. If West Virginia law were to permit casino gaming at the Charles Town Facility and if Showboat were to exercise the Showboat Option, the Company would be required to pay a management fee to Showboat for the operation of the casino.

RACING AND WAGERING OPERATIONS

     The Company's revenues are derived from: (i) wagering on Company Races at Company facilities; (ii) wagering on non-Company Races import simulcast to Company facilities; (iii) fees from wagering on export simulcasting of Company Races to non-Company wagering venues; (iv) admissions, program sales and certain other ancillary activities; and (v) food and beverage sales and concessions.

     The following table summarizes certain key operating statistics for the Company's pari-mutuel operations related to the Thoroughbred Track for the year ended December 31:


                                         1991           1992           1993           1994           1995
                                     -------------  -------------  -------------  -------------  -------------
Number of live racing days.........            245            247            238            219            204
Paid attendance:
  At the Thoroughbred Track........        636,944        619,359        548,085        485,224        430,128
  At Reading OTW...................             --        166,210        251,540        253,183        246,012
  At Chambersburg OTW..............             --             --             --        110,075        143,554
  At York OTW......................             --             --             --             --        232,109
                                     -------------  -------------  -------------  -------------  -------------
  Total paid attendance (1)........        636,944        785,569        799,625        848,482      1,051,803
                                     -------------  -------------  -------------  -------------  -------------
Wagering on Penn National
  races (2):
  At the Thoroughbred Track........  $  64,941,583  $  62,661,360  $  53,558,980  $  44,650,714  $  36,833,992
  At Reading OTW...................             --      8,246,778     10,503,690      8,022,458      7,140,405
  At Chambersburg OTW..............             --             --             --      3,550,529      4,193,087
  At York OTW......................             --             --             --             --      8,542,707
  Telebet..........................      6,957,480      7,733,190      6,790,381      4,483,324      4,047,377
Simulcasts:
  At other PA racetracks...........     31,897,564     32,172,368     25,918,754     18,058,438     14,895,086
  At other PA OTWs.................     24,754,654     42,518,067     42,167,129     32,481,721     26,492,679
Export simulcasting................             --     10,201,902     12,745,934     40,337,450     72,251,622
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on Penn National
  races............................    128,551,281    163,533,665    151,684,868    151,584,634    174,396,955
                                     -------------  -------------  -------------  -------------  -------------
Wagering by Simulcast on Non-Penn
  National races (2):
  At the Thoroughbred Track:
      Other PA races...............     28,660,122     29,576,594     23,326,210     14,429,800     10,370,871
    Out-of-state races.............             --             --     10,599,425     32,817,789     38,455,811
  By Telebet:
    Other PA races.................             --             --        795,054      1,232,123      1,267,306
    Out-of-state races.............             --             --        517,850      2,251,377      2,966,226
  At Reading OTW:
    Other PA races.................             --     12,582,339     17,263,753     10,411,832      8,611,521
    Out-of-state races.............             --             --      5,750,123     21,279,647     27,058,178
  At Chambersburg OTW:
    Other PA races.................             --             --             --      2,548,691      3,193,185
    Out-of-state races.............             --             --             --      8,489,914     16,978,414
  At York OTW:
    Other PA races.................             --             --             --             --      5,716,279
    Out-of-state races.............             --             --             --             --     27,881,082
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on non-Penn National
  races............................     28,660,122     42,158,933     58,252,415     93,461,173    142,498,873
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on Penn National and
  non-Penn National races..........  $ 157,211,403  $ 205,692,598  $ 209,937,283  $ 245,045,807  $ 316,895,828
                                     =============  =============  =============  =============  =============
Average daily purses
  Penn National races..............  $      35,613  $      38,746  $      40,834  $      48,560  $      57,897
Gross margin from wagering (3):
  Wagering on Penn National
    races..........................      8,092,000      9,711,000      8,850,000      8,313,000      8,513,000
  Wagering on non-Penn National
    races..........................      3,109,000      4,838,000      6,496,000      9,650,000     16,121,000
                                     -------------  -------------  -------------  -------------  -------------
    Total gross margin from
      wagering.....................  $  11,201,000  $  14,549,000  $  15,346,000  $  17,963,000  $  24,634,000
                                     =============  =============  =============  =============  =============


------------------
(1) Does not reflect attendance at the Thoroughbred Track for wagering on simulcasts when live racing is not conducted, but does reflect attendance at the Reading, Chambersburg, York and Lancaster OTWs, which opened in May 1992, April 1994, March 1995, and July 1996, respectively.

(2) Wagering on certain imported stakes races is included in Wagering on Penn National races.

(3) Amounts equal total pari-mutuel revenues, less purses paid to the Thoroughbred Horsemen, taxes payable to Pennsylvania and simulcast commissions or host track fees paid to other racetracks.

     The following table summarizes certain key operating statistics for the Company's pari-mutuel operations related to the Harness Track for the year ended December 31:

                                         1991           1992           1993           1994           1995
                                     -------------  -------------  -------------  -------------  -------------
Number of live racing days:                    150            149            147            143            135
Paid attendance:
  At the Harness Track.............        279,683        257,249        211,629        253,521        242,870
  At Erie OTW......................        101,411        141,108        135,617        129,074        116,367
  At Allentown OTW.................             --             --        136,620        275,118        272,491
                                     -------------  -------------  -------------  -------------  -------------
  Total paid attendance (1)........        381,094        398,357        483,866        657,713        631,728
                                     -------------  -------------  -------------  -------------  -------------
Wagering on Pocono Downs
  races (2):
  At the Harness Track.............  $  24,612,036  $  21,327,604  $  18,895,856  $  17,758,559  $  15,672,606
  At Erie OTW......................        942,647      1,311,185      1,392,676      1,014,707        653,745
  At Allentown OTW.................             --             --      1,432,042      2,455,269      2,025,988
Simulcasts:
  At other PA racetracks...........      7,765,756      7,196,291      7,122,072      5,241,868      4,063,992
  At other PA OTWs.................      6,998,177     13,674,763     13,050,534      9,645,719      7,690,019
Export simulcasting................             --             --             --     10,835,744     18,366,920
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on Pocono Downs
  races............................  $  40,318,616  $  43,509,843  $  41,893,180  $  46,951,866  $  48,473,270
                                     -------------  -------------  -------------  -------------  -------------
Wagering by Simulcast on Non-Pocono
  Downs races (2):
  At the Harness Track:
    Other PA races.................  $  21,785,756  $  24,536,505  $  21,243,244  $  12,252,776  $  13,261,224
    Out-of-state races.............             --             --      5,816,721     21,968,275     28,849,841
  By Dial-A-Bet:
    Other PA races.................             --             --             --             --         40,925
    Out-of-state races.............             --             --             --             --         34,141
  At Erie OTW:
    Other PA races.................     10,911,442     17,049,662     14,412,508      8,232,309      7,034,298
    Out-of-state races.............             --             --      4,646,966     17,157,155     21,690,819
  At Allentown OTW:
    Other PA races.................             --             --     12,998,716     17,697,563     15,289,894
    Out-of-state races.............             --             --      6,699,300     32,523,258     39,123,872
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on non-Pocono Downs
  races............................  $  32,697,198  $  41,586,167  $  65,817,455  $ 109,831,336  $ 125,325,014
                                     -------------  -------------  -------------  -------------  -------------
Total wagers on Pocono Downs and
  non-Pocono Downs races...........  $  73,015,814  $  85,096,010  $ 107,710,635  $ 156,783,202  $ 173,798,284
                                     =============  =============  =============  =============  =============
Average daily purses
  Pocono Downs races...............  $      24,205  $      22,448  $      26,022  $      35,790  $      42,314
Gross margin from
  wagering (3).....................  $   7,204,591  $   8,100,860  $  10,918,491  $  16,652,676  $  17,838,231
                                     =============  =============  =============  =============  =============

------------------
(1) Does not reflect attendance at the Harness Track for wagering on simulcasts when live racing is not conducted, but does reflect attendance at the Erie and Allentown OTWs, which opened in May 1991 and July 1993, respectively.

(2) Wagering on certain imported stakes races is included in Wagering on Pocono Downs races.

(3) Amounts equal total pari-mutuel revenues, less purses paid to the Harness Horsemen, taxes payable to Pennsylvania and simulcast commissions or host track fees paid to other racetracks.

     The following table summarizes the Company's operations and facilities:

                                     TRACKS

      FACILITY               LOCATION                DATE OPENED/STATUS                OPERATIONS CONDUCTED
---------------------  ---------------------  ---------------------------------  ---------------------------------
Penn National Race     Grantville, PA         Constructed in 1972; operated by   Live thoroughbred racing;
Course                                        Penn National since 1972           simulcast wagering; dining;
                                                                                 telephone account wagering

Pocono Downs           Plains Township, PA    Constructed in 1965; operated by   Live harness racing; simulcast
Racetrack                                     Penn National since 1996           wagering; dining; telephone
                                                                                 account wagering

Charles Town Races     Charles Town, WV       Constructed in 1933; acquired by   When reopened: live thoroughbred
                                              Charles Town Joint Venture on      racing; simulcast wagering;
                                              January 15, 1997; to be            dining; Gaming Machines
                                              refurbished in 1997

                                    OTWS(1)

                                                                           SIZE
      FACILITY               LOCATION           DATE OPENED/STATUS      (SQ. FT.)      COST(2)         LICENSEE
---------------------  ---------------------  -----------------------  ------------  ------------  ----------------
Allentown              Allentown, PA          Opened July 1993            28,500     $  5,207,000  Pocono Downs
Chambersburg           Chambersburg, PA       Opened April 1994           12,500        1,500,000  Penn National
Erie                   Erie, PA               Opened May 1991             22,500        3,575,000  Pocono Downs
Lancaster              Lancaster, PA          Opened July 1996            24,000        2,700,000  Penn National
Reading                Reading, PA            Opened May 1992             22,500        2,100,000  Penn National
York                   York, PA               Opened March 1995           25,000        2,200,000  Penn National
Williamsport           Williamsport, PA       Approval obtained;          14,000        3,000,000  Penn National
                                              to open on                               (estimated)
                                              February 13, 1997
Downingtown            Downingtown, PA        Proposed                    20,000        4,000,000  Penn National
                                                                       (estimated)     (estimated)

------------------
(1) This table does not include three additional Pennsylvania OTWs which the Company is authorized to operate under Pennsylvania law.
(2) Consists of construction costs, equipment and, for owned properties, the cost of land and building.

     Live Racing

     The Company has conducted live racing at the Thoroughbred Track since 1972, and has held at least 204 days of live racing at the facility in each of the last five years. The Thoroughbred Track is one of only two thoroughbred racetracks in Pennsylvania. Although other regional racetracks offer nighttime thoroughbred racing, the Thoroughbred Track is the only racetrack in the Eastern time zone conducting year-round nighttime thoroughbred horse racing, which the Company believes increases its opportunities to export simulcast its races during periods in which other racetracks are not conducting live racing. Post time at the Thoroughbred Track is 7:30 p.m. on Wednesdays, Fridays and Saturdays, and 1:30 p.m. on Sundays and holidays.

     The Pocono Downs Acquisition was consummated following the last day of racing at the Harness Track for the 1996 season. The Company expects to resume live racing at the Harness Track in April 1997 and plans to conduct 135 days of live harness racing at the facility in the 1997 season. Post time at the Harness Track is expected to be 7:30 p.m. The Charles Town Facility is currently closed. The Company has received preliminary approval for, and plans to conduct, 159 days of thoroughbred racing at the facility in the 1997 season following the reopening of the Charles Town Facility's racetrack

(currently anticipated to be in April 1997). Post time at the Charles Town Facility is expected to be 7:30 p.m. on Fridays and Saturdays and 1:30 p.m. on Wednesdays and Sundays.

     Revenues from Company Races consist of the total amount wagered, less the amount paid as winning wagers. Of the amount not returned to bettors as winning wagers, a portion is paid to the state in which the track is located and the balance is divided between the Company and purses for the horsemen at that track. The Pennsylvania Racing Act specifies the maximum percentages of each dollar wagered on horse races in Pennsylvania which can be retained by the Company (prior to required payments to the Pennsylvania Horsemen and applicable taxing authorities). The percentages vary, based on the type of wager; the average percentage is approximately 20%. The balance of each dollar wagered must be paid out to the public as winning wagers. With the exception of revenues derived from wagers at the Thoroughbred Track or the Company's OTWs, the Company's revenues on each race are determined pursuant to such maximum percentage and agreements with the other racetracks and OTWs at which wagering is taking place. Amounts payable to the Pennsylvania Horsemen are determined under agreements with the Pennsylvania Horsemen and vary depending upon where the wagering is conducted and the racetrack at which such races take place. The Pennsylvania Horsemen receive their share of such wagering as race purses. The Company retains a higher percentage of wagers made at its own facilities than of wagers made at other locations. The West Virginia Racing Act provides for a similar disposition of pari-mutuel wagers placed at the Charles Town Facility, with the average percentage of wagers retained by Charles Town having been approximately 20% (prior to required payments to the Charles Town Horsemen and to applicable West Virginia taxing authorities and other mandated beneficiary organizations).

     OTW Wagering

     At OTWs, as at the Company's racetracks, customers place wagers on thoroughbred and harness races simulcast from the Company's racetracks and on import simulcast races from other tracks around the country. Under the Pennsylvania Racing Act, only licensed thoroughbred and harness racing associations, such as the Company, can operate OTWs or accept customer wagers on simulcast races at Pennsylvania racetracks. Each OTW is required by the Pennsylvania Racing Act to provide various amenities, including dining and other services designed to attract a wide range of patrons. The Company operates six of the 16 OTWs now open in Pennsylvania, located in Allentown, Chambersburg, Erie, Lancaster, Reading and York, Pennsylvania, and has the right (subject to applicable regulatory approvals) to open and operate an additional five Pennsylvania OTWs, which would give the Company a total of 11 of the 23 OTWs currently authorized by Pennsylvania law. Of its five additional allocated OTWs, one new OTW located in Williamsport, Pennsylvania has been approved and will open on February 13, 1997, and regulatory approval has been sought for a new OTW in Downingtown, Pennsylvania. The Company expects to move expeditiously to select appropriate locations, apply for and obtain regulatory approvals and open the remaining three allocated OTWs. The Company believes that expansion through the opening of the five additional Pennsylvania OTWs which the Company has been allocated will increase its customer wagering base. The Company intends to open its OTWs outside of large metropolitan areas and away from the Thoroughbred Track and the Harness Track and other existing OTWs; the Company thus believes that it will be offering a new form of entertainment to the communities that it enters.

     Simulcasting

     The Company has been transmitting simulcasts of its races to other wagering locations and receiving simulcasts of races from other locations for wagering by its customers at Company facilities year-round, for more than five years. When customers place wagers on import simulcast races, the Company receives revenue and incurs expense in substantially the same manner as it would if the race had been run at one of the Company's own tracks: of the amount not returned to bettors as winning wagers, a portion is paid to the state in which the Company wagering facility is located, a portion is paid to the purse fund for the horse owners or trainers (thoroughbred or harness) of the Company's racetrack with which the wagering facility is associated, and the balance is retained by the Company. The Company believes that full card import simulcasting, in which all of the races at a non-

Company track are import simulcast to a Company wagering facility, has improved the wagering opportunities for its customers and thereby increased the amount wagered at Company facilities. When the Company export simulcasts Company Races for wagering at non-Company locations, it receives a fixed percentage of the amounts wagered on that race from the location to which the simulcast is exported, while incurring minimal additional expense. During the year ended December 31, 1996, the Company received import simulcasts from approximately 57 racetracks (including Belmont Park, Saratoga, Gulfstream Park, Santa Anita and Arlington International Racecourse) and transmitted export simulcasts of Company Races to 63 locations.

     Pursuant to an agreement among the members of the Pennsylvania Racing Association, the Company and the two other Pennsylvania racetracks provide simulcasts of all their races to all of each other's facilities and set the commissions payable on such races. In addition, the Company has short-term agreements with various racetracks throughout the United States to import simulcast from, and export simulcast to, their facilities; these agreements include import simulcasts of major stakes races.

     Wagering at the Company's facilities on import simulcasting of races from other tracks, especially from nationally-known tracks in other states, competes with wagering on Company Races. The Company believes, however, that import simulcasting of out-of-state races, including full card import simulcasting, is beneficial economically to the Company because it makes available wagering on higher quality races and thus increases the size of the average wager.

     Telebet

     In 1983, the Company pioneered Telebet, Pennsylvania's first telephone account wagering system. Telebet customers open an account by depositing funds with the Company at one of its locations. Account holders can then place wagers by telephone on Company Races and import simulcast races to the extent of the funds on deposit in the account; any winnings are posted to the account and are available for future wagers. In December 1995, the Harness Track instituted Dial-A-Bet, a similar telephone account betting system.

     Gaming Machine Operations

     On November 5, 1996, Jefferson County, West Virginia approved a referendum authorizing the installation and operation of Gaming Machines at the Charles Town Facility. As a result, the Company consummated the Charles Town Acquisition on January 15, 1997. In mid-1997, the Company intends to reopen the Charles Town Facility as an entertainment complex that will feature live racing, dining, simulcast wagering and Gaming Machines. The Charles Town Joint Venture has applied to the West Virginia Lottery Commission for approval to operate initially 400 Gaming Machines, and expects to obtain such approval within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. The machines will be slot-machine-style video machines that depict spinning reels and video card games such as blackjack and poker. The West Virginia Gaming Machine Act specifies the maximum percentage of each dollar wagered on Gaming Machines which can be retained by the Company; the maximum statutory rate is 20%. The balance of each dollar wagered must be paid out to the public as winning wagers. Of the portion retained by the Company, a portion is paid to taxing authorities and other beneficiary organizations mandated by the State of West Virginia and a portion is paid to the Charles Town Horsemen in the form of purses. The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that the Charles Town Joint Venture will apply for approval of the installation and operation of a total of 1,000 Gaming Machines at the Charles Town Facility within the first year after the opening of the Charles Town Facility.

     Other Gaming Opportunities

     In December 1995, the Company agreed in principle with an unrelated party to form a joint venture for the purpose of developing, managing and operating pari-mutuel racing facilities in a state other than Pennsylvania or West Virginia. The actual formation of the joint venture is subject to numerous contingencies including receipt of regulatory approval from that state's Horse Racing Commission. Additional investments by the Company in new or existing businesses are subject to the consent of the Company's lenders under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." To date, the Company has not invested a material amount and the joint venture has conducted no operations.

MARKETING

     The Company seeks to increase wagering by broadening its customer base and increasing the wagering activity of its existing customers. To attract new customers, the Company seeks to increase the racing knowledge of its customers through its television programming, and by providing "user friendly" automated wagering systems and comfortable surroundings. The Company also seeks to attract new customers by offering various types of promotions including family fun days, premium give-away programs, contests and handicapping seminars.

     Televised Racing Program

     The Company's Racing Alive program is televised by satellite transmission commencing approximately one hour before post time on each live racing day at the Thoroughbred Track. The program provides color commentary on the races at the Thoroughbred Track (including wagering odds, past performance information and handicapper analysis), general education on betting and handicapping, interviews with racing personalities and featured races from other thoroughbred racetracks across the country. The Racing Alive program is shown at the Thoroughbred Track and on various cable television systems in Pennsylvania and is transmitted to all OTWs that receive Penn National Races. The Company intends to expand Racing Alive and/or to create additional televised programming to cover racing at the Harness Track and at other harness racing venues throughout the United States. The Company's satellite transmissions are encoded so that only authorized facilities can receive the program.

     Automated Wagering Systems

     To make wagering more "user friendly" to the novice and more efficient for the expert, the Company leases Autotote Corporation's automated wagering equipment. These wagering systems enable the customer to choose a variety of ways to place a bet through touch-screen interactive terminals and personalized portable wagering terminals, provide current odds information and enable customers to place bets and credit winning tickets to their accounts. Currently, more than 35% of all wagers at the Thoroughbred Track are processed through these self-service terminals and Telebet.

     Modern Facilities

     The Company provides a comfortable, upscale environment at each of its OTWs, including a full bar, a range of restaurant services and an area devoted to televised sporting events. The Company believes that its attractive facilities appeal to its current customers and to new customers, including those who have not previously visited a racetrack.

PURSES; AGREEMENTS WITH HORSEMEN

     The Horsemen Agreements set forth the amounts to be paid to the Pennsylvania Horsemen as racing purses. Revenues from wagering at the Thoroughbred Track and the Harness Track, except for wagering on races simulcast from outside Pennsylvania, are divided approximately equally between the Company and the Pennsylvania Horsemen. Revenues from all other sources (all wagering at the Company's OTWs and on races simulcast from outside Pennsylvania) are shared such that the Pennsylvania Horseman generally receive between 3% and 7.5% of total wagering at the OTWs.

     The Company sets the purses paid on Company Races, based on projected wagering and in accordance with the terms of the Horsemen Agreements. Because the amount of the purses is based on projections, at any given point in time the Pennsylvania Horsemen will have either been overpaid or underpaid. The agreement with the Thoroughbred Horsemen also permits the Thoroughbred Horsemen to require immediate purse adjustments should the amount of revenues to be paid to them as purses, and remaining unpaid, exceed $100,000. The amount of underpaid or overpaid purses varies from time to time, and the Company believes that further action to reduce the amount of underpaid purses will not affect its ability to increase purses in an orderly manner. In setting future purses the Company seeks, over time, to adjust for the under or over-payments, but no assurance can be given that any such adjustment will be accurate or adequate.

     During the years ended December 31, 1993, 1994 and 1995, the Thoroughbred Horsemen earned an aggregate of approximately $9.7 million, $10.7 million and $12.0 million in purses, respectively. The average daily purses at the Thoroughbred Track during the three-year period increased from approximately $40,800 to approximately $57,900. During the nine months ended September 30, 1995 and 1996, the Thoroughbred Horsemen earned an aggregate of approximately $9.3 million and $9.7 million in purses, respectively. The Company believes that the increases in daily purses have contributed to an incremental increase in the quality of horses racing at the Thoroughbred Track. The average daily purses at the Thoroughbred Track for calendar 1996 were approximately $59,600 per day. During the years ended December 31, 1993, 1994 and 1995, the Harness Horsemen earned an aggregate of approximately $4.7 million, $6.0 million and $6.5 million in purses, respectively. The average daily purses at the Harness Track during the three-year period increased from approximately $26,000 to approximately $42,300. During the nine months ended September 30, 1995 and 1996, the Harness Horsemen earned an aggregate of approximately $5.2 million and $5.0 million in purses, respectively. The average daily purses earned at the Harness Track for calendar 1996 were approximately $42,300 per day.

     The Thoroughbred Horsemen Agreement was entered into in February 1996, expires in February 1999 and is subject to automatic renewal for successive one year terms unless either party gives notice of termination at least 90 days prior to the end of any such period. The Harness Horsemen Agreement was entered into in November 1994, became effective in January 1995 and expires in January 2000. Currently, there is no agreement with the Charles Town Horsemen. The Company has entered into discussions with the Charles Town Horsemen toward obtaining an agreement. The future success of the Company depends, in part, on its ability to maintain a good relationship with the Horsemen and to obtain renewal of the Horsemen Agreements and required approvals for import simulcast wagering from the Charles Town Horsemen on satisfactory terms.

COMPETITION

     The Company faces significant competition for wagering dollars from other racetracks and OTWs in Pennsylvania and neighboring states (some of which also offer other forms of gaming), other gaming venues such as casinos and state-sponsored lotteries, including the Pennsylvania Lottery. The Company may also face competition in the future from new OTWs or from new racetracks. From time to time, Pennsylvania has considered legislation to permit other forms of gaming. Although Pennsylvania has not authorized any form of casino or other gaming, if additional gaming opportunities become available in or near Pennsylvania, such gaming opportunities could have a material adverse effect on the Company's business, financial condition and results of operations.

     Company Races compete for wagering dollars and simulcast fees with live races and races simulcast from other racetracks both inside and outside Pennsylvania (including several in New York, New Jersey, West Virginia, Ohio, Maryland and Delaware). The Company's ability to compete successfully for wagering dollars is dependent, in part, upon the quality of its live horse races. The quality of horse races at some racetracks that compete with the Company, either by live races or simulcasts, is higher than the quality of Company Races. The Company believes that there has been some improvement over the last several years in the quality of the horses racing at the Thoroughbred Track, due to incrementally higher purses being paid as a result of the Company's increased simulcasting activities. However, increased purses may not result in a continued improvement in the quality of racing at the Thoroughbred Track or in any material improvement in the quality of racing at the Harness Track or the Charles Town Facility.

     The Company's OTWs compete with the OTWs of other Pennsylvania racetracks, and new OTWs may compete with the Company's existing or proposed wagering facilities. Competition between OTWs increases as the distance between them decreases. For example, the Company believes that its Allentown OTW, which was acquired in the Pocono Downs Acquisition and which is approximately 50 miles from the Thoroughbred Track and 35 miles from the Company's Reading OTW, has drawn some patrons from the Thoroughbred Track, the Reading OTW and Telebet and that its Lancaster OTW, which is approximately 31 miles from the Thoroughbred Track and 25 miles from the Company's York OTW, has drawn some patrons from the Thoroughbred Track, the York OTW and Telebet. Moreover, the Company believes that a competitor's new OTW in King of Prussia, Pennsylvania, which is approximately 23 miles from the Reading OTW, has drawn some patrons from the Reading OTW. The opening of new OTWs in close proximity to the Company's existing or future OTWs could have a material adverse effect on the Company's business, financial condition and results of operations.

      If the Company obtains approval for the installation of Gaming Machines at the Charles Town Facility, the Company's Gaming Machine operations will face competition from other Gaming Machine venues in West Virginia and in neighboring states (including Dover Downs in Dover, Delaware, Delaware Park in northern Delaware, Harrington Raceway in southern Delaware and the casinos in Atlantic City, New Jersey). Venues in Delaware and New Jersey, in addition to video gaming machines, currently offer mechanical slot machines that feature physical spinning reels, pull-handles and the ability to both accept and pay out coins. West Virginia has not authorized, and may never approve, such mechanical slot machines. The failure to attract or retain Gaming Machine customers at the Charles Town Facility, whether arising from such competition or from other factors, could have a material adverse effect upon the Company's business, financial condition and results of operations.

EFFECT OF INCLEMENT WEATHER AND SEASONALITY

     Because horse racing is conducted outdoors, variable weather contributes to the seasonality of the Company's business. Weather conditions, particularly during the winter months, may cause races to be canceled or may curtail attendance. Because a substantial portion of the Company's Thoroughbred Track and Harness Track expenses are fixed, the loss of scheduled racing days could have a material adverse effect on the Company's business, financial condition and results of operations.

     The severe winter weather in 1996 resulted in the closure of the Company's OTW facilities for two days in January 1996. Because of the Company's growing dependence upon OTW operations, severe weather that causes the Company's OTWs to close could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Attendance and wagering at the Company's facilities have been favorably affected by special racing events which stimulate interest in horse racing, such as the Triple Crown races in May and June and the Breeders' Cup in autumn. As a result, the Company's revenues and net income have been greatest in the second and third quarters of the year, and lowest in the first and fourth quarters of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Inclement Weather and Seasonality."

REGULATION AND TAXATION

     General

     The Company is authorized to conduct thoroughbred racing and harness racing in Pennsylvania under the Pennsylvania Racing Act. The Company is also authorized, under the Pennsylvania Racing Act and the Federal Horseracing Act, to conduct import simulcast wagering. The Company is also subject to the provisions of the West Virginia Racing Act, which governs the conduct of horseracing in West Virginia, and West Virginia Gaming Machine Act, which governs the operation of Gaming Machines in West Virginia. The Company's live racing, pari-mutuel wagering and Gaming Machine operations are contingent upon the continued governmental approval of such operations as forms of legalized gaming. All of the Company's current and proposed operations are subject to extensive regulations and could be subjected at any time to additional or more restrictive regulations, or banned entirely.

     Sunset Provisions in Gaming Machine Legislation

     The Company has applied for approval to install and operate Gaming Machines at the refurbished Charles Town Facility pursuant to the West Virginia Gaming Machine Act. The West Virginia Gaming Machine Act was adopted in 1994, and will terminate on June 30, 1997 unless extended or reenacted. If the West Virginia Gaming Machine Act terminates, then the Company will be required to discontinue any Gaming Machine operations for which it may obtain approval. There can be no assurance that the West Virginia legislature will extend or reenact the West Virginia Gaming Machine Act beyond June 30, 1997. If the Company obtains approval for the installation of Gaming Machines at the Charles Town Facility and the West Virginia Gaming Machine Act is not extended or reenacted, then the Company's business, financial condition and results of operations would be materially and adversely affected.

     Pennsylvania Racing Regulations

     The Company's horse racing operations at the Thoroughbred Track and the Harness Track are subject to extensive regulation under the Pennsylvania Racing Act, which established the Pennsylvania Racing Commissions. The Pennsylvania Racing Commissions are responsible for, among other things, (i) granting permission annually to maintain racing licenses and schedule race meets, (ii) approving, after a public hearing, the opening of additional OTWs, (iii) approving simulcasting activities, (iv) licensing all officers, directors, racing officials and certain other employees of the Company and (v) approving all contracts entered into by the Company affecting racing, pari-mutuel wagering and OTW operations.

     As in most states, the regulations and oversight applicable to the Company's operations in Pennsylvania are intended primarily to safeguard the legitimacy of the sport and its freedom from inappropriate or criminal influences. The Pennsylvania Racing Commissions have broad authority to regulate in the best interests of racing and may, to that end, disapprove the involvement of certain personnel in the Company's operations, deny approval of certain acquisitions following their consummation or withhold permission for a proposed OTW site for a variety of reasons, including community opposition. For example, the Pennsylvania State Thoroughbred Racing Commission withheld approval for the Company's initial site for its Lancaster OTW, but the Company applied and was ultimately approved for another site in Lancaster, which opened in July 1996. The Pennsylvania legislature also has reserved the right to revoke the power of the Pennsylvania Racing Commissions to approve additional OTWs and could, at any time, terminate pari-mutuel wagering as a form of legalized gaming in Pennsylvania or subject such wagering to additional restrictive regulation; such termination would, and any further restrictions could, have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company may not be able to obtain all necessary approvals for the operation or expansion of its business. Even if all such approvals are obtained, the regulatory process could delay implementation of the Company's plans to open additional OTWs. The Company has had continued permission from the Pennsylvania State Horse Racing Commission to conduct live racing at the Thoroughbred Track since it commenced operations in 1972, and has obtained permission from the Pennsylvania State Harness Racing Commission to conduct live racing at the Harness Track beginning with the 1997 season. Currently, the Company has approval from the Pennsylvania Racing Commissions to operate seven OTWs and the right, under the Pennsylvania Racing Act, to operate four additional OTWs, subject to approval by the Pennsylvania Racing Commissions. A Commission may refuse to grant permission to open additional OTWs or to continue to operate existing facilities. The failure to obtain required regulatory approvals would have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Pennsylvania Racing Act provides that no corporation licensed to conduct thoroughbred racing shall be licensed to conduct harness racing and that no corporation licensed to conduct harness racing shall be licensed to conduct thoroughbred racing. The Company's harness and thoroughbred licenses are held by separate corporations, each of which is a wholly owned subsidiary of the Company. Moreover, the Pennsylvania State Harness Racing Commission has reissued the Pocono Downs harness racing license and has found, in connection with the reissuance, that it is not "inconsistent with the best interests, convenience or necessity or with the best interests of racing generally," that a subsidiary of the Company beneficially owns Pocono Downs. The Company thus believes that the arrangement under which it holds both a harness and a thoroughbred license complies with applicable regulations.

     West Virginia Racing and Gaming Regulation

     The Company's operations at the Charles Town Facility are subject to regulation by the West Virginia Racing Commission under the West Virginia Racing Act, and by the West Virginia Lottery Commission under the West Virginia Gaming Machine Act. The powers and responsibilities of the West Virginia Racing Commission under the West Virginia Racing Act are substantially similar in scope and effect to those of the Pennsylvania Racing Commissions and extend to the approval and/or oversight of all aspects of racing and pari-mutuel wagering operations. The Charles Town Joint Venture has applied to the West Virginia Racing Commission for a license to conduct racing and pari-mutuel wagering at the Charles Town Facility. The West Virginia Racing Commission has issued this license, subject to its review and approval of the documents pursuant to which the Charles Town Acquisition was consummated and financing therefor was obtained and to its review and approval of any changes in the ownership of the Charles Town Joint Venture, among other conditions. The Charles Town Joint Venture has also applied to the West Virginia Lottery Commission for approval to install and operate 400 Gaming Machines at the refurbished Charles Town Facility; this approval has not yet been granted. The Company anticipates, but cannot assure, that it will obtain approval for the installation and operation of the 400 Gaming Machines within 90 to 120 days after the January 15, 1997 consummation of the Charles Town Acquisition. The Charles Town Joint Venture may not receive or retain all of the regulatory approvals necessary from time to time to conduct racing and pari-mutuel wagering operations at the Charles Town Facility. The failure to receive or retain a delay in receiving such approvals could cause the reduction or suspension of racing and pari-mutuel wagering, as well as of Gaming Machine operations, at the Charles Town Facility and have a material adverse effect upon the Company's business, financial condition and results of operations.

     The installation and operation of Gaming Machines at the Charles Town Facility are subject to the provisions of the West Virginia Gaming Machine Act and the regulatory authority of the West Virginia Lottery Commission. Pursuant to the West Virginia Gaming Machine Act and regulatory approval currently being sought by the Company thereunder, the Company plans, following the completion of the interior refurbishment of the Charles Town Facility in mid-1997, to install initially 400 Gaming Machines at the Charles Town Facility. The installation of additional Gaming Machines at the Charles Town Facility is subject to approval by the West Virginia Lottery Commission after application and a public hearing. The Company anticipates that the Charles Town Joint Venture will apply for approval of the installation and operation of a total of 1,000 Gaming Machines at the Charles Town Facility within the first year after the opening of the Charles Town Facility. The West Virginia Lottery Commission may not approve the installation of the initial or any additional Gaming Machines, however, or may not do so in a timely manner, or may ultimately approve the installation of a smaller number of Gaming Machines than requested.

     Moreover, the West Virginia Gaming Machine Act requires that the operator of the Charles Town Facility enter into a written agreement with the Charles Town Horsemen in order to conduct Gaming Machine operations. The West Virginia Gaming Machine Act also requires that the Charles Town Joint Venture enter into a written agreement with the pari-mutuel clerks in order to operate Gaming Machines. Currently there is no agreement between the Charles Town Joint Venture and either the Charles Town Horsemen or the pari-mutuel clerks. The Company has entered into discussions with both the Charles Town Horsemen and the pari-mutuel clerks toward obtaining such agreements. The absence of an agreement with the Charles Town Horsemen or the pari-mutuel clerks at the Charles Town Facility, or the termination or non-renewal of such agreement, would have a material adverse effect on the Company's business, financial condition and results of operations.

     State and Federal Simulcast Regulation

     Both the Federal Horseracing Act and the Pennsylvania Racing Act require that the Company have a written agreement with the Thoroughbred Horsemen and with the Harness Horsemen in order to simulcast races. The Company has entered into the Horsemen Agreements, and in accordance therewith has agreed upon the allocations of the Company's revenues from import simulcast wagering to the purse funds for the Thoroughbred Track and the Harness Track. Because the Company cannot conduct import simulcast wagering in the absence of the Horsemen Agreements, the termination or non-renewal of either Horsemen Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Federal Horseracing Act requires that the operator of the Charles Town Facility obtain the approval of the Charles Town Horsemen before import simulcast wagering can be conducted there. While such approval has been obtained by Charles Town in the past, there is no written agreement with the Charles Town Horsemen providing for such approval in the future. The Company has entered into discussions with the Charles Town Horsemen toward obtaining an agreement evidencing such approval. The failure to obtain such approval could have a material adverse effect on the Company's business, financial condition and results of operations.

     Taxation

     The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state income taxes, and such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its operations. From time to time, federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Compliance with Other Laws

     The Company and its OTWs are also subject to a variety of other rules and regulations, including zoning, construction and land-use laws and regulations in Pennsylvania and West Virginia governing the serving of alcoholic beverages. Currently, Pennsylvania laws and regulations permit the construction of off-track wagering facilities, but may affect the selection of a particular OTW site because of parking, traffic flow and other similar considerations, any of which may serve to delay the opening of future OTWs in Pennsylvania. By contrast, West Virginia law does not permit the operation of OTWs. The Company derives a significant portion of its other revenues from the sale of alcoholic beverages to patrons of its facilities. Any interruption or termination of the Company's existing ability to serve alcoholic beverages would have a material adverse effect on the Company's business, financial condition and results of operations.

     Restrictions on Share Ownership and Transfer

     The Pennsylvania Racing Act requires that any shareholder proposing to transfer beneficial ownership of 5% or more of the Company's shares file an affidavit with the Company setting forth certain information about the proposed transfer and transferee, a copy of which the Company is required to furnish to the Pennsylvania Racing Commission. The certificates representing the Company shares owned by 5% beneficial shareholders are required to bear certain legends prescribed by the Pennsylvania Racing Act. In addition, under the Pennsylvania Racing Act, the Pennsylvania Racing Commission has the authority to order a 5% beneficial shareholder of the Company to dispose of his Common Stock of the Company if it determines that continued ownership would be inconsistent with the public interest, convenience or necessity or the best interest of racing generally. The West Virginia Gaming Machine Act provides that a transfer of more than 5% of the voting stock of a corporation which controls the license may only be to persons who have met the licensing requirements of the West Virginia Gaming Machine Act or which transfer has been pre-approved by the West Virginia Lottery Commission. Any transfer that does not comply with this requirement voids the license. See "Description of Capital Stock -- Certain Restrictions on Share Ownership and Transfer."

PROPERTIES

     Thoroughbred Track

     The Thoroughbred Track is located on approximately 225 acres approximately 15 miles northeast of Harrisburg, 100 miles west of Philadelphia and 200 miles east of Pittsburgh. There is a total population of approximately 1.4 million persons within a radius of approximately 35 miles around the Thoroughbred Track and approximately 2.2 million persons within a 50-mile radius. The property includes a one mile all-weather thoroughbred racetrack and a 7/8-mile turf track. The property also includes approximately 400 acres surrounding the Thoroughbred Track which are available for future expansion or development.

     The Thoroughbred Track's main building is the grandstand/clubhouse, which is completely enclosed and heated and, at the clubhouse level, fully air-conditioned. The building has a capacity of approximately 15,000 persons with seating for approximately 9,000, including 1,400 clubhouse dining seats. Several other dining facilities and numerous food and beverage stands are situated throughout the facility. Television sets for viewing live racing and simulcasts are located throughout the facility. The pari-mutuel wagering areas are divided between those available for on-track wagering and those available for simulcast wagering.

     The Thoroughbred Track includes stables for approximately 1,250 horses, a blacksmith shop, veterinarians' quarters, jockeys' quarters, a paddock building, living quarters for grooms, a cafeteria and recreational building in the back stretch area and water and sewage treatment plants. Parking facilities for approximately 6,500 vehicles adjoin the Thoroughbred Track.

     Harness Track

     The Harness Track is located on approximately 400 acres in Plains Township, outside Wilkes-Barre, Pennsylvania. There is a total population of approximately 785,000 persons within a radius of approximately 35 miles around the Harness Track and approximately 1.5 million persons within a 50-mile radius. The property includes a 5/8-mile all-weather, lighted harness track. The Harness Track's main buildings are the grandstand and the clubhouse. The clubhouse is completely enclosed and heated and fully air-conditioned. The grandstand has enclosed, heated and air-conditioned seating for approximately 500 persons and permanent open-air stadium-style seating for approximately 2,500 persons. The clubhouse is a tiered dining and wagering facility that seats approximately 1,000 persons. The clubhouse dining area seats 500 persons. Television sets for viewing live racing and simulcasts are located throughout the facility along with pari-mutuel wagering areas.

     A two-story 14,000 square foot building which houses the Pocono Downs offices is located on the property. The Harness Track also includes stables for approximately 950 horses, five paddock stables, quarters for grooms, two blacksmith shops and a cafeteria for the Harness Horsemen. Parking facilities for approximately 5,000 vehicles adjoin the track.

     The Landfill is on a parcel of land adjacent to the Harness Track. The Landfill Authority, which operated the Landfill from 1970 until 1982, disposed of municipal waste on behalf of four municipalities. The Landfill is currently subject to a closure order issued by the PADER. According to the Company's environmental consulting firm, the Landfill closure is substantially complete. To date, the municipalities obligated to implement the closure order pursuant to the Settlement Agreement, have been fulfilling their obligations. However, there can be no assurance that the municipalities will continue to meet their obligations under the Settlement Agreement or that the terms of the Settlement Agreement will not be amended in the future. In addition, the Company may be liable for future claims with respect to the Landfill under CERCLA and analogous state laws. The Company may incur expenses in connection with the Landfill in the future, which expenses may not be reimbursed by the municipalities. Any such expenses could have a material adverse effect on the Company's business, financial condition and results of operations.

     Charles Town Facility

     The Charles Town Facility is located on a portion of a 250-acre parcel in Charles Town, West Virginia, which is approximately a 60-minute drive from Baltimore, Maryland and a 70-minute drive from Washington, D.C. There is a total population of approximately 3.1 million persons within a 50-mile radius and approximately 9.0 million persons within a 100-mile radius of the Charles Town Facility. The property includes a 3/4-mile thoroughbred racetrack. The Charles Town Facility's main building is the grandstand/clubhouse, which is completely enclosed and heated. The clubhouse dining room has seating for 600. Additional food and beverage areas are situated throughout the facility. The property surrounding the Charles Town Facility, including the site of the former Shenandoah Downs Racetrack, is available for future expansion or development. In addition, the Company has a right of first refusal for an additional 250 acres that are adjacent to the Charles Town Facility.

     The Charles Town Facility also includes stables, an indoor paddock, ample parking and water and sewage treatment facilities.

     OTWs

     The Company's OTWs provide areas for viewing import simulcasts and televised sporting events, placing pari-mutuel wagers and dining. The facilities also provide convenient parking.

     The Company's current OTW properties are described in the following chart:

                                                            OWNED OR
     LOCATION                                                LEASED
     --------                                               --------
     Allentown.........................................       Owned
     Chambersburg......................................      Leased
     Erie..............................................       Owned
     Lancaster.........................................      Leased
     Reading...........................................      Leased
     York..............................................      Leased

     The Company has purchased the land for and constructed an OTW in Williamsport, Pennsylvania. The Company plans to open the facility on February 13, 1997.

     The Company has an agreement to purchase land for its proposed Downingtown OTW facility. The agreement is subject to numerous contingencies including approval from the Pennsylvania State Horse Racing Commission. On March 26, 1996, the Company submitted an application to the Pennsylvania State Horse Racing Commission for approval of the Downingtown OTW facility. The application is pending.

     Other Property and Equipment

     The Company currently leases 2,100 square feet of office space in an office building in Wyomissing, Pennsylvania for the Company's executive offices. The lease is for a five-year term expiring April 2000 with an annual minimum rental of $23,320. The office building is owned by an affiliate of Peter M. Carlino.

     The Company considers its properties adequate for its present purposes. In addition to the anticipated openings of the Williamsport and Downingtown OTWs, the Company intends to open three additional OTWs for which sites have not been selected. The Company believes, but cannot assure, that suitable sites will be available on satisfactory terms.

LEGAL PROCEEDINGS

     On December 11, 1996, GTECH commenced an action in the United States District Court for the Northern District of West Virginia against Charles Town, the Company, Penn National Gaming of West Virginia, Inc., a wholly owned subsidiary of the Company, and Bryant. The complaint filed by GTECH alleges that Charles Town and AmTote were parties to the October 20, 1994 AmTote Agreement, pursuant to which AmTote was granted an exclusive right to install and operate a "video lottery system" at the Charles Town Facility. When the AmTote Agreement was entered into, AmTote was a subsidiary of GTECH; GTECH has since divested itself of AmTote, but is purportedly the assignee of certain of AmTote's rights under the AmTote Agreement pursuant to an assignment and assumption agreement dated February 22, 1996. The complaint seeks (i) preliminary and permanent injunctive relief enjoining Charles Town, Bryant, the Company and its subsidiary from consummating the Charles Town Acquisition or any similar transaction unless the purchasing party explicitly accepts and assumes the AmTote Agreement, (ii) a declaratory judgment that the AmTote Agreement is valid and binding, that GTECH has the right to be the exclusive installer, operator, provider and servicer of a video lottery system at the Charles Town Facility and that any party buying the stock or assets of Charles Town must accept and assume the AmTote Agreement and recognize such rights of GTECH thereunder, (iii) compensatory damages, (iv) legal fees and costs and (v) such other further legal and equitable relief as the court deems just and appropriate. On December 23, 1996, the court denied GTECH's motion to preliminarily enjoin the Company from consummating the Charles Town Acquisition unless it accepts and assumes the AmTote Agreement. The court noted that GTECH may pursue its claim for damages and, if warranted, pursue other injunctive relief in the future. The Company consummated the Charles Town Acquisition on January 15, 1997, at which time Charles Town assigned to the Charles Town Joint Venture all legally valid and binding obligations, if any, under the AmTote Agreement. In addition, the Company has agreed to indemnify Charles Town for any damages Charles Town may suffer as a result of a claim that Charles Town failed to fulfill its obligations under the AmTote Agreement. On January 13, 1997, Charles Town filed a motion to dismiss GTECH's complaint; the court has not yet ruled on this motion. The Company believes the allegations of the complaint to be without merit and intends to contest the action vigorously.

EMPLOYEES AND LABOR RELATIONS

     At November 30, 1996, the Company had 1,298 permanent employees, of whom 390 were full-time and 908 part-time. Of the total 1,298 employees, 417 were employed at the Thoroughbred Track, 292 were employed at the Harness Track and 589 were employed at the Company's OTWs. Employees of the Company who work in the admissions department and pari-mutuels department at the Thoroughbred Track, the Harness Track and the OTWs are represented under collective bargaining agreements between the Company and Sports Arena Employees' Union Local 137. The agreements extend until October 3, 1999 for track employees and until May 20, 1998 for OTW employees. The Company believes that its relations with its employees are satisfactory.

     During the 1996 racing season at the Charles Town Facility, there were approximately 113 full-time and 215 part-time employees. Charles Town employees who work as pari-mutuel clerks were represented under a collective bargaining agreement between Charles Town and the West Virginia Union of Mutuel Clerks, Local No. 553. The agreement expired December 31, 1996. The Company has entered into discussions with the pari-mutuel clerks toward entering into an agreement. Entering into such an agreement is a requirement under the West Virginia Gaming Machine Act to operate Gaming Machines. See "-- Regulation -- West Virginia Racing and Gaming Regulation."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are:


NAME                      AGE                 POSITION
----                      ---                 --------

Peter M. Carlino........  50   Chairman of the Board and Chief Executive Officer

William J. Bork.........  63   President, Chief Operating Officer and Director

Robert S. Ippolito......  45   Chief Financial Officer, Secretary and Treasurer

Philip T. O'Hara, Jr....  43   Vice President and General Manager

Harold Cramer...........  69   Director

David A. Handler........  32   Director

Robert P. Levy..........  65   Director

John M. Jacquemin.......  50   Director


     Peter M. Carlino. Mr. Carlino has served as Chairman of the Board and Chief Executive Officer of the Company since April 1994, and has devoted a significant amount of time to the activities of the Company as a director since 1991. From 1984 to 1994, Mr. Carlino devoted a substantial portion of his business time to developing, building and operating residential and commercial real estate projects located primarily in Central Pennsylvania. He has been President of Carlino Financial Corporation ("Carlino Financial"), a holding company which owns and operates various Carlino family businesses, since 1976, in which capacity he has been continuously active in strategic planning for the Company and monitoring its operations. From 1972 until 1976, Mr. Carlino served as President of Mountainview Thoroughbred Racing Association ("Mountainview"), a predecessor in interest of the Company.

     William J. Bork. Mr. Bork was elected President, Chief Operating Officer and a director in June 1995. From 1987 to June 1995 he was Vice President for Ladbroke Racing Corporation. Prior to working with Ladbroke, Mr. Bork served as Vice President of Operations of racetracks previously owned by Ogden Corporation including Fairmount Park in Collinsville, Illinois; Mountaineer Park in Chester, West Virginia; Wheeling Downs in Wheeling, West Virginia; and Suffolk Downs in Boston, Massachusetts.

     Robert S. Ippolito. Mr. Ippolito, a certified public accountant, was elected Chief Financial Officer, Secretary and Treasurer of the Company in April 1994. He was Corporate Controller and Secretary of Carlino Financial and certain of its affiliates between June 1987 and May 1994, and from 1979 to 1987 was engaged in public accounting.

     Philip T. O'Hara, Jr. Mr. O'Hara has been Vice President and General Manager since January 1989. Mr. O'Hara joined the Company in April 1985 and has served in various management capacities, including Director of Marketing and Assistant General Manager. He has been a Director of the Thoroughbred Racing Association since 1990.

     Harold Cramer. Mr. Cramer has been a director of the Company since 1994. Since November 1996, Mr. Cramer has been of counsel to Mesirov, Gelman, Jaffe, Cramer & Jamieson, a Philadelphia law firm which provides legal services to the Company. From November 1995 until November 1996, Mr. Cramer was Chairman of the Board and Chief Executive Officer of HSI Management Co., Inc. From 1989 until November 1995, Mr. Cramer was Chairman of the Board and Chief Executive Officer of Graduate Health System, Inc. ("GHS"), and has been a Director of GHS since November 1996. He also serves as a director of Mountainview and as a director of Pennsylvania National Turf Club, Inc., a subsidiary of Penn National.

     David A. Handler. Mr. Handler has been a director of the Company since 1994. From 1995 to the present, Mr. Handler has been an investment banker and is currently a Senior Vice President of Corporate Finance at Jefferies & Company, Inc. From 1991 to 1995, Mr. Handler was a Vice President at Fahnestock & Co., Inc.

     Robert P. Levy. Mr. Levy has been a director of the Company since 1995. He is Chairman of the Board of the Atlantic City Racing Association and served a two-year term as President from 1989 to 1990 of the Thoroughbred Racing Association. Mr. Levy has served as the Chairman of the Board of DRT Industries, Inc., a diversified business based in the Philadelphia metropolitan area, since 1960. Mr. Levy owns the Robert P. Levy Stable, a thoroughbred racing and breeding operation which has bred and owned several award-winning horses, including the 1987 Belmont Stakes winner, Bet Twice.

     John M. Jacquemin. Mr. Jacquemin has been a director of the Company since 1995 and is President of Mooring Financial Corporation, a financial services group specializing in the purchase and administration of commercial loan portfolios and equipment leases. Mr. Jacquemin joined Mooring Financial Corporation in 1982 and has served as its President since 1987.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 21,000,000 shares, of which 20,000,000 shares are Common Stock and 1,000,000 shares are preferred stock, par value $.01 per share (the "Preferred Stock"). As of December 31, 1996, there were 13,355,290 shares of Common Stock outstanding held of record by approximately 261 persons, 1,179,750 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and 195,000 shares reserved for issuance upon the exercise of outstanding warrants.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of all liabilities of the Company and subject to the liquidation preferences of any outstanding Preferred Stock. The Common Stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The outstanding shares of Common Stock are and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. Except in certain circumstances as discussed below under "-- Possible Antitakeover Effect of Certain Charter, By-Law and Other Provisions," the Common Stock is not subject to discriminatory provisions based on ownership thresholds.

     The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "-- Preferred Stock."

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of Preferred Stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance.

     The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "-- Possible Antitakeover Effect of Certain Charter, By-Law and Other Provisions."

WARRANTS

     In connection with its initial public offering, the Company issued to Fahnestock & Co. Inc. and Brenner Securities Corporation and their assignees (together, the "Warrantholders") warrants to purchase shares of Common Stock, of which warrants to purchase 195,000 shares (the "Warrants") remain outstanding as of December 31, 1996. The Warrants are exercisable, at a price of $4.00 per share, for a period expiring on May 31, 2000. The Warrantholders are entitled to certain registration rights under the Securities Act in connection with the issuance of the underlying shares of Common Stock received upon the exercise of the Warrants. The exercise price and the number of shares of Common Stock which may be purchased are subject to adjustment pursuant to anti-dilution provisions of the Warrants.

CERTAIN RESTRICTIONS ON SHARE OWNERSHIP AND TRANSFER

     The Pennsylvania Racing Act requires that any shareholder proposing to transfer beneficial ownership of 5% or more of the Company's shares file an affidavit with the Company setting forth certain information about the proposed transfer and transferee, a copy of which the Company is required to furnish to the Pennsylvania Racing Commissions. The certificates representing shares owned by 5% beneficial shareholders are required to bear certain legends prescribed by the Pennsylvania Racing Act. In addition, each Pennsylvania Racing Commission has the authority to order a 5% beneficial shareholder of the Company to dispose of its Common Stock if the commission determines that continued ownership would be inconsistent with the public interest, convenience or necessity or the best interest of racing generally.

     The Pennsylvania Racing Act also specifies certain reporting and notification requirements to the Company or the Pennsylvania Racing Commissions relating to transfers of beneficial ownership of stock (i) comprising 5% or more of a corporation licensed to conduct racing or any corporation which leases a racetrack to a corporation licensed to conduct racing or (ii) comprising 5% or more of a corporation which owns 25% or more of the stock of a corporation licensed to conduct racing, such as the Company.

     The West Virginia Gaming Machine Act provides that a transfer of more than 5% of the voting stock of a corporation which controls the license may only be to persons who have met the licensing requirements of the West Virginia Gaming Machine Act or which transfer has been pre-approved by the West Virginia Lottery Commission. Any transfer that does not comply with this requirement voids the license.

POSSIBLE ANTITAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND OTHER PROVISIONS

     The Company's Amended and Restated Articles of Incorporation and By-Laws provide that the Board of Directors is to consist of three classes of directors, each comprised as nearly as practicable of one-third of the Board, and that one-third of the Board is to be elected each year. At each annual meeting, only directors of the class whose term is expiring are voted upon, and upon election each such director serves a three-year term. The Company's Amended and Restated Articles of Incorporation provide that a director may be removed with or without cause only by the affirmative vote of the holders of 75% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting as a single class; the Company's By-Laws provide that a director may only be removed without cause by written consent of the shareholders and not at a meeting.

     The Company's Amended and Restated Articles of Incorporation provide that shareholder-proposed nominations for election of directors and shareholder-proposed business at meetings of shareholders shall be subject to such advance notice requirements as may be contained in the By-Laws, which may be amended by the directors.

     The provisions of the Company's Amended and Restated Articles of Incorporation with respect to classification of the Board of Directors and shareholder approval of the removal of directors with or without cause may not be altered, amended or repealed without the affirmative vote of the holders of at least 75% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting as a single class.

     The Pennsylvania Business Corporation Law ("BCL") contains a number of interrelated provisions which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. One provision requires that mergers with or sales of assets to an "interested shareholder" (which includes a shareholder who is a party to the proposed transaction) be approved by a majority of voting shares outstanding, other than those held by the interested shareholder, unless the transaction has been approved by a majority of the corporation's directors who are not affiliated with the interested shareholder, or the transaction results in the payment to all other shareholders of an amount not less than the highest amount paid for shares by the interested shareholder. Another provision of the BCL gives the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. Another provision prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders beneficially owning more than 20% of the voting power of a public corporation (excluding certain shares) for a five-year period following the date on which the holder became an interested shareholder.

     The effect of the BCL's antitakeover provisions may be to deter unsolicited takeover attempts or other attempts to accumulate stock in the Company. This may promote stability in the business, management and control, and in the price of stock, of the Company. However, by discouraging open market accumulation of stock in the Company and non-solicited, non-negotiated takeover attempts, shareholders may be disadvantaged by foregoing the opportunity to participate in such transactions, which may be in excess of the prevailing market price for the Company's stock. In addition, while the antitakeover provisions may encourage a party considering accumulating stock in or acquiring the Company to negotiate with the Board, and place the Board in a better position to defend against actions it believes not to be in the best interests of the Company and its shareholders, the provisions may also make it more difficult to accomplish a transaction requiring shareholder approval if the Board disapproves (even if the shareholders may be in favor of such a transaction).

     The restrictions of the Pennsylvania Racing Act on share ownership and transfer may also discourage or make it more difficult for a party to accumulate stock in or acquire the Company, as the Pennsylvania Racing Commission has broad discretion in approving the activities of the Company and approving its shareholders. The restrictions of the West Virginia Gaming Machine Act on share ownership and transfer may also discourage or make it more difficult for a party to accumulate stock in or acquire the Company, as the West Virginia Lottery Commission has broad discretion in approving the activities of the Company and approving its shareholders. See "-- Certain Restrictions on Share Ownership and Transfer."

     Peter M. Carlino may, by virtue of his ability to vote shares of the Common Stock, be able significantly to influence the election of directors and the business and affairs of the Company. The trustees of the Carlino Family Trust may, by virtue of their ability to vote the shares of Common Stock held in the Carlino Family Trust in certain circumstances, be able significantly to influence the approval or disapproval of the sale of all or substantially all of the assets of the Company, a merger, consolidation or liquidation of the Company. In addition, in the event the Carlino Family Trust proposes to sell Common Stock representing more than 3% of the Company's outstanding Common Stock, Peter M. Carlino and other Carlino siblings have the right to acquire such Common Stock on the price and terms proposed. Peter M. Carlino's control position and certain other provisions of the Carlino Family Trust could deter unsolicited takeover attempts to the same or greater extent than the BCL or the Pennsylvania Racing Act. See "Risk Factors -- Concentration of Ownership."

TRANSFER AGENT

     The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc, Gerard Klauer Mattison & Co., Inc. and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the shares of Common Stock set forth opposite its name below:

                                                                  NUMBER OF
UNDERWRITERS                                                       SHARES
------------                                                      ---------
Salomon Brothers Inc.........................................       472,500
Gerard Klauer Mattison & Co., Inc............................       330,750
Jefferies & Company, Inc.....................................       141,750
BT Securities Corporation....................................       100,000
Dean Witter Reynolds Inc.....................................       100,000
A.G. Edwards & Sons, Inc.....................................       100,000
Montgomery Securities........................................       100,000
Smith Barney Inc.............................................       100,000
Burnham Securities Inc.......................................        35,000
Chatsworth Securities, LLC...................................        35,000
Everen Securities, Inc.......................................        35,000
Friedman, Billings, Ramsey & Co., Inc........................        35,000
Gabelli & Company, Inc.......................................        35,000
Hoefer & Arnett Inc..........................................        35,000
Pennsylvania Merchant Group Ltd..............................        35,000
Roney & Co., LLC.............................................        35,000
                                                                  ---------
     Total...................................................     1,725,000
                                                                  =========


     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the several Underwriters initially propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.48 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share. After the initial public offering, the public offering price and such concessions may be changed from time to time by the Underwriters.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of this Prospectus, to purchase up to 258,750 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock in the above table.

     The Company and its directors and executive officers, certain members of the Carlino family, the Carlino Family Trust and Carlino Financial have agreed that they will not offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days after the date of this Prospectus, except for (i) the shares of Common Stock offered hereby, (ii) the issuance of shares by the Company pursuant to stock options, (iii) the issuance of shares or options by the Company pursuant to employee benefit, stock option or ownership plans of the Company outstanding or in effect on the date of this Prospectus, (iv) the issuance of options pursuant to an employee stock option plan that is adopted during such 120-day period on substantially the same terms as any such plan in effect on the date of this Prospectus (so long as such options may not be exercised prior to the end of such 120-day period) and (v) distributions by the Carlino Family Trust to the beneficiaries thereof, provided that such beneficiaries agree to be bound by the foregoing restrictions, without the prior written consent of the Representatives.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Certain legal matters relating to this offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company included and incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report included and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of The Plains Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Robert Rossi & Co., independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement and have been included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Charles Town included in this Prospectus and elsewhere in the Registration Statement have been audited by Leonard J. Miller & Associates, Chartered, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement and have been included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                              PAGE
                                                                                              ----
PENN NATIONAL GAMING, INC.
  Report of Independent Certified Public Accountants........................................  F-2
  Consolidated Balance Sheets...............................................................  F-3
  Consolidated Statements of Income.........................................................  F-4
  Consolidated Statements of Shareholders' Equity...........................................  F-5
  Consolidated Statements of Cash Flows.....................................................  F-6
  Notes to Consolidated Financial Statements................................................  F-7

THE PLAINS COMPANY
  Report of Independent Certified Public Accountants........................................  F-21
  Consolidated Balance Sheets...............................................................  F-22
  Consolidated Statements of Income and Retained Earnings...................................  F-24
  Consolidated Statements of Cash Flows.....................................................  F-25
  Notes to Consolidated Financial Statements................................................  F-26

CHARLES TOWN RACING LIMITED PARTNERSHIP AND CHARLES TOWN RACES, INC.
  Report of Independent Certified Public Accountants........................................  F-38
  Combined Balance Sheets...................................................................  F-39
  Combined Statements of Income and Equity (Deficit)........................................  F-40
  Combined Statements of Cash Flows.........................................................  F-41
  Notes to Combined Financial Statements....................................................  F-42

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Penn National Gaming, Inc.
  and Subsidiaries
Wyomissing, Pennsylvania

     We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Penn National Gaming, Inc. and Subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
                                                                BDO SEIDMAN, LLP

Philadelphia, Pennsylvania
February 2, 1996

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                                              DECEMBER 31,
                                                                          --------------------  SEPTEMBER 30,
                                                                             1994      1995         1996
                                                                          ---------  ---------  ---------------
                                                                                                 (UNAUDITED)
ASSETS
Current assets
  Cash..................................................................  $   5,502  $   7,514     $   5,602
  Accounts receivable...................................................      1,256      1,618         1,968
  Prepaid expenses and other current assets.............................        442        600         1,332
  Deferred income taxes.................................................         49        104            62
                                                                            -------    -------       -------

    Total current assets................................................      7,249      9,836         8,964
                                                                            -------    -------       -------
Property, plant and equipment, at cost
  Land and improvements.................................................      3,253      3,336         4,225
  Building and improvements.............................................      7,867      8,651         8,740
  Furniture, fixtures and equipment.....................................      2,802      4,696         5,660
  Transportation equipment..............................................        240        309           322
  Leasehold improvements................................................      2,814      4,363         6,388
  Leased equipment under capitalized lease..............................        934        824           824
  Construction in progress..............................................        566        255         1,059
                                                                            -------    -------       -------
                                                                             18,476     22,434        27,218
  Less accumulated depreciation and amortization........................      5,914      6,728         7,589
                                                                            -------    -------       -------
  Net property and equipment............................................     12,562     15,706        19,629
                                                                            -------    -------       -------
Other assets
  Excess of cost over fair market value of net assets acquired (net of
    accumulated amortization of $646, $713 and $763, respectively)......      1,965      1,898         1,848
  Prepaid acquisition costs.............................................         --         --         3,001
  Miscellaneous.........................................................         97         92           291
                                                                            -------    -------       -------
    Total other assets..................................................      2,062      1,990         5,140
                                                                            -------    -------       -------
                                                                          $  21,873  $  27,532     $  33,733
                                                                            =======    =======       =======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt and capital lease obligations....  $     258  $     250     $     222
  Accounts payable......................................................      1,410      1,395         1,868
  Purses due horsemen...................................................        996      1,293         1,329
  Uncashed pari-mutuel tickets..........................................        520        704           617
  Accrued expenses......................................................      1,078        702           618
  Customer deposits.....................................................        299        315           515
  Income taxes..........................................................        607        797           328
  Taxes, other than income taxes........................................          7        246           473
                                                                            -------    -------       -------
    Total current liabilities...........................................      5,175      5,702         5,970
                                                                            -------    -------       -------
Long-term liabilities
  Long-term debt and capital lease obligations, net of current
    maturities..........................................................        258        140            80
  Deferred income taxes.................................................        813        888           989
                                                                            -------    -------       -------
    Total long-term liabilities.........................................      1,071      1,028         1,069
                                                                            -------    -------       -------
Commitments and contingencies
Shareholders' equity
  Preferred stock, $.01 par value: authorized 1,000,000 shares;
    issued none.........................................................         --         --            --
  Common stock, $.01 par value: authorized 20,000,000 shares; issued and
    outstanding 12,900,000, 12,945,000 and 13,330,290, respectively.....         43         43           133
  Additional paid-in capital............................................     12,642     12,821        14,217
  Retained earnings.....................................................      2,942      7,938        12,344
                                                                            -------    -------       -------
    Total shareholders' equity..........................................     15,627     20,802        26,694
                                                                            -------    -------       -------

                                                                            $21,873    $27,532       $33,733
                                                                            =======    =======       =======

        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)


                                                                                          NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                -------------------------------------  ------------------------
                                                   1993         1994         1995         1995         1996
                                                -----------  -----------  -----------  -----------  -----------
                                                                                       (UNAUDITED)
Revenues
  Pari-mutuel revenues
    Penn National races.......................  $    29,224  $    23,428  $    21,376  $    16,578  $    14,495
    Import simulcasting.......................        9,162       16,968       27,254       20,412       23,596
    Export simulcasting.......................          383        1,187        2,142        1,447        2,479
  Admissions, programs and other racing
    revenues..................................        2,485        2,563        3,704        2,978        3,403
  Concession revenues.........................        1,410        1,885        3,200        2,478        2,501
                                                -----------  -----------  -----------  -----------  -----------
      Total revenues..........................       42,664       46,031       57,676       43,893       46,474
                                                -----------  -----------  -----------  -----------  -----------
Operating expenses
  Purses, stakes and trophies.................        9,719       10,674       12,091        9,329        9,744
  Direct salaries, payroll taxes and employee
    benefits..................................        6,394        6,707        7,699        5,823        6,211
  Simulcast expenses..........................       10,136        8,892        9,084        6,905        6,920
  Pari-mutuel taxes...........................        3,568        4,054        4,963        3,773        3,954
  Other direct meeting expenses...............        6,046        6,375        8,214        6,249        6,932
  Off-track wagering concession expenses......          806        1,231        2,221        1,689        1,766
  Management fees paid to related party.......        1,208          345           --           --           --
  Other operating expenses....................        2,331        3,329        5,149        3,750        3,710
                                                -----------  -----------  -----------  -----------  -----------
      Total operating expenses................       40,208       41,607       49,421       37,518       39,237
                                                -----------  -----------  -----------  -----------  -----------
Income from operations........................        2,456        4,424        8,255        6,375        7,237
                                                -----------  -----------  -----------  -----------  -----------
Other income (expenses)
  Interest (expense)..........................         (989)        (465)         (71)         (55)         (44)
  Interest income.............................           27          125          269          201          229
  Other.......................................            6           15           10            4           --
                                                -----------  -----------  -----------  -----------  -----------
      Total other income (expense)............         (956)        (325)         208          150          185
                                                -----------  -----------  -----------  -----------  -----------
Income before income taxes and extraordinary
  item........................................        1,500        4,099        8,463        6,525        7,422
Taxes on income...............................           42        1,381        3,467        2,680        3,016
                                                -----------  -----------  -----------  -----------  -----------
Income before extraordinary item..............        1,458        2,718        4,996        3,845        4,406
Extraordinary item
  Loss on early extinguishment of debt, net of
    income taxes of $83.......................           --          115           --           --           --
                                                -----------  -----------  -----------  -----------  -----------
Net income....................................  $     1,458  $     2,603  $     4,996  $     3,845  $     4,406
                                                ===========  ===========  ===========  ===========  ===========
Net income per share..........................                            $       .38  $       .29  $       .32
                                                                          ===========  ===========  ===========

Supplemental pro forma
  Historical net income before taxes on
    income....................................        1,500        4,099
  Supplemental pro forma adjustments..........        1,834          625
                                                -----------  -----------
Supplemental pro forma income before taxes on
  income......................................        3,334        4,724
Supplemental pro forma taxes on income........        1,515        2,000
                                                -----------  -----------
Supplemental pro forma net income.............  $     1,819  $     2,724
                                                ===========  ===========
Supplemental pro forma net income
  per share...................................  $       .15  $       .22
                                                ===========  ===========
Weighted average common shares
  outstanding.................................   12,249,000   12,663,000   13,104,000   13,044,000   13,754,000
                                                ===========  ===========  ===========  ===========  ===========


        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              COMMON STOCK         ADDITIONAL
                                                        -------------------------    PAID-IN     RETAINED
                                                           SHARES       AMOUNT       CAPITAL     EARNINGS      TOTAL
                                                        ------------  -----------  -----------  -----------  ---------
Balance, January 1, 1993..............................     8,400,000     $ 28    $       2      $ 2,486     $ 2,516
Net income for the year ended December 31, 1993.......            --       --           --        1,458       1,458
Distributions to shareholders.........................            --       --           --         (556)       (556)
                                                          ----------     ----      -------      -------     -------
Balance, December 31, 1993............................     8,400,000       28            2        3,388       3,418
Deferred income taxes of S corporations and
  partnerships........................................            --       --         (302)          --        (302)
Distributions to shareholders.........................            --       --           --       (3,049)     (3,049)
Issuance of common stock..............................     4,500,000       15       12,942           --      12,957
Net income for the year ended December 31, 1994.......            --       --           --        2,603       2,603
                                                          ----------     ----      -------      -------     -------
Balance, December 31, 1994............................    12,900,000       43       12,642        2,942      15,627
Issuance of common stock..............................        45,000       --          179           --         179
Net income for the year ended December 31, 1995.......            --       --           --        4,996       4,996
                                                          ----------     ----      -------      -------     -------
Balance, December 31, 1995............................    12,945,000       43       12,821        7,938      20,802
Issuance of common stock (unaudited)..................       385,290        3        1,483           --       1,486
Stock splits (unaudited)..............................            --       87          (87)          --          --
Net income for the nine months ended September 30,
  1996 (unaudited)....................................            --       --           --        4,406       4,406
                                                          ----------     ----      -------      -------     -------
Balance, September 30, 1996 (unaudited)                   13,330,290     $133      $14,217      $12,344     $26,694
                                                          ==========     ====      =======      =======     =======


        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                         ------------------------------     ---------------------
                                                           1993       1994       1995        1995          1996
                                                         -------    --------    -------     -------       -------
                                                                                                (UNAUDITED)
Cash flows from operating activities
  Net income.........................................    $ 1,458    $ 2,603    $ 4,996      $ 3,845       $ 4,406
  Adjustments to reconcile net income to net cash
    provided by operating activities
      Depreciation and amortization..................        640        699        881          648           911
      Extraordinary loss related to early
        extinguishment of debt, before income tax
        benefit......................................         --        198         --           --            --
      Deferred income taxes..........................         61        493         20           (2)          144
      Decrease (increase) in
        Accounts receivable..........................       (114)      (309)      (362)          16          (350)
        Prepaid expenses and other
           current assets............................        (73)       (60)      (158)        (263)         (732)
        Miscellaneous other assets...................         (2)       (56)         5          (29)         (197)
      Increase (decrease) in
        Accounts payable.............................        281       (228)       (15)         182           473
        Purses due horsemen..........................        107         85        297          701            36
        Uncashed pari-mutuel tickets.................         94        (12)       184           14           (88)
        Accrued expenses.............................        151        196       (376)        (539)          (85)
        Customer deposits............................         12        (10)        16          205           200
        Taxes other than income taxes................         21       (147)       239          132            81
        Income taxes.................................        (62)       607        190          234          (324)
                                                         -------    -------    -------      -------       -------
Net cash provided by operating activities............      2,574      4,059      5,917        5,144         4,475
                                                         -------    -------    -------      -------       -------
Cash flows from investing activities
  Expenditures for property and equipment............       (412)    (2,852)    (3,958)      (3,690)       (4,784)
  Decrease (increase) in advances to related
    parties..........................................       (210)     3,688         --           --            --
  (Increase) in prepaid acquisition costs............         --         --         --           --        (3,001)
                                                         -------    -------    -------      -------       -------
Net cash (used) provided by investing activities.....       (622)       836     (3,958)      (3,690)       (7,785)
                                                         -------    -------    -------      -------       -------
Cash flows from financing activities
  Proceeds from sale of common stock.................         --     12,957        179           --         1,486
  Principal payments on notes payable, banks.........         (6)    (1,289)        --           --            --
  Proceeds from notes payable, related party.........         64        178         --           --            --
  Principal payments on notes payable, related
    party............................................       (381)      (361)        --           --            --
  Proceeds of long-term debt.........................         --        800         --           --            --
  Principal payments on long-term debt and
    capitalized lease obligations....................     (1,024)    (9,433)      (126)         (91)          (88)
  Increase in unamortized financing cost.............         --       (182)        --           --            --
  Distributions to shareholders......................       (556)    (3,049)        --           --            --
  (Decrease) increase in advances from related
    parties..........................................         16        (16)        --           --            --
                                                         -------    -------    -------      -------       -------
Net cash (used) provided by financing activities.....     (1,887)      (395)        53          (91)        1,398
                                                         -------    -------    -------      -------       -------
Net increase (decrease) in cash......................         65      4,500      2,012        1,363        (1,912)
Cash, at beginning of period.........................        937      1,002      5,502        5,502         7,514
                                                         -------    -------    -------      -------       -------
Cash, at end of period...............................    $ 1,002    $ 5,502    $ 7,514      $ 6,865       $ 5,602
                                                         =======    =======    =======      =======       =======


        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION AND REORGANIZATION

     The consolidated financial statements include the following entities of Penn National Gaming, Inc. (collectively, the "Company") prior to the reorganization, as described below, and which were affiliated through common ownership and control.


    Mountainview Thoroughbred Racing Association ("Mountainview")
    Pennsylvania National Turf Club, Inc. ("Turf Club")
    PNRC Reading, Inc. (An S corporation)
    PNRC Chambersburg, Inc. (An S corporation)
    PNRC Limited Partnership
    Carlino Family Partnership
    Penn National Gaming, Inc., formerly called PNRC Corp. (An S corporation)


     The consolidated financial statements for the periods prior to the reorganization have been prepared as if the entities had operated as a single consolidated group assuming that the reorganization had taken place. After the reorganization, the consolidated financial statements include Penn National Gaming, Inc. and its wholly owned subsidiaries Turf Club, Mountainview, Penn National Speedway, Inc. (formed in 1995) and Sterling Aviation, Inc. (formed in
1995). All significant intercompany accounts and transactions have been eliminated in consolidation.

REORGANIZATION

     The Company completed an initial public offering on May 25, 1994 by selling 4,500,000 shares of its common stock.

     On April 11, 1994, the Company entered into an agreement and plan of reorganization, pursuant to which, on May 24, 1994: (1) Penn National Gaming, Inc. ("Penn National") acquired all of the outstanding stock of Mountainview, Turf Club, PNRC Reading, Inc. and PNRC Chambersburg, Inc., (2) Penn National Gaming, Inc. acquired the limited partners' interests in PNRC Limited Partnership and all of the partnership interests in Carlino Family Partnership, and these partnerships were liquidated into the Company. In exchange for the stock and assets acquired in the transactions, the Company issued 8,400,000 shares of its common stock. Pursuant to the reorganization, Turf Club, Mountainview, PNRC Reading, Inc. and PNRC Chambersburg, Inc. became wholly-owned subsidiaries of Penn National. Subsequent to the reorganization, the Company merged PNRC Reading, Inc. and PNRC Chambersburg, Inc. into Mountainview in accordance with a statutory merger, leaving Turf Club and Mountainview as the only subsidiaries of the Company.

     The transaction was treated similar to a pooling of interests and the exchange of stock and partnership interests was a tax-free exchange.

DESCRIPTION OF BUSINESS

     The Company, which began operations in 1972, provides pari-mutuel wagering opportunities on both live and simulcast thoroughbred and harness horse races at two racetracks and six off-track wagering facilities ("OTWs") located principally in Eastern and Central Pennsylvania. Prior to the consummation of the acquisition of Pocono Downs (see Note 11), the Company owned and operated Penn National Race Course located outside Harrisburg, Pennsylvania (the "Thoroughbred Track"), and four OTWs in Chambersburg, Lancaster, Reading and York, Pennsylvania. On November 27, 1996, the Company consummated the Pocono Downs Acquisition, and as a result acquired Pocono Downs Racetrack, located outside Wilkes-Barre, Pennsylvania (the "Harness Track"), and OTWs in Allentown and Erie, Pennsylvania.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

     On January 15, 1997, a joint venture in which the Company has reached an agreement to hold an 89% interest acquired substantially all of the assets relating to Charles Town Races, a thoroughbred racing facility in Jefferson County, West Virginia. The Company expects to refurbish the Charles Town facility as an entertainment complex that will feature live racing, dining, simulcast wagering and, upon completion of the interior refurbishment in mid-1997, 400 Gaming Machines.

     The Company conducts wagering at its tracks and at its OTWs on thoroughbred and harness races which it runs at its tracks and on thoroughbred and harness races simulcast from other racetracks. The Company also simulcasts its races for wagering at other racetracks and OTWs, including all Pennsylvania racetracks and OTWs and locations outside Pennsylvania. Wagering on Company races and races simulcast from other racetracks also occurs through the Company's telephone account betting network.

GLOSSARY OF TERMINOLOGY

     The following is a listing of terminology used throughout the financial statements:

    OTW -- Off-track wagering location.

    Pari-mutuel wagering -- All wagering at Penn National's racetracks, at Penn National's OTWs and all wagering on Penn National's races at other racetracks and their OTWs.

    Telebet -- Telephone account wagering.

    Totalisator Services -- Computer services provided to Penn National by Autotote Enterprises, Inc. for processing pari-mutuel betting odds and wagering proceeds.

    Pari-mutuel Revenues:

            Penn National Races -- Penn National's share of pari-mutuel wagering on Penn National races within Pennsylvania and certain stakes races from racetracks outside of Pennsylvania after payment of the amount returned as winning wagers.

            Import Simulcasting -- Penn National's share of wagering at Penn National racetrack, at the Company's OTWs and by Telebet on full cards of races simulcast from other racetracks.

            Export Simulcasting -- Penn National's share of wagering at out-of-state locations on Penn National races.

     A summary of pari-mutuel wagering for the periods indicated is as follows:


                                                              YEAR ENDED                   NINE MONTHS ENDED
                                                             DECEMBER 31,                    SEPTEMBER 30,
                                                    ----------------------------------    ---------------------
                                                      1993         1994         1995        1995          1996
                                                    --------     --------     --------    --------      --------
                                                                         (IN THOUSANDS)
Pari-mutuel wagering in Pennsylvania on Penn
  National races...............................     $138,939     $111,248     $102,145    $ 79,235     $ 69,200
                                                    --------     --------     --------    --------     --------
Pari-mutuel wagering on simulcasting
  Import simulcasting from other Pennsylvania
     race tracks...............................       41,385       28,622       29,159      22,018       17,704
  Import simulcasting from out of Pennsylvania
     race tracks...............................       16,867       64,839      113,340      84,646      105,256
  Export simulcasting to out of Pennsylvania
     wagering facilities.......................       12,746       40,337       72,252      48,327       84,228
                                                    --------     --------     --------    --------     --------
                                                      70,998      133,798      214,751     154,991      207,188
                                                    --------     --------     --------    --------     --------
     Total pari-mutuel wagering................     $209,937     $245,046     $316,896    $234,226     $276,388
                                                    ========     ========     ========    ========     ========

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

RACING MEET

     The Company's racing seasons for the years ended December 31, 1993, 1994 and 1995 totaled 238, 219 and 204 live race days, respectively. The Company's racing seasons for the nine month periods ended September 30, 1995 and 1996 totaled 154 live race days for each period.

     The Reading OTW commenced simulcasting operations on May 15, 1992. During the years ended December 31, 1993, 1994 and 1995, this facility was open 359, 363 and 364 calendar days, respectively. During the nine month periods ended September 30, 1995 and 1996, this facility was open 273 and 272 calendar days, respectively.

     The Chambersburg OTW commenced simulcasting operations on April 25, 1994. During the years ended December 31, 1994 and 1995, this facility was open 249 and 364 calendar days, respectively. During the nine month periods ended September 30, 1995 and 1996, this facility was open 273 and 272 calendar days, respectively.

     The York OTW commenced simulcasting operations on March 20, 1995. During the year ended December 31, 1995, this facility was open 286 calendar days. During the nine months ended September 30, 1995 and 1996, this facility was open 195 and 272 calendar days, respectively.

     The Lancaster OTW commenced simulcasting operations on July 11, 1996. During the nine months ended September 30, 1996, this facility was open 82 calendar days.

DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment and amortization of leasehold improvements are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their estimated useful lives. Depreciation and amortization for the years ended December 31, 1993, 1994 and 1995 amounted to $553,000, $612,000 and $814,000, respectively. Depreciation and amortization for the nine month periods ended September 30, 1995 and 1996 amounted to $598,000 and $861,000, respectively.

     The excess of cost over fair value of net assets acquired is being amortized on the straight-line method over a forty year period. Amortization expense for 1993, 1994 and 1995 amounted to $67,000 in each year. Amortization expense for the nine month periods ended September 30, 1995 and 1996 amounted to $50,250 in each period. The Company evaluates the recoverability of the goodwill quarterly, or more frequently whenever events and circumstances warrant revised estimates, and considers whether the goodwill should be completely or partially written off or the amortization period accelerated.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during the year ended December 31, 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain indentifiable intangibles to be disposed of.

     The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

INCOME TAXES

     Mountainview had historically joined in filing a consolidated federal income tax return with Carlino Financial Corporation, its previous parent company. Prior to the reorganization, federal income taxes were paid to or recovered from Carlino Financial Corporation, based upon the terms of a tax sharing agreement and the provision for federal income taxes was computed on a separate return basis.

     Turf Club had filed its income tax returns as a separate entity.

     Prior to the reorganization, the other entities included within these financial statements were partnerships and "S" corporations. Therefore, no provision had been made for income taxes since such taxes, if any, were the liabilities of the individual partners and shareholders.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") effective January 1, 1993. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

CASH AND CASH EQUIVALENTS

     The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

EARNINGS PER COMMON SHARE (SUPPLEMENTAL)

     Supplemental pro forma earnings per share is calculated by dividing supplemental pro forma net income by the weighted average number of common stock outstanding (see Note 7) adjusted by the dilutive effect of common stock equivalents, which consist of stock options (using the treasury stock method) and warrants. All earnings per share calculations reflect all stock splits (see
Note 9).

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

     The Company's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy, or in short-term (less than seven days) money market and tax free bond funds which are exposed to minimal interest rate and credit risk. At December 31, 1995 and September 30, 1996, the Company had bank deposits which exceeded federally insured limits by approximately $248,000 and $517,000, respectively, and money market and tax free bond funds of approximately $6,400,000 and $5,100,000, respectively. Concentration of credit risk, with respect to accounts receivable, is limited due to the Company's credit evaluation process. The Company does not require collateral from its customers. The Company's receivables consist principally of amounts due from other race tracks and OTWs. Historically, the Company has not incurred any significant credit related losses.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of December 31, 1995 and September 30, 1996, the following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate:

          Cash and Cash Equivalents: The carrying amount approximates the fair value due to the short maturity of the cash equivalents.

          Long-Term Debt and Capital Lease Obligations: The fair value of the Company's long-term debt and capital lease obligations is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount approximates fair value since the Company's interest rates approximate current interest rates.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:


                                                                           DECEMBER 31,
                                                                         ---------------       SEPTEMBER 30,
                                                                         1994       1995           1996
                                                                         ----       ----       -------------
                                                                               (IN THOUSANDS)
Long-Term Debt
  Notes are payable to former minority stockholders of
     Pennsylvania National Turf Club, Inc. upon demand............       $136       $132           $132
  Other...........................................................          6         --             --
Capital Lease Obligations
  Various leases are payable in monthly installments ranging from
     $213 to $5,431 including interest between 8.5% to 18.96% per annum. The leases are collateralized by equipment and the
     final payments are due in 1999...............................        374        258            170
                                                                         ----       ----           ----
                                                                          516        390            302
Less current maturities...........................................        258        250            222
                                                                         ----       ----           ----
                                                                         $258       $140           $ 80
                                                                         ====       ====           ====


                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS: -- (CONTINUED)

     The following is a schedule of future minimum lease payments under capitalized leases as of December 31, 1995:


                                                                                (IN THOUSANDS)
                                                                                --------------
1996........................................................................         $146
1997........................................................................           92
1998........................................................................           49
1999........................................................................            9
                                                                                     ----
Total minimum lease payments................................................          296
Less amount representing interest...........................................           38
                                                                                     ----
Present value of net minimum lease payments.................................         $258
                                                                                     ====


     The net book value of property under capitalized lease obligations as of December 31, 1995 and September 30, 1996 was $323,000 and $222,000 respectively.

3. RELATED PARTY TRANSACTIONS:

     Management fees of $345,000 and $1,028,000 were paid in 1993 and 1994 to a related company.

     PCC Builders, Inc., a company owned by the chairman and chief executive officer of Penn National Gaming, Inc., was engaged in 1993 to serve as the general contractor to renovate the building in which the Company's Chambersburg OTW is located. The contract provided for a fixed fee contract price of $1,020,871. The renovation was completed on April 22, 1994.

     In August 1994, the Company signed a consulting agreement with its former Chairman expiring in August 1999 at an annual payment of $125,000.

4. CUSTOMER DEPOSITS:

     Customer deposits represent amounts held by the Company for telephone wagering.

5. COMMITMENTS AND CONTINGENCIES:

     Mountainview and Turf Club are jointly liable for Totalisator Services and equipment under a five-year agreement expiring March 31, 1998. The agreement provides for annual payments based on a specified percentage of the total amount wagered at the track, with a minimum annual payment of $300,000.

     The Company is also liable under numerous operating leases for automobiles, other equipment and buildings, which expire through 2004. Total rental expense under these agreements was $492,000, $636,000 and $672,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Total rental expense under these agreements was $504,000 and $578,000 for the nine month periods ended September 30, 1995 and 1996, respectively.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES: -- (CONTINUED)

     The future lease commitments relating to non-cancelable operating leases as of December 31, 1995 are as follows:


                                                              (IN THOUSANDS)
                                                              ---------------
    1996....................................................      $  703
    1997....................................................         698
    1998....................................................         453
    1999....................................................         330
    2000....................................................         315
    Thereafter..............................................       1,005
                                                                  ------
                                                                  $3,504
                                                                  ======


     On July 11, 1996, the Company opened its Lancaster OTW facility. The Company entered into a ten-year lease agreement for the 24,050 square feet Lancaster OTW facility. The Lancaster OTW lease provides for minimum annual lease payments of $192,400 in years one through five and $211,640 in years six through ten. The table presented above does not reflect this lease commitment.

     In March 1996, the Company assumed an agreement to purchase land for its proposed Downingtown OTW facility. The agreement which provides for a purchase price of $1,696,000, is subject to numerous contingencies including approval from the Pennsylvania State Horse Racing Commission.

     On April 12, 1994, the Company entered into employment agreements with its Chairman and Chief Financial Officer at annual base salaries of $225,000 and $95,000, respectively. The agreements became effective June 1, 1994 and, as amended, terminate on June 30, 1999. Each agreement prohibits the employee from competing with the Company during its term and for one year thereafter, and requires a death benefit payment by the Company equal to 50% of the employee's annual salary in effect at the time of his death.

     On June 1, 1995, the Company entered into an employment agreement with its President and Chief Operating Officer at an annual base salary of $210,000. The agreement terminates on June 12, 1998. The agreement prohibits the employee from competing with the Company during its term and for two years thereafter, and requires a death benefit payment by the Company equal to 50% of the employee's annual salary in effect at the time of his death.

     Under an agreement between the Company and its former president, the former president received options to purchase 150,000 shares of common stock at $3.33 per share expiring May 31, 2000.

     Effective January 1, 1990, the Company adopted a profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code covering all eligible employees who are not members of a bargaining unit. The Company's contributions are set at 50% of employees' elective salary deferrals which may be made up to a maximum of 6% of employee compensation. The Company made contributions to the plan of approximately $48,000, $60,000 and $70,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The Company made contributions to the plan of approximately $57,000 and $64,000 for the nine month periods ended September 30, 1995 and 1996, respectively.

     In December 1995, the Company agreed in principal with an unrelated party to form a joint venture for the purpose of developing, managing and operating pari-mutuel racing facilities in a state other than Pennsylvania or West Virginia. The joint venture is subject to numerous contingencies, including receipt of regulatory approvals from that state's horse racing commission.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES: -- (CONTINUED)

     In February 1996, the Company entered into an agreement to purchase land for its proposed Williamsport OTW facility. The agreement provides for a purchase price of $555,000 and is subject to numerous contingencies including approval from the Pennsylvania State Horse Racing Commission. On May 22, 1996, the Company received tentative approval from the Pennsylvania State Horse Racing Commission for the Williamsport OTW facility which is expected to open on February 13, 1997.

CREDIT FACILITIES

     Prior to November 1996, the Company had a $4,200,000 credit facility with a commercial bank. The facility provided for a working capital line of credit in the amount of $2,500,000 at various interest rates and a letter of credit facility for $1,700,000. The credit facility was unsecured and contained various covenants, such as tangible net worth, debt to tangible net worth and debt coverage ratio. At both December 31, 1995 and September 30, 1996, the Company was contingently obligated under the letter of credit facility with face amounts aggregating $1,436,000. The $1,436,000 consisted of $1,336,000 relating to the horsemens' account balances and $100,000 for Pennsylvania pari-mutuel taxes. This entire credit facility was repaid and terminated in November 1996, simultaneously with the closing of the Company's new credit facilities.

     In November 1996, the Company entered into an agreement with a bank group which provides an aggregate of $75 million of credit facilities ("Credit Facility Agreement"). The credit facilities consist of two term loan facilities of $47 million and $23 million (together, the "Term Loans") which were used for the Pocono Downs and Charles Town acquisitions (see Note 11), respectively, and which will be used for a portion of the cost of refurbishment of the Charles Town Facility, and a revolving credit facility of $5 million (together, the "Loans"). The Loans, which mature in November 2001, are secured by substantially all of the assets of the Company. The Credit Facility Agreement provides for certain covenants, including those of a financial nature.

     Funding of the first $47 million Term Loan facility took place on November 27, 1996. On January 15, 1997, the Charles Town Acquisition was consummated and, in accordance with the terms of the Credit Facility Agreement, the second $23 million Term Loan was made available for utilization by the Company. The Company borrowed $16.5 million of the $23 million Term Loan on January 15, 1997.

     Commencing on December 31, 1997, the Term Loans will amortize on a quarterly basis with payments thereunder to be split proportionately between the two Term Loans in annual aggregate amounts as follows (assuming the Term Loans are fully drawn):


                            YEAR             AMOUNT
                            ----          -----------
                            1997          $ 2,000,000
                            1998            8,000,000
                            1999           20,000,000
                            2000           20,000,000
                            2001           20,000,000


     The $5 million revolving credit facility (the "Revolving Facility") includes a $2 million sublimit for standby letters of credit for periods of up to twelve months. $3 million of the Revolving Facility was made available on November 27, 1996. In accordance with the terms of the Credit Facility Agreement, the remaining $2 million became available upon consummation of the Charles Town Acquisition on January 15, 1997.

     At the Company's option, the Loans may be maintained from time to time as Base Rate Loans, which bear interest at the highest of: (1) 1/2 of 1% in excess of the federal reserve reported certificate of deposit rate, (2) the rate that the bank group announces from time to time as its prime lending rate and

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES: -- (CONTINUED)

(3) 1/2 of 1% in excess of the federal funds rate plus an applicable margin of up to 2%. The Loans may also be maintained as Reserve Adjusted Eurodollar Loans, which bear interest at a rate tied to a eurodollar rate plus an applicable margin of up to 3%.

     Mandatory repayments of the Term Loans and the Revolving Facility are required in an amount equal to a percentage of the net cash proceeds from any issuance or incurrence of equity or funded debt by the Company, that percentage to be dependent upon the then outstanding balances of the Term Loans and the Revolving Facility and the Company's leverage ratio; however, the Credit Facility Agreement permits the Company to retain up to the first $8 million of proceeds from the initial offering of the Company's equity securities after the date of the Credit Facility Agreement. The Company must pay a fee of $250,000 if the Company applies less than $19 million of the proceeds of such initial offering to repayment of amounts outstanding under the Credit Facility. Mandatory repayments of varying percentages are also required in the event of either asset sales in excess of stipulated amounts or defined excess cash flow.

6. INCOME TAXES:

     The provision for income taxes charged to operations was as follows:

                                                                                               NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                 -------------------------      -----------------
                                                                 1993      1994       1995       1995      1996
                                                                 ----     -----      -----      ------     ------
                                                                               (IN THOUSANDS)
Current tax expense (benefit)
  Federal.................................................       $(28)    $  495     $2,580     $2,000     $2,166
  State...................................................         17        377        842        653        707
                                                                 ----     ------     ------     ------     ------
     Total current........................................        (11)       872      3,422      2,653      2,873
                                                                 ----     ------     ------     ------     ------
Deferred tax expense
  Federal.................................................         37        501         34         20        108
  State...................................................         16          8         11          7         35
                                                                 ----     ------     ------     ------     ------
     Total deferred.......................................         53        509         45         27        143
                                                                 ----     ------     ------     ------     ------
     Total provision......................................       $ 42     $1,381     $3,467     $2,680     $3,016
                                                                 ====     ======     ======     ======     ======

     In 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") effective January 1, 1993 (see Note 1). The adoption of the new standard had an immaterial effect on the tax provision for 1993 and on periods ending prior to January 1, 1993. The nature of deferred tax adjustments and their effect on income tax expense are as follows:


                                                                                                 NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                ----------------------------      ---------------
                                                                1993        1994       1995       1995       1996
                                                                -----      -----       -----      ----       ----
                                                                                  (IN THOUSANDS)
Depreciation methods......................................       $61        $ 74       $126       $ 81       $101
Reserve for debit balances of horsemens' accounts, bad
  debts and litigation....................................        (8)        (11)       (81)       (54)        42
Net operating loss........................................        --         446         --         --         --
                                                                 ---        ----       ----       ----       ----
                                                                 $53        $509       $ 45       $ 27       $143
                                                                 ===        ====       ====       ====       ====

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. INCOME TAXES: -- (CONTINUED)

     Deferred tax assets and liabilities are comprised of the following:

                                                                                     DECEMBER 31,
                                                                                  ----------------       SEPTEMBER 30,
                                                                                  1994        1995           1996
                                                                                  ----        ----        ------------
                                                                                          (IN THOUSANDS)
Deferred tax assets
  Reserve for debit balances of horsemens' accounts, bad debts and
     litigation.............................................................       $ 24       $104           $ 62
  Loss carryforwards........................................................         25         --             --
                                                                                   ----       ----           ----
                                                                                   $ 49       $104           $ 62
                                                                                   ====       ====           ====
Deferred tax liabilities
  Depreciation..............................................................       $813       $888           $989
                                                                                   ====       ====           ====


     The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:


                                                                                                    NINE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                     -------------------------       ---------------
                                                                     1993       1994      1995       1995       1996
                                                                     -----      ----      ----       ----       ----
PERCENT OF PRETAX INCOME

Federal tax rate..............................................       34.0%      34.0%      34.0%      34.0%      34.0%
Increase in taxes resulting from state and local income taxes,
  net of federal tax benefit..................................        1.5        6.2        6.7        6.8        6.4
Net change attributable to adoption of SFAS No. 109...........        2.5         --         --         --         --
Permanent difference relating to amortization of goodwill.....        1.9        0.6        0.3        0.3        0.2
Entities previously taxed as S corporations
  and partnerships............................................      (45.3)      (9.2)        --         --         --
Other.........................................................        8.2        2.1         --         --         --
                                                                    -----       ----       ----       ----       ----
                                                                      2.8%      33.7%      41.0%      41.1%      40.6%
                                                                    =====       ====       ====       ====       ====

7. SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE:

     Supplemental pro forma amounts for the years ended December 31, 1993 and 1994 reflect: (i) the elimination of $1,208,000 and $345,000, respectively, in management fees paid to a related entity; (ii) the inclusion of $320,000 and $133,000, respectively, in executive compensation; (iii) the elimination of $946,000 and $413,000, respectively, of interest expenses on Company debt which was repaid with the proceeds of the initial public offering, (iv) the elimination of $0 and $198,000, respectively, of loss on early extinguishment of debt, and (v) a provision for income taxes of $701,000 and $377,000, respectively, as if the S corporations and partnerships comprising part of the Company had been taxed as a C corporation. There were no supplemental pro forma adjustments for any subsequent periods.

     Supplemental pro forma earnings per share are based on the weighted average number of shares of common stock outstanding, plus the number of shares the Company would have needed to sell to fund the retirement of debt and the number of shares the Company would have needed to sell to fund $1,190,000 of distributions of undistributed S corporation earnings.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

     Cash paid during the year for interest was $905,000, $535,000 and $71,000 in 1993, 1994 and 1995, respectively. Cash paid during the nine month periods ended September 30, 1995 and 1996 for interest was $55,000 and $44,000, respectively.

     Cash paid during the year for income taxes was $920,000, $250,000 and $2,839,000 in 1993, 1994 and 1995, respectively. Cash paid during the nine month periods ended September 30, 1995 and 1996 for income taxes was $2,475,000 and $3,196,000, respectively.

     Non-cash investing and financing activities were as follows:

          During 1993 and 1994, capital lease obligations of $53,000 and $199,000, respectively, were incurred to lease new equipment.

9. SHAREHOLDERS' EQUITY:

COMMON STOCK

     On June 3, 1994, the Company completed its initial public offering. The proceeds, net of expenses, amounted to $12,957,000 for 4,500,000 shares of common stock issued. The initial public offering price per share was $3.33.

STOCK OPTIONS AND WARRANTS

     In April 1994, the Company's Board of Directors and shareholders adopted and approved the Stock Option Plan ("Plan"). The Plan permits the grant of options to purchase up to 1,290,000 shares of Common Stock, subject to antidilution adjustments, at a price per share no less than 100% of the fair market value of the Common Stock on the date the option is granted with respect to incentive stock options only. The price would be no less than 110% of fair market value in the case of an incentive stock option granted to any individual who owns more than 10% of the total combined voting power of all classes of outstanding stock. The Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, and non-qualified stock options which do not so qualify. Unless the Plan is terminated earlier by the Board of Directors, the Plan will terminate in April 2004. As of December 31, 1995 and September 30, 1996, the Company had 480,000 and 466,250 options, respectively, still permitted to be granted under the Plan.

     Stock options that expire between May 26, 2000 and 2003 have been granted to officers and directors to purchase Common Stock at prices ranging from $3.33 to $5.58 per share.

     All options were granted at market prices. A summary of the stock option transactions follows:

                                                                                     OPTION PRICE
                                                                        SHARES         PER SHARE       AGGREGATE
                                                                       --------     ---------------   -----------
Outstanding at January 1, 1994.....................................      --         $     --          $        --
Granted............................................................     765,000           3.33          2,550,000
Cancelled..........................................................    (300,000)          3.33         (1,000,000)
                                                                       --------                        ----------
Outstanding at December 31, 1994...................................     465,000           3.33          1,550,000
Granted............................................................     345,000       3.33 to 5.58      1,548,750
                                                                       --------                        ----------
Outstanding at December 31, 1995...................................     810,000       3.33 to 5.58      3,098,750
Granted............................................................      99,000           5.58            552,915
Exercised..........................................................     (85,250)          3.33           (284,309)
                                                                       --------                        ----------
Outstanding at September 30, 1996..................................     823,750       3.33 to 5.58     $3,367,356
                                                                       ========                        ==========

     Options to purchase 270,000 shares at $3.33 per share were exercisable at December 31, 1995.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

9. SHAREHOLDERS' EQUITY: -- (CONTINUED)

     On May 25, 1994, the Compensation Committee granted options to purchase 765,000 shares of Common Stock to officers and directors of the Company at an exercise price of $3.33, the fair market value on the day of the grant. On December 20, 1994, the Company cancelled options to purchase 300,000 shares of Common Stock granted to a former officer of the Company.

     Warrants outstanding have been granted to the underwriters of the Company's initial public offering and certain officers and directors to purchase Common Stock at prices ranging from $3.33 to $4.00 per share which expire on June 2, 1999 and May 31, 2000. During 1995, the Company cancelled warrants to purchase 150,000 shares which were granted to a former officer of the Company at a price of $3.33 per share and were to expire on May 31, 2000. The cancelled warrants were replaced with options to purchase 150,000 shares of common stock at an exercise price of $3.33 per share. A summary of the warrant transactions follows:


                                                                                  WARRANT PRICE
                                                                         SHARES      PER SHARE       AGGREGATE
                                                                        --------  --------------    -----------
Warrants outstanding at January 1, 1994.............................      --      $      --        $        --
Warrants granted....................................................     690,000    3.33 to 4.00      2,660,000
                                                                        --------                    -----------
Warrants outstanding at December 31, 1994...........................     690,000    3.33 to 4.00      2,660,000
Warrants cancelled..................................................    (150,000)      3.33            (500,000)
Warrants exercised..................................................     (45,000)      4.00            (180,000)
                                                                        --------                    -----------
Warrants outstanding at December 31, 1995...........................     495,000       4.00           1,980,000
Warrants exercised..................................................    (300,000)      4.00          (1,200,000)
                                                                        --------                    -----------
Warrants outstanding at September 30, 1996..........................     195,000       4.00         $   780,000
                                                                        ========                    ===========


     During 1995, the FASB adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which has recognition provisions that establish a fair value based method of accounting for stock-based employee compensation plans and established fair value as the measurement basis for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. SFAS 123 also has certain disclosure provisions. Adoption of the recognition provisions of SFAS 123 with regard to these transactions with nonemployees was required for all such transactions entered into after December 15, 1995, and the Company adopted these provisions as required. The recognition provision with regard to the fair value based method of accounting for stock-based employee compensation plans is optional. The Company has decided to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," for its stock-based employee compensation arrangements. APB 25 uses what is referred to as an intrinsic value based method of accounting. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995. The Company will provide the disclosures when required.

STOCK SPLITS

     The Board of Directors authorized a three-for-two stock split on April 18, 1996 on its Common Stock to shareholders of record on May 3, 1996, which was paid on May 23, 1996. On November 13, 1996, the Board of Directors authorized a two-for-one stock split on its Common Stock to shareholders of record on November 22, 1996, which was paid on December 20, 1996. In addition, authorized shares of Common Stock were increased from 10,000,000 to 20,000,000. All references in the financial statements to number of shares, per share amounts and market prices of the Company's Common Stock have been retroactively restated to reflect the stock splits and the increased number of shares of Common Stock outstanding.

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

10. LOSS FROM RETIREMENT OF DEBT:

     In 1994, the Company recorded an extraordinary loss of $115,000 after taxes for the early retirement of debt. The extraordinary loss consists primarily of the write-off of deferred finance costs associated with the retired notes, and legal and bank fees relating to the early extinguishment of the debt.

11. ACQUISITIONS:

     On November 27, 1996, the Company purchased all of the capital stock of The Plains Company and the limited partnership interests in The Plains Company's affiliated entities (together, "Pocono Downs") for an aggregate purchase price of $47 million plus acquisition-related fees and expenses (the "Pocono Downs Acquisition"). Pocono Downs conducts live harness racing at the harness racetrack located outside Wilkes-Barre, Pennsylvania (the "Harness Track"), export simulcasting of Harness Track races to locations throughout the United States, pari-mutuel wagering at the Harness Track and at OTWs in Allentown and Erie, Pennsylvania on Pocono Downs races and on import simulcast races from other racetracks, and telephone account wagering on live and import simulcast races. In addition, pursuant to the terms of the purchase agreement, the Company will be required to pay the sellers of Pocono Downs an additional $10 million if, within five years after the consummation of the Pocono Downs Acquisition, Pennsylvania authorizes any additional form of gaming in which the Company may participate. The $10 million payment is payable in annual installments of $2 million a year for five years, beginning on the date that the Company first offers such additional form of gaming.

     On February 26, 1996, the Company entered into a joint venture agreement (the "Charles Town Joint Venture") with Bryant Development Company, the holder of an option to purchase substantially all of the assets of Charles Town Racing Limited Partnership and Charles Town Races, Inc. (together, "Charles Town") relating to the Charles Town Race Track and Shenandoah Downs (together, the "Charles Town Facility") in Jefferson County, West Virginia. In connection with the Charles Town Joint Venture agreement, Bryant Development Company assigned the option to the Charles Town Joint Venture. In November 1996, the Charles Town Joint Venture and Charles Town entered into an amended and restated option agreement. On November 5, 1996, Jefferson County, West Virginia approved a referendum permitting installation of gaming machines at the Charles Town Facility. On January 15, 1997 the Charles Town Joint Venture acquired substantially all of the assets of Charles Town (the "Charles Town Acquisition") for approximately $16.5 million plus acquisition-related fees and expenses. Pursuant to the original operating agreement governing the Charles Town Joint Venture, the Company held an 80% ownership interest in the Charles Town Joint Venture and was obligated to contribute 80% of the purchase price of the Charles Town Acquisition and 80% of the cost of refurbishing the Charles Town Facility. In fact, the Company contributed 100% of the purchase price of the Charles Town Acquisition and expects to contribute 100% of the cost of refurbishing the Charles Town Facility. The Company has reached an agreement with its joint venture partner, Bryant Development Company ("Bryant"), pursuant to which the parties have agreed to amend the operating agreement to increase the Company's ownership interest to 89% and decrease Bryant's ownership interest to 11%. In addition, the amendment will provide that the entire amount the Company has contributed, and will contribute, to the Charles Town Joint Venture for the acquisition and refurbishment of the Charles Town Facility would be treated, as between the parties, as a loan to the Charles Town Joint Venture from the Company. The proposed changes in the ownership of the Charles Town Joint Venture are subject to the review of applicable West Virginia racing and regulatory authorities.

     The Charles Town Joint Venture has developed plans for the refurbishment of the Charles Town Facility as an entertainment complex that will feature live racing, dining, simulcast wagering and the

                  PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

11. ACQUISITIONS: -- (CONTINUED)

installation of gaming machines; the estimated cost of the refurbishment is approximately $16 million exclusive of the costs of gaming machines.

     Effective June 4, 1996, the Charles Town Joint Venture entered into a Loan and Security Agreement with Charles Town. The Loan and Security Agreement provided for a working capital line of credit in the amount of $1,250,000 and a requisite reduction of the purchase price under the option, by $1.60 for each dollar borrowed under that line. Upon consummation of the Charles Town Acquisition, Charles Town Races, Inc. repaid the loan. The parties agreed that $936,000 of the amount borrowed was eligible for the $1.60 purchase price reduction and are negotiating the applicability of the purchase price reduction to the remaining $219,000 that was borrowed.

     On December 11, 1996, GTECH Corporation ("GTECH") commenced an action in the United States District Court for the Northern District of West Virginia against Charles Town, the Company, Penn National Gaming of West Virginia, Inc., a wholly owned subsidiary of the Company, and Bryant. The complaint filed by GTECH alleges that Charles Town and AmTote International, Inc. ("AmTote") were parties to an October 20, 1994 agreement (the "AmTote Agreement"), pursuant to which AmTote was allegedly granted an exclusive right to install and operate a "video lottery system" at the Charles Town Facility. When the AmTote Agreement was entered into, AmTote was a subsidiary of GTECH; GTECH has since divested itself of AmTote, but is purportedly the assignee of certain of AmTote's rights under the AmTote Agreement pursuant to an assignment and assumption agreement dated February 22, 1996. The complaint seeks (i) preliminary and permanent injunctive relief enjoining Charles Town, Bryant, the Company and its subsidiary from consummating the Charles Town Acquisition or any similar transaction unless the purchasing party explicitly accepts and assumes the AmTote Agreement, (ii) a declaratory judgment that the AmTote Agreement is valid and binding, that GTECH has the right to be the exclusive installer, operator, provider and servicer of a video lottery system at the Charles Town Facility and that any party buying the stock or assets of Charles Town must accept and assume the AmTote Agreement and recognize such rights of GTECH thereunder, (iii) compensatory damages, (iv) legal fees and costs and (v) such other further legal and equitable relief as the court deems just and appropriate. On December 23, 1996, the court denied GTECH's motion to preliminarily enjoin the Company from consummating the Charles Town Acquisition unless it accepts and assumes the AmTote Agreement. The court noted that GTECH may pursue its claim for damages and, if warranted, pursue other injunctive relief in the future. The Company consummated the Charles Town Acquisition on January 15, 1997. On January 13, 1997, Charles Town filed a motion to dismiss GTECH's complaint; the court has not yet ruled on this motion. The Company believes the allegations of the complaint to be without merit and intends to contest the action vigorously.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of The Plains Company

     We have audited the accompanying consolidated balance sheets of The Plains Company and its subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Plains Company and its subsidiaries at December 31, 1994 and 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                              Robert Rossi & Co.
Olyphant, Pennsylvania
December 6, 1996

                      THE PLAINS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                               DECEMBER 31,
                                                                           ------------------     SEPTEMBER 30,
                                                                             1994      1995          1996
                                                                           -------    -------       -------
                                                                                                  (UNAUDITED)
ASSETS
Current Assets
  Cash and Cash Equivalents............................................    $ 6,116    $ 5,490       $ 4,521
  Marketable Securities................................................      2,142      4,701         6,001
  Accounts Receivable..................................................        258        499           981
  Inventories..........................................................         65         65            69
  Due from Related Parties.............................................         41         41            41
  Prepaid Insurance & Other Current Assets.............................        283        256           466
                                                                           -------    -------       -------

    Total Current Assets...............................................      8,905     11,052        12,079
                                                                           -------    -------       -------

Property and Equipment
  Land.................................................................      4,131      4,146         4,146
  Land Improvements....................................................      1,612      1,612         1,612
  Buildings & Improvements.............................................      6,004      6,362         6,362
  Equipment............................................................      3,348      3,698         3,749
  Race Track...........................................................         22         22            22
  Property Held Under Capital Lease....................................      1,172      1,326         1,326
  Construction in Progress.............................................         64         --            --
                                                                           -------    -------       -------
    Total..............................................................     16,353     17,166        17,217
  Less: Accumulated Depreciation.......................................      3,046      3,852         4,505
                                                                           -------    -------       -------

    Net Property and Equipment.........................................     13,307     13,314        12,712
                                                                           -------    -------       -------

Other Assets
  Marketable Securities................................................        102         --            --
  Deferred Expenses....................................................        443        324           235
  Other Assets.........................................................         27         27            --
                                                                           -------    -------       -------

    Total Other Assets.................................................        572        351           235
                                                                           -------    -------       -------

      Total Assets.....................................................    $22,784    $24,717       $25,026
                                                                           =======    =======       =======


        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      THE PLAINS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS EXCEPT PER SHARE AND SHARE DATA)

                                                                               DECEMBER 31,
                                                                           ------------------    SEPTEMBER 30,
                                                                             1994      1995          1996
                                                                           -------    -------     -----------
                                                                                                  (UNAUDITED)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts Payable.....................................................    $ 1,828    $ 1,693       $ 2,215
  Underpaid Purses.....................................................        501        936           530
  Payroll & Sales Taxes Payable........................................         57         50           105
  Accrued Expenses.....................................................        292        332           154
  Deferred Income......................................................         57         19             5
  Income Taxes Payable.................................................      1,308         19            86
  Deferred Income Taxes................................................        543        364           331
  Current Portion of Long-Term Liabilities.............................        602        656         1,020
                                                                           -------    -------       -------

    Total Current Liabilities..........................................      5,188      4,069         4,446
                                                                           -------    -------       -------

Long-Term Liabilities, Net of Current Portion..........................      8,863      8,345         7,159
                                                                           -------    -------       -------

Limited Partner Interest in Controlled Limited Partnership
  Investments..........................................................      2,078      2,689         1,880
                                                                           -------    -------       -------

Commitments and Contingencies

Shareholders' Equity
  Common Stock, $50 Par Value, 1,000 Shares Authorized, 100, 0 and 0
    Shares Issued and Outstanding, respectively........................          5         --            --
  Common Stock, Class A Voting, $1 Par Value, 100 Shares Authorized, 0,
    10 and 10 Shares Issued and Outstanding, respectively..............         --         --            --
  Common Stock, Class B Non-Voting, $1 Par Value, 300,000 Shares
    Authorized, 0, 30,000 and 30,000 Shares Issued and Outstanding,
    respectively.......................................................         --         30            30
  Additional Paid In Capital...........................................      1,009        984           984
  Retained Earnings....................................................      5,641      8,600        10,527
                                                                           -------    -------       -------

    Total Shareholders' Equity.........................................      6,655      9,614        11,541
                                                                           -------    -------       -------

      Total Liabilities and Shareholders' Equity.......................    $22,784    $24,717       $25,026
                                                                           =======    =======       =======


        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                       THE PLAINS COMPANY AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)


                                                                                           NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                          -----------------------------    ------------------
                                                            1993       1994       1995       1995       1996
                                                          -------    -------    -------    -------    -------
                                                                                               (UNAUDITED)
Operating Income
  Pari-Mutuel Commissions and Breakage, Net...........    $18,159    $26,244    $28,444    $22,348    $22,187
  Purse Income........................................        234        199        155        133        103
  Operating Income from Programs, Admissions,
    Concessions, Parking, and Other Sources...........      1,983      2,531      2,586      2,016      1,861
  Rental Income.......................................      1,226      2,431      2,669      1,653      1,595
                                                          -------    -------    -------    -------    -------
      Total Operating Income..........................     21,602     31,405     33,854     26,150     25,746
                                                          -------    -------    -------    -------    -------

Operating Expenses
  Purses..............................................      4,721      6,038      6,500      5,225      5,003
  Rent................................................      1,226      2,431      2,669      1,653      1,595
  Operating Fees & Expenses...........................      4,118      5,667      6,235      4,755      4,997
  Salaries............................................      4,377      5,321      5,779      3,810      4,476
  Payroll Taxes, Benefits, and
    Union Dues........................................        553        756        671        575        612
  Advertising & Promotions............................        700        684        937        746        867
  Utilities...........................................        517        600        593        456        451
  Repairs & Maintenance...............................        800      1,032      1,136        970        964
  Real Estate Taxes...................................        268        251        247        188        185
  Insurance...........................................        341        364        403        268        336
  General & Administrative............................        903      1,023      1,150        828      1,079
  Depreciation and Amortization.......................        732        927        941        628        741
                                                          -------    -------    -------    -------    -------

      Total Operating Expenses........................     19,256     25,094     27,261     20,102     21,306
                                                          -------    -------    -------    -------    -------

Income Before Other Income & (Expenses)...............      2,346      6,311      6,593      6,048      4,440
                                                          -------    -------    -------    -------    -------

Other Income & (Expenses)
  Interest & Dividend Income..........................        158        208        396        287        334
  Interest Expense....................................       (695)      (934)      (957)      (723)      (640)
  Miscellaneous Income................................         --         58        100         --         --
  Bad Debt Expense....................................         --         --         --         --        (10)
                                                          -------    -------    -------    -------    -------

      Total Other Income & (Expenses).................       (537)      (668)      (461)      (436)      (316)
                                                          -------    -------    -------    -------    -------

Income Before Limited Partner Share of Income from
  Controlled Limited Partnership Investment...........      1,809      5,643      6,132      5,612      4,124

Limited Partner Pro-Rata Share of Income
  from Controlled Limited Partnership
  Investment..........................................       (571)    (1,361)    (1,571)      (831)      (874)
                                                          -------    -------    -------    -------    -------

Income Before Provision for Income Taxes..............      1,238      4,282      4,561      4,781      3,250

Provision for Income Taxes............................        477      1,708      1,602      1,937      1,323
                                                          -------    -------    -------    -------    -------

Income before Extraordinary Item......................        761      2,574      2,959      2,844      1,927

Extraordinary Item (Net of Income Taxes)..............       (175)        --         --         --         --
                                                          -------    -------    -------    -------    -------

Net Income............................................        586      2,574      2,959      2,844      1,927
Retained Earnings, Beginning of Period................      2,481      3,067      5,641      5,641      8,600
                                                          -------    -------    -------    -------    -------
Retained Earnings, End of Period......................    $ 3,067    $ 5,641    $ 8,600    $ 8,485    $10,527
                                                          =======    =======    =======    =======    =======


         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                       THE PLAINS COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                            ---------------------------------------------------
                                                              1993       1994       1995       1995       1996
                                                            -------    -------    -------    -------    -------
                                                                                                (UNAUDITED)
Cash Flows from Operating Activities
  Net Income............................................     $  586    $ 2,574    $ 2,959    $ 2,844    $ 1,927
  Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities
    Depreciation and Amortization.......................        732        927        941        628        741
    Extraordinary Item..................................        300         --         --         --         --
    Limited Partner Interest in Net Income of
      Consolidated Limited Partnerships.................        571      1,361      1,571        831        874
    (Increase) Decrease in Accounts Receivable..........         89       (115)      (241)      (533)      (482)
    (Increase) Decrease in Inventories..................        (30)        16         --         (4)        (4)
    (Increase) Decrease in Prepaid Insurance and Other
      Current Assets....................................         12       (111)        27         16       (210)
    (Increase) Decrease in Other Assets.................         --        (27)        --         27         27
    (Decrease) Increase in Accounts Payable.............        595        678       (135)       (30)       522
    (Decrease) Increase in Underpaid Purses.............        270        101        435        198       (406)
    (Decrease) Increase in Payroll and Sales
      Tax Payable.......................................         12        (19)        (7)        20         55
    (Decrease) Increase in Accrued Expenses.............         74        136         40       (138)      (178)
    (Decrease) Increase in Deferred Income..............        (78)       (53)       (38)       (29)       (14)
    (Decrease) Increase in Income Taxes Payable.........         31      1,277     (1,289)      (767)        67
    (Decrease) Increase in Deferred Income Taxes........         88        103       (179)       (33)       (33)
                                                            -------    -------    -------    -------    -------

Net Cash Provided by Operating Activities...............      3,252      6,848      4,084      3,030      2,886
                                                            -------    -------    -------    -------    -------

Cash Flows from Investing Activities
  Investment in Marketable Securities...................         --     (2,244)    (4,701)    (1,001)    (3,000)
  Proceeds from Sale of Marketable Securities...........      2,266         --      2,244      2,244      1,700
  Purchase of Property and Equipment....................     (3,476)      (818)      (829)      (691)       (51)
  Investment of Proceeds from Long-Term Borrowing.......       (289)        --         --         --         --
                                                            -------    -------    -------    -------    -------

Net Cash (Used in) Provided by Investing Activities.....     (1,499)    (3,062)    (3,286)       552     (1,351)
                                                            -------    -------    -------    -------    -------

Cash Flows from Financing Activities
  Proceeds Received on Long-Term Debt...................        815         --        154        154         --
  Payments Made on Short-Term Borrowings................        (50)        --         --         --         --
  Payments Made on Long-Term Debt.......................       (712)      (873)      (618)      (465)      (821)
  Loan Acquisition Costs................................        (19)        --         --         --         --
  Distribution to Limited Partners......................         --        (80)      (960)      (960)    (1,683)
                                                            -------    -------    -------    -------    -------

Net Cash (Used in) Provided by Financing Activities.....         34       (953)    (1,424)    (1,271)    (2,504)
                                                            -------    -------    -------    -------    -------

Net Increase (Decrease) in Cash & Cash Equivalents......      1,787      2,833       (626)     2,311       (969)

Cash and Cash Equivalents at Beginning of Period........      1,496      3,283      6,116      6,116      5,490
                                                            -------    -------    -------    -------    -------

Cash and Cash Equivalents at End of Period..............    $ 3,283    $ 6,116    $ 5,490    $ 8,427    $ 4,521
                                                            =======    =======    =======    =======    =======


Supplemental Cash Flow Disclosures:
  Cash Paid During the Period for:
    Interest............................................    $   695    $   934    $   957    $   723    $   640
    Income Taxes........................................        247        323      3,049      2,757      1,428

Schedule of Non-Cash Investing & Financing Activities:
    Financing Property and Equipment....................         13         --         --         --         --
    Investment in Property and Equipment................        (13)        --         --         --         --
    Release of Restricted Cash Applied Against Related
      Mortgage Note Payable.............................         --        200         --         --         --
    Reduction in Mortgage Note Payable..................         --       (200)        --         --         --

         See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                       THE PLAINS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation: The consolidated financial statements include the following subsidiaries and controlled enterprises of The Plains Company (collectively, "The Plains Company").

          Pocono Downs, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of The Plains Company, holds the Pennsylvania racing license and conducts harness race meets with pari-mutuel wagering.

          The Downs Off-Track Wagering, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of Pocono Downs, Inc. and sole general partner of Lehigh Off-Track Wagering, L.P., operates both the Erie and Lehigh off-track wagering facilities.

          Northeast Concessions, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of Pocono Downs, Inc., operates the concessions at the Company's racetrack and off-track wagering facilities.

          Audio Video Concepts, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of Pocono Downs, Inc., supplies audio-video services to the Company's racetrack and off-track wagering facilities.

          Mill Creek Land, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of Pocono Downs, Inc., holds title to a certain parcel of land adjoining the racetrack, which land was previously operated as a landfill.

          Backside, Inc. (a Pennsylvania corporation), a wholly-owned subsidiary of Pocono Downs, Inc., operates the horsemen's cafeteria located at the Plains Township racetrack facility.

          Peach Street Ltd. Partnership (a Pennsylvania limited partnership), which is controlled by Pocono Downs, Inc., its sole general partner, holds title to the off-track wagering facility located in Erie, Pennsylvania.

          Lehigh Off-Track Wagering, L.P. (a Pennsylvania limited partnership), which is controlled by the Downs Off-Track Wagering, Inc., its sole general partner, held title to the off-track wagering facility located in Lehigh County, Pennsylvania. In the acquisition of The Plains Company and its affiliated entities on November 27, 1996, Lehigh Off-Track Wagering, L.P. was dissolved into The Downs Off-Track Wagering, Inc., which now holds title to the Lehigh County facility.

     All intercompany accounts and transactions have been eliminated in consolidation. The limited partnership interests in Peach Street Limited Partnership and Lehigh Off-Track Wagering, L.P. have been recorded in the accompanying financial statements as consolidated subsidiaries as described in
Note 10.

     Nature of Operations: The Plains Company conducts harness race meets with pari-mutuel wagering at its race track in Plains Township, Luzerne County, Pennsylvania. The racing license must be obtained annually from the Pennsylvania Harness Racing Commission. In addition to pari-mutuel wagering on the The Plains Company's live harness race meet, The Plains Company also conducts simulcasted racing programs from other Pennsylvania licensed racetracks and interstate simulcasted racing programs from racetracks located outside Pennsylvania. The Plains Company also simulcasts racing programs from its two off-track wagering facilities (non-primary locations) located in Erie and Lehigh County, Pennsylvania. The Erie off-track wagering facility was opened on May 1, 1991, and the Lehigh off-track wagering facility began operating on July 28, 1993. During December 1995, The Plains Company commenced acceptance of pari-mutuel wagering through telephone account wagering.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Marketable Securities: Marketable securities are accounted for using the accounting provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS 115"), whereby debt securities which The Plains Company has the ability and intent to hold to maturity are classified as held to maturity and are carried at cost. All other marketable securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Cost of securities sold is recognized using the specific identification method.

     Accounts Receivable: Accounts receivable are written off to an expense account in the year determined by management to be uncollectible. It is management's position that the reserve method is not necessary because of the current status and nature of the accounts.

     Inventories: Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

     Property & Equipment: Property and equipment are carried at cost. Depreciation is provided for over the estimated useful life of the assets principally using the straight line and declining balance method for financial purposes and the straight line method and accelerated cost recovery system for income tax purposes.

     Deferred Expenses: Costs associated with debt financing are amortized over the term of the related obligation; and costs associated with the activities of organizing newly created entities are amortized over a five year period.

     Deferred Income: Deferred mortgage discount is recognized as interest income using the interest method.

     Income Taxes: The Plains Company files a consolidated federal income tax return, and each entity files a separate state income tax return. The provision for federal and state income taxes has been computed on such basis.

     The income and deductions of The Plains Company's affiliated limited partnerships are passed through and reported on the tax returns of the limited partnerships' partners in accordance with their respective percentage shares of ownership. Accordingly, federal and state income taxes have been provided on The Plains Company's pro-rata share of partnership income incurred during the years ended December 31, 1993, 1994 and 1995.

     In January 1993, The Plains Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in The Plains Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than the enactment of changes in tax laws or rates.

     Deferred income taxes are provided for in the accompanying consolidated financial statements based on differences in the financial accounting basis of property and equipment over their tax basis;

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

depreciation is computed under the straight line and declining balance method for financial purposes and under the straight line and accelerated cost recovery system for income tax purposes; and based upon the timing differences relative to recognition of deferred mortgage discount.

     Cash Equivalents: For purposes of reporting cash flows, cash equivalents include cash on hand, certificates of deposit and all highly liquid investments with original maturities of three months or less.

2. COMMITMENTS AND CONTINGENCIES:

     Concentration of Credit Risk: Financial instruments that potentially subject The Plains Company to significant concentrations of credit risk consist principally of cash investments, marketable securities and trade accounts receivable.

     The Plains Company maintains its cash investments and certain other financial instruments with various financial institutions located throughout Pennsylvania. At December 31, 1994 and 1995, these investments included $2,000,000 and $4,700,000 of municipal debt securities and cash balances in excess of the $100,000 federal deposit insurance limits amounting to $5,158,741 and $4,563,261, respectively. Concentration of credit risk, with respect to accounts receivable, is limited due to The Plains Company's credit evaluation and collection process. The Plains Company does not require collateral from it's customers. The Plains Company's accounts receivable are mainly concentrated in the horse racing industry and consist principally of amounts due from other racetracks and off-track wagering facilities located in various parts of the country. Historically, The Plains Company has not incurred any significant credit related losses in regard to its trade accounts receivable.

     Harness Horsemen's Agreement: In January 1995, The Plains Company entered into an agreement with the Pennsylvania Harness Horsemen's Association (PHHA) which expires January 15, 2000. The agreement requires that The Plains Company distribute to its horsemen a racing purse determined on varying percentages of handle or commission and breakage as stipulated in the agreement. For the years ended December 31, 1993 and 1994, a similar agreement with the Pennsylvania Harness Horsemen's Association was also in force which expired in January 1995.

     Purse expense as determined in accordance with The Plains Company's agreement with the PHHA and with the Pennsylvania statute for off-track wagering locations usually do not equal the actual purses paid. Any resulting overpayment or underpayment of purses is applied to future race meets. The amount of purses underpaid at December 31, 1994 and 1995 was $500,528 and $936,314, respectively.

     The total purse expense under the aforementioned agreements was $4,721,366, $6,038,421 and $6,499,979 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Leases: In December 1993, The Plains Company entered into a lease agreement for certain totalisator equipment. The agreement provides for a five-year term expiring on December 31, 1998 and requires an annual fee determined by the greater of a specified percentage of gross handle wagered plus a flat per item rental charge computed on a daily basis for equipment used at The Plains Company's two off-track wagering locations, or a minimum annual payment of $200,000. For the year ended December 31, 1993, a similar agreement was also in force which expired in December 1993.

     Totalisator equipment rentals charged to The Plains Company under the aforementioned lease agreements were $564,676, $636,890 and $735,844 for the years ended December 31, 1993, 1994 and 1995, respectively. Minimum future rental payments under this agreement are $200,000 for each of the years ending December 31, 1996, 1997 and 1998.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. COMMITMENTS AND CONTINGENCIES: -- (CONTINUED)

     The Plains Company entered into a transponder service agreement during 1993, 1994 and 1995 with an unrelated service provider to utilize a satellite system for distribution of a horse racing television service. The agreements are negotiated on an annual basis and expire at the end of each harness racing year. Such agreements require monthly payments based on the hours the transponder is accessed at a rate specified in the agreement. The total fees charged to expense for the years ended December 31, 1993, 1994 and 1995 were $136,246, $244,184 and $128,369, respectively.

     Pocono Downs, Inc. leases its Erie off-track wagering facility from Peach Street Ltd. Partnership, an affiliate as described in Note 1, under a long-term operating lease agreement through April 27, 2005. Such lease requires Pocono Downs, Inc. to pay an annual rent equal to the debt service required to finance the construction of the premises, plus the payment of all taxes, utilities and expenses associated with the premises, and a contingent rental based on a percentage of gross handle in excess of a minimum handle as defined within the lease. Rent charged to expense for the years ended December 31, 1993, 1994 and 1995 was $552,568, $672,770 and $730,350, which included contingent rents of $88,168, $208,370 and $265,950, for each respective year.

     Pocono Downs, Inc. leases its Lehigh off-track wagering facility from Lehigh Off-Track Wagering, L.P., an affiliate as described in Note 1, under a long-term operating lease agreement through July 27, 2008. The lease requires Pocono Downs, Inc. to pay an annual rent equal to the debt service required to finance the construction of the premises, plus the payment of all taxes, utilities and expenses associated with the premises, and a contingent rental based on a percentage of gross handle in excess of a minimum handle as defined within the lease. Pursuant to the lease agreement, Pocono Downs, Inc. has guaranteed the repayment of the mortgage notes issued by Lehigh Off-Track Wagering, L.P. as described in Note 6. Rent charged to expense for the years ended December 31, 1993, 1994 and 1995 was $673,928, $1,758,568 and $1,938,362,
which included contingent rents of $405,277, $1,113,805 and $1,293,599, for each respective year.

     Minimum future rental payments under the aforementioned non-cancelable operating leases which have a remaining term in excess of one year as of December 31, 1995 and for each of the next five periods are as follows:


DECEMBER 31,                                                         AMOUNT
------------                                                       ----------
1996...........................................................    $1,109,400
1997...........................................................     1,109,400
1998...........................................................     1,109,400
1999...........................................................     1,109,400
2000...........................................................     1,109,400
Subsequent to 2000.............................................     6,010,332

     Restricted Cash: The Plains Company was required to maintain a $200,000 cash balance as additional collateral for the term loan at the local bank which provided the financing to purchase the original mortgage held on Pocono Downs, Inc. as described in Notes 6 and 8. During the year ended December 31, 1994, the bank released the $200,000 cash balance and The Plains Company applied the proceeds to reduce the outstanding balance of the related debt.

     Guarantee of Debt Obligation: The Plains Company's racetrack facilities in Plains Township were pledged on a secondary lien mortgage to provide additional collateral on a $3.4 million mortgage note payable by Peach Street Limited Partnership.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. COMMITMENTS AND CONTINGENCIES: -- (CONTINUED)

     Consulting Agreement: In March 1989, The Plains Company entered into a consulting agreement with a former officer and director of The Plains Company. The agreement, which would have expired in December 2003, included an agreement not to compete in any business similar to The Plains Company's operations and required monthly payments of $12,500. On November 27, 1996, The Plains Company's obligations under this consulting agreement were terminated by The Plains Company pursuant to the terms of the sale agreement described in Note 14. The termination of The Plains Company's obligations required a payment of $1.8 million as stipulated by the terms of the consulting and non-compete agreement.

     401(k) Plan: The Plains Company has an employee retirement plan under
Section 401(k) of the Internal Revenue Code, which covers all eligible employees who are not members of a bargaining unit. The retirement plan enables employees choosing to participate to defer a portion of their salary in a retirement fund to be administered by The Plains Company. The Plains Company has no obligation to contribute to such plan. However, for the year ended December 31, 1995, The Plains Company made a discretionary contribution based upon a percentage of the employee elective deferrals. The Plains Company's contributions to the plan amounted to $0, $0 and $40,334, for the year ended December 31, 1993, 1994 and 1995, respectively.

     Employment Agreements: During February 1996 and March 1996, The Plains Company entered into employment agreements with two of its corporate officers. Both agreements provided for minimum salary and benefits subject to scheduled annual increases through March 1999 and March 2006. These agreements were terminated on November 27, 1996 by The Plains Company at a cost of approximately $1,083,000 as stipulated in the agreement of sale described in Note 14.

3. MARKETABLE SECURITIES:

     At December 31, 1994 and 1995, marketable securities consist of The Plains Company's investment in debt and equity securities which management has classified in accordance with SFAS 115. The carrying amount and approximate fair value of theses securities included in the accompanying classified balance sheet are as follows:


                                                                       DECEMBER 31, 1994       DECEMBER 31, 1995
                                                                      -------------------      ------------------
                                                                      CARRYING      FAIR       CARRYING     FAIR
                                                                       AMOUNT       VALUE       AMOUNT      VALUE
                                                                      --------      -----      --------     -----
                                                                                      (IN THOUSANDS)
Current:
     Equity Securities --
       Available for Sale.........................................      $  142      $  142      $    1      $    1
     Obligation of State and Political Subdivisions --
       Available for Sale.........................................       2,000       2,000       4,700       4,700
                                                                        ------      ------      ------      ------
                                                                        $2,142      $2,142      $4,701      $4,701
                                                                        ======      ======      ======      ======

Non-Current:
     U.S. Government Securities Held to Maturity..................      $  102      $  102      $   --      $   --
                                                                        ======      ======      ======      ======

     At December 31, 1994 and 1995, the fair value of The Plains Company's investment in marketable securities equaled their cost basis; accordingly, there is no unrealized holding gains or losses associated with such investments.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3. MARKETABLE SECURITIES: -- (Continued)

     Gross proceeds from the sale or maturity of marketable securities for the years ended December 31, 1994 and 1995 were $0 and $2,244,009, respectively. There were no realized gain or losses on the sale or maturity of The Plains Company's investment in marketable securities for the years ended December 31, 1994 and 1995.

4. INVENTORIES:

     Inventories valued at the lower of cost or market are summarized as follows:

                                                           DECEMBER 31,
                                                        -----------------
                                                        1994         1995
                                                        ----         ----
                                                          (IN THOUSANDS)
Food and Beverage Products..........................     $63          $63
Audio-Video Equipment & Parts.......................       2            2
                                                         ---          ---
                                                         $65          $65
                                                         ===          ===

5. DUE FROM RELATED PARTIES:

     At December 31, 1994 and 1995, The Plains Company's sole shareholder was indebted to The Plains Company on a non-interest bearing unsecured advance with no stated maturity date in the amount of $41,000. Such indebtedness was subsequently repaid during November 1996.

6. LONG-TERM LIABILITIES:

     Long-term liabilities consist of the following:

                                                              DECEMBER 31,
                                                           -----------------
                                                            1994       1995
                                                           ------     ------
                                                             (IN THOUSANDS)
     Promissory Note Payable..........................     $1,077     $  958
     Mortgage Payable.................................      2,670      2,460
     Mortgage Notes Payable...........................      5,000      4,995
     Capitalized Lease Obligations....................        718        588
                                                           ------     ------
                                                            9,465      9,001
     Less: Current Portion............................        602        656
                                                           ------     ------
                                                           $8,863     $8,345
                                                           ======     ======


     Promissory Note Payable: The Plains Company was indebted to a local area bank on a term loan which was secured by the assignment of a related party mortgage on the Plains Township racetrack facilities between Pocono Downs, Inc. and The Plains Company as described in Note 8 and by land with a carrying value of $750,000 as of December 31, 1994 and 1995.

     The promissory note payable bore interest at a rate of 1% above the national prime lending rate and required monthly payments of principal and interest in the amount of $18,085. Such amount was fixed for the succeeding twelve month period at which time the monthly payment would have been recalculated to an amount necessary to amortize the then outstanding principal amount over the remaining amortization term. The promissory note was being amortized over a 15-year period and had a due date of January 1997. The note was paid in November 1996 in conjunction with the sale of The Plains Company to Penn National Gaming, Inc. as described in Note 14.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. LONG-TERM LIABILITIES: -- (CONTINUED)

     Mortgage Payable: Peach Street Ltd. Partnership was indebted to a local bank on a mortgage obligation which financed the acquisition and construction of an off-track wagering facility located in Erie, Pennsylvania. The debt was secured by the off-track wagering facility, a first lien on all machinery, equipment and fixtures located at the facility, a secondary mortgage on The Plains Company's racetrack facility located in Plains Township and the personal guarantee of an officer of The Plains Company. The loan agreement required monthly payments of $38,700, which included principal and interest computed at 1% over the prime rate, for a 10-year term through December 2001. The note was paid in November 1996 in conjunction with the sale of The Plains Company to Penn National Gaming, Inc., as described in Note 14.

     Mortgages Notes Payable: During 1992, Lehigh Off-Track Wagering, L.P. filed a registration statement with the Pennsylvania Securities Commission under which the partnership would offer for sale from time to time up to $5,000,000 of secured mortgage notes pursuant to the Pennsylvania Securities Act of 1972, as amended. Proceeds from the sale of such mortgage notes were used to acquire property located in Lehigh County, Pennsylvania and to finance the construction of an off-track wagering facility at this location. The mortgage notes would have matured five years from the date of issuance and required quarterly interest payments computed at a rate of 2% above the national prime rate of a local area bank. Additionally, the rate of interest paid on these notes was further restricted to a floor and ceiling of 10% and 15%, respectively. These mortgage obligations were secured by a first lien mortgage on the Lehigh County property, the off-track wagering facility and the corporate guarantee of Pocono Downs, Inc. through the terms of the lease agreement with Lehigh Off-Track Wagering, L.P. The note was paid in November 1996 in conjunction with the sale of The Plains Company to Penn National Gaming, Inc., as described in Note 14.

     Capitalized Lease Obligations: The Plains Company leased various audio-video, camera, telecommunication and computer equipment installed at the Plains Township racetrack facility, and the Erie and Lehigh off-track wagering facilities, under six capital leases which would have expired between November 1995 and January 2000. The assets and liabilities under capital leases were recorded at the present value of the minimum lease payments. The Plains Company was obligated to pay insurance, maintenance and expenses related to the leased property. The leases were paid in November 1996 in conjunction with the sale of The Plains Company to Penn National Gaming, Inc., as described in Note 14.

     Depreciation expense of $135,325, $176,681 and $186,714 has been recorded on these assets held under capital lease for the years ended December 31, 1993, 1994 and 1995, respectively. Such depreciation has been recorded based on the estimated useful life of the equipment.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. LONG-TERM LIABILITIES: -- (CONTINUED)

     Minimum future lease payments under these capital leases for each of the five years succeeding December 31, 1995 and in the aggregate were as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
1996......................................................           $ 329
1997......................................................             193
1998......................................................             127
1999......................................................              38
2000......................................................               3
                                                                     -----
Total Minimum Lease Payments..............................             690
Less: Amount Representing Interest........................             102
                                                                     -----
Present Value of Net Minimum Lease Payments...............           $ 588
                                                                     =====

     Maturities of long-term liabilities including minimum future lease payments under capital lease for each of the five years succeeding December 31, 1995 were as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
1996......................................................           $  656
1997......................................................            5,837
1998......................................................              807
1999......................................................              356
2000......................................................              355

7. DEFERRED EXPENSES:

     Deferred expenses net of accumulated amortization consists of the following:


                                                                         DECEMBER 31,
                                                                       ---------------
                                                                       1994       1995
                                                                       ----       ----
                                                                        (IN THOUSANDS)
     Loan Acquisition Costs, Net of Accumulated Amortization of
       $555,689 in 1994 and $672,798 in 1995........................   $438       $321
     Organization Costs, Net of Accumulated Amortization of
       $10,056 in 1994 and $11,912 in 1995..........................      5          3
                                                                       ----       ----
                                                                       $443       $324
                                                                       ====       ====

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8. DEFERRED INCOME:

     Discount on Mortgage: The Plains Company holds a mortgage note from its wholly-owned subsidiary Pocono Downs, Inc., which operates the Plains Township racetrack facility. Such mortgage note was originally issued by Pocono Downs, Inc. to the Teamsters Central States, Southeast and Southwest Areas Pension Fund (the "Pension Fund") in the amount of $4.5 million. On May 5, 1983, as part of a plan of reorganization of Pocono Downs, Inc., The Plains Company purchased such mortgage note from the Pension Fund at a cost of $2,450,000. At that time, the mortgage note had a balance of approximately $4.3 million including interest through October 30, 1974. The purchase price of the mortgage note was discounted from the outstanding balance by the cash received by the Pension Fund in the reorganization as a Class IV creditor to Pocono Downs, Inc. This discount is being amortized over the life of the mortgage using a constant rate on the outstanding balance under the interest method.

     The aforementioned mortgage note is secured by a mortgage on all of the real property of the mortgagor used in connection with the Plains Township racing establishment, restaurant and other related business. The mortgage also provides for the assignment of all leases and all rental and profits of the mortgaged premises as further security. The mortgage has been assigned by The Plains Company as collateral for the promissory note payable as described in
Note 6.

9. INCOME TAXES:

     The provision for income taxes included in the consolidated statements of income and retained earnings is comprised of the following components.

                                                          DECEMBER 31,
                                                   --------------------------
                                                   1993      1994       1995
                                                   ----     ------     ------
                                                         (IN THOUSANDS)
Current Tax Expense
  Federal.....................................     $276     $1,145     $1,350
  State.......................................      112        461        431
                                                   ----     ------     ------
     Total Current............................      388      1,606      1,781
                                                   ----     ------     ------
Deferred Tax (Benefits)/Expense
  Federal.....................................       63         75       (113)
  State.......................................       26         27        (66)
                                                   ----     ------     ------
     Total Deferred...........................       89        102       (179)
                                                   ----     ------     ------
     Total Provision for Income Taxes.........     $477     $1,708     $1,602
                                                   ====     ======     ======

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

9. INCOME TAXES: -- (CONTINUED)

     Deferred tax (assets)/liabilities are comprised of the following at December 31, 1994 and 1995.

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1994       1995
                                                               -----      -----
                                                                (IN THOUSANDS)
Deferred Tax Assets
  Property and Equipment --
     Depreciation and Basis Adjustments..................      $  --      $ (86)
                                                               -----      -----
Gross Deferred Tax Asset.................................         --        (86)
  Valuation Allowance....................................         --         86
                                                               -----      -----
Net Deferred Tax Asset...................................         --         --
                                                               -----      -----
Deferred Tax Liabilities
  Property and Equipment --
     Depreciation and Basis Adjustments..................        139         --
  Discount on Mortgage...................................        402        362
  Other..................................................          2          2
                                                               -----      -----
Gross Deferred Tax Liability.............................        543        364
                                                               -----      -----
Net Deferred Tax Liability...............................      $ 543      $ 364
                                                               =====      =====

     The provision for income taxes differs from the amount of income tax determined applying the applicable U.S. statutory federal income tax rate to pre-tax income from continuing operations as a result of the following differences.


                                                                                         DECEMBER 31,
                                                                  -------------------------------------------------------------
                                                                        1993                  1994                  1995
                                                                  ----------------      -----------------     -----------------
                                                                                     (DOLLARS IN THOUSANDS)
Federal Statutory Provision on Financial Statement
  Income...................................................       $420        34.0%     $1,456       34.0%    $1,551       34.0%
Non-Taxable Interest Income at Statutory Rates.............          0         0.0          (6)      (0.1)       (21)      (0.5)
Non-Deductible Expenses Incurred at Statutory Rates........          6         0.4           5        0.1         12        0.3
State Income Tax, Net of Federal Income Tax Benefits.......         74         6.0         304        7.1        284        6.2
Other, Including Tax Credits, and Deferred Income Tax
  Expense (Benefit) Arising from Timing Differences in
  Reporting Income & Expense...............................        (23)       (1.9)        (51)      (1.2)      (224)      (4.9)
                                                                  ----        ----      ------       ----     ------       ----
  Provision for Income Taxes...............................       $477        38.5%     $1,708       39.9%    $1,602       35.1%
                                                                  ====        ====      ======       ====     ======       ====

     The net change in the valuation allowance for deferred tax asset for the year ended December 31, 1995 was an increase of $85,826. The change relates to an increase in the provision for income taxes to which the valuation relates.

     During the year ended December 31, 1995, Pennsylvania reinstated a statute permitting a deduction for net operating losses. Accordingly, The Plains Company received a tax benefit which resulted from the utilization of a net operating loss carryforward from an earlier year to reduce its current year state income tax liability.

     At December 31, 1995, The Plains Company had available a $6,519 unused operating loss carryforward that may be applied against future state taxable income which expires in various years through 1997.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

10. INVESTMENTS IN LIMITED PARTNERSHIPS:

     The Plains Company and subsidiaries hold the controlling general partnership interest in Peach Street Ltd. Partnership and Lehigh Off-Track Wagering L.P., which have been recorded as consolidated subsidiaries in the financial statements. At December 31, 1994 and 1995, the limited partnership interests have been recorded as liabilities in the accompanying consolidated balance sheets in the amount of $2,078,177 and $2,688,893, respectively.

11. RECAPITALIZATION:

     On November 28, 1995, The Plains Company approved a plan of recapitalization under which it converted all of the outstanding shares of common stock into shares of newly created classes of common stock. As a result of the transaction, the 100 issued and outstanding shares of common stock were converted into 10 shares of Class A voting common stock and 30,000 shares of Class B non-voting common stock.

     Immediately after the November 28, 1995 recapitalization, The Plains Company's capital consisted of:

Common Stock, Class A
  Voting (10 Shares)............................................       $    10
Common Stock, Class B
  Non-Voting (30,000 Shares)....................................        30,000
                                                                       -------
                                                                       $30,010
                                                                       =======

12. EXTRAORDINARY ITEM:

     In March 1993, The Plains Company dedicated a portion of its Lehigh County, Pennsylvania real estate to Hanover Township as part of a land development agreement entered into by The Plains Company. An extraordinary loss of $173,745, net of income tax benefit of $126,255, represents the cost of the land transferred to the municipality.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          Cash and Cash Equivalents: The carrying amount approximated fair value because of the short-term nature of those instruments.

          Marketable Securities: The fair values for marketable debt and equity securities are based on quoted market prices.

          Long Term Debt: The carrying amount approximated fair value because the current rates being charged The Plains Company for debt are similar to the borrowing rates currently available for bank loans with similar terms and average maturities.

                      THE PLAINS COMPANY AND SUBSIDIARIES

         (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS: -- (CONTINUED)

     The carrying amounts and fair values of The Plains Company's financial instruments at December 31, 1994 and 1995 are as follows:


                                                                      DECEMBER 31, 1994       DECEMBER 31, 1995
                                                                     -------------------     -------------------
                                                                     CARRYING      FAIR      CARRYING      FAIR
                                                                      AMOUNT       VALUE      AMOUNT       VALUE
                                                                     --------     ------     --------      -----
Cash and Cash Equivalents
  Current.........................................................    $6,116      $6,116      $5,490      $5,490
  Non-Current.....................................................        --          --          --          --
Marketable Securities:
  Current.........................................................     2,142       2,142       4,701       4,701
  Non-Current.....................................................       102         102          --          --
Long-Term Debt....................................................    $9,465      $9,465      $9,001      $9,001

14. SALES AGREEMENT:

     On September 13, 1996, The Plains Company's sole shareholder entered into an agreement to sell all of the outstanding stock of The Plains Company and the limited partnership interests in affiliated entities to Penn National Gaming, Inc. As stipulated by the terms of the agreement of sale, The Plains Company was required to retire all of its long-term liabilities described in Note 6 and terminate its commitment under the consulting/non-compete agreement described in
Note 2. On November 27, 1996, the stock sale was settled with change of ownership and control being transferred to Penn National Gaming, Inc. effective November 28, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Charles Town Racing Limited Partnership
Charles Town Races, Inc.
Charles Town, West Virginia

     We have audited the accompanying combined balance sheets of Charles Town Racing Limited Partnership and Charles Town Races, Inc., as of December 31, 1994 and 1995, and the related combined statements of income and equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Charles Town Racing Limited Partnership and Charles Town Races, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Charles Town Racing Limited Partnership and Charles Town Races, Inc. will continue as a going concern. As discussed in Note 8 to the financial statements, such entities' significant operating losses raise substantial doubt about their ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       Leonard J. Miller & Associates, Chartered

Baltimore, Maryland
April 8, 1996

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.
                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                DECEMBER 31,
                                                                          ----------------------    SEPTEMBER 30,
ASSETS                                                                       1994        1995            1996
                                                                          ---------    ---------   ---------------
                                                                                                     (UNAUDITED)
Current Assets
  Cash..................................................................   $ 1,436     $ 1,007        $   523
  Inventory.............................................................         3           2              2
  Accounts Receivable...................................................        43           2              8
  Prepaid Expenses......................................................        52           8            148
  Deposits..............................................................        26          25             32
                                                                           -------     -------        -------
      Total Current Assets..............................................     1,560       1,044            713
                                                                           -------     -------        -------

Property, Plant and Equipment (at cost)
  Furniture and Fixtures................................................        18          31             31
  Machinery and Equipment...............................................     1,402       1,485          1,448
  Building and Improvements.............................................    13,423      13,493         13,581
  Land Improvements.....................................................       962         962            962
  Land..................................................................     1,811       1,804          1,804
  Vehicles..............................................................        91          67             67
  Construction in Progress..............................................        --          38             --
                                                                           -------     -------        -------
                                                                            17,707      17,880         17,893
  Less: Accumulated Depreciation........................................    (7,764)     (8,334)        (8,800)
                                                                           -------     -------        -------
      Net Property, Plant and Equipment.................................     9,943       9,546          9,093
                                                                           -------     -------        -------

Other Assets
  Restricted Cash.......................................................        --          29             56
  Advances and exchanges -- Capital Improvement
    Fund, restricted....................................................       180          --             --
  Unamortized Loan Acquisition Costs....................................         2           1             --
                                                                           -------     -------        -------

      Total Other Assets................................................       182          30             56
                                                                           -------     -------        -------

      Total Assets......................................................   $11,685     $10,620        $ 9,862
                                                                           =======     =======        =======

LIABILITIES AND EQUITY (DEFICIT)
Current Liabilities
  Payables..............................................................   $   296     $   845        $   542
  Accrued Expenses and Deposits.........................................       640       1,025          1,424
  Nominating Fees and Outstanding Mutuel Tickets........................        --          85             61
  Demand Notes payable -- Partners......................................       767          --             --
  Current Portion of Long-Term Debt.....................................       555          73          6,877
                                                                           -------     -------        -------

      Total Current Liabilities.........................................     2,258       2,028          8,904
                                                                           -------     -------        -------

Long-Term Liabilities
  Accrued Pension.......................................................        --         104             84
  Notes Payable -- Partners.............................................       656       1,631          1,779
  Long-Term Debt, Less Current Portion..................................     6,597       6,834            925
                                                                           -------     -------        -------

      Total Non-Current Liabilities.....................................     7,253       8,569          2,788
                                                                           -------     -------        -------

      Total Liabilities.................................................     9,511      10,597         11,692

Commitments and Contingencies (Note 7)

Equity (Deficit)........................................................     2,174          23         (1,830)
                                                                           -------     -------        -------

      Total Liabilities and Equity (Deficit)............................   $11,685     $10,620        $ 9,862
                                                                           =======     =======        =======

        See accompanying summary of significant accounting policies and notes to combined financial statements.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

               COMBINED STATEMENTS OF INCOME AND EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                      NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                     -----------------------------  --------------------
                                                       1993       1994      1995       1995       1996
                                                     ---------  --------  --------   --------   --------
                                                                                          (UNAUDITED)
Revenues
  Pari-mutuel revenues.............................  $14,240    $11,619    $10,136    $ 7,578    $ 7,231
  Admissions, programs, parking and other racing
    revenues.......................................    1,250      1,076        875        673        605
  Concession revenues..............................      686        312         16         15         --
  Restaurant revenues..............................       --         --         --         --        910
                                                     -------    -------    -------    -------    -------
    Total revenues.................................   16,176     13,007     11,027      8,266      8,746
                                                     -------    -------    -------    -------    -------

Operating Expenses
  Purses and trophies..............................    6,330      5,194      4,332      3,263      3,053
  Direct salaries, payroll taxes and employee
    benefits.......................................    4,669      4,008      3,455      2,470      2,654
  Simulcast expenses...............................    1,449      1,129      1,358        943      1,104
  State license fee -- simulcast...................      351        288        312        222        254
  Other direct meeting expenses....................    1,869      1,708      2,000      1,490      1,564
  Restaurant expenses..............................       --         --         --         --        679
  Other operating expenses.........................    1,762      1,764      1,319        967      1,020
                                                     -------    -------    -------    -------    -------

  Total operating expenses.........................   16,430     14,091     12,776      9,355     10,328
                                                     -------    -------    -------    -------    -------
      (Loss) from Operations.......................     (254)    (1,084)    (1,749)    (1,089)    (1,582)
                                                     -------    -------    -------    -------    -------

Other Income (Expense)
  Interest expense.................................     (573)      (650)      (769)      (573)      (564)
  Interest income..................................      159        132        106         85         30
  Rent income......................................       18         57         19         18         18
  Apartment building income........................       47         56         63         47         49
  Apartment building expenses......................      (64)       (76)       (71)       (55)       (54)
  Other Income -- (Note 5).........................       12         --        250        250        250
                                                     -------    -------    -------    -------    -------

      Total Other Income (Expense).................     (401)      (481)      (402)      (228)      (271)
                                                     -------    -------    -------    -------    -------

Net Loss...........................................     (655)    (1,565)    (2,151)    (1,317)    (1,853)
Equity, beginning of period........................    4,394      3,739      2,174      2,174         23
                                                     -------    -------    -------    -------    -------
Equity (deficit), end of period....................  $ 3,739    $ 2,174    $    23    $   857    $(1,830)
                                                     =======    =======    =======    =======    =======

        See accompanying summary of significant accounting policies and notes to combined financial statements.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                          -----------------------------   -------------------
                                                            1993      1994       1995       1995       1996
                                                          --------  --------   --------   --------   --------
                                                                                               (UNAUDITED)
Cash Flows from Operating Activities:
  Net Loss..............................................  $ (655)   $(1,565)   $(2,151)   $(1,317)   $(1,853)
                                                          ------    -------    -------    -------    -------
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
    Depreciation and Amortization.......................     640        630        621        474        467
    (Gain) Loss on Disposition of Asset.................      13         --         --        (48)        --
    Changes in Assets and Liabilities:
    (Increase) Decrease In Inventory....................       4          4          1          2         --
    (Increase) Decrease In Accounts Receivable..........     261       (153)        40         (2)        (6)
    (Increase) Decrease In Prepaid Expenses.............      41         29         44         44       (140)
    (Increase) Decrease In Deposits.....................      (7)        (1)         2        (60)        (8)
    (Increase) Decrease In Restricted Cash..............     (29)       185        (29)       121        (26)
    (Increase) Decrease In Advances and Exchanges.......      --         --        180         --         --
    Increase (Decrease) In Payables.....................     (20)       139        548        217       (302)
    Increase (Decrease) In Accrued Expenses.............     (59)        14        561        271        399
    Increase (Decrease) In Nominating Fees And
      Outstanding Mutuel Tickets........................      88       (115)        85         88        (25)
    Increase (Decrease) In Reserve For Deferred
      Compensation Plan.................................      25          8         --         --        (20)
                                                          ------    -------    -------    -------    -------
      Total Adjustments.................................     957        740      2,053      1,107        339
                                                          ------    -------    -------    -------    -------
Net Cash Provided (Used) By Operating Activities........     302       (825)       (98)      (210)    (1,514)
                                                          ------    -------    -------    -------    -------
Cash Flows From Investing Activities:
  Capital Expenditures, net of Reimbursement from W.V.
    Thoroughbred Development Fund.......................    (296)        --       (294)      (280)       (13)
                                                          ------    -------    -------    -------    -------
Net Cash Provided (Used) By Investing Activities........    (296)        --       (294)      (280)       (13)
                                                          ------    -------    -------    -------    -------
Cash Flows From Financing Activities:
  Loan Acquisition Costs................................      (3)        --         --         --         --
  Principal Payments on Debts...........................    (257)      (236)      (245)      (182)       (42)
  Increase (Decrease) in Demand Notes -- Partners.......    (456)      (793)      (767)       331         16
  Borrowings............................................      --      1,020        975         --      1,069
                                                          ------    -------    -------    -------    -------
Net Cash Provided (Used) by Financing Activities........    (716)        (9)       (37)       149      1,043
                                                          ------    -------    -------    -------    -------
Net Increase (Decrease) in Cash and Cash Equivalents....    (710)      (834)      (429)      (341)      (484)
Cash And Cash Equivalents, Beginning of Period..........   2,980      2,270      1,436      1,436      1,007
                                                          ------    -------    -------    -------    -------
Cash And Cash Equivalents, End of Period................  $2,270    $ 1,436    $ 1,007    $ 1,095    $   523
                                                          ======    =======    =======    =======    =======
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
  Interest..............................................  $  608    $   654    $   734    $   549    $   676

        See accompanying summary of significant accounting policies and notes to combined financial statements.

                     CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
           NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED

1. SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

     The accompanying combined financial statements reflect the accounts of Charles Town Racing Limited Partnership (the "Partnership") and Charles Town Races, Inc. (the "Corporation"). The Corporation is wholly-owned by its sole shareholder, the Partnership. All material intercompany transactions have been eliminated.

DESCRIPTION OF BUSINESS

     The Partnership owns equipment and the real estate at Charles Town Races in Charles Town, West Virginia, which it leases to the Corporation.

     The Corporation conducts thoroughbred horse racing with facilities for pari-mutuel wagering at Charles Town Race Course, as well as other business activities related to such racing.

PURSE EXPENSE

     Purses earned by the horsemen are recorded as purse expenses and are calculated as a percentage of the daily pari-mutuel handle as set by state law. Because of the manner in which purses are calculated, the Corporation may overpay or underpay purses earned for any individual meet during the year. Purse overpayments are recorded as assets, while purse underpayments are recorded as liabilities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PARI-MUTUEL WAGERING

                                                                                                 NINE MONTHS
                                                             YEARS ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                                        ----------------------------------  ----------------------
                                                           1993        1994        1995        1995        1996
                                                        ----------  ----------  ----------  ----------  ----------
                                                                              (IN THOUSANDS)
Pari-mutuel wagering -- live..........................    $53,129     $43,440    $23,043      $18,224     $15,095
Pari-mutuel wagering -- simulcast.....................     26,395      20,082     29,815       21,318      22,724

INVENTORY

     Inventory is valued at the lower of cost (first-in, first-out basis) or market.

DEPRECIATION AND AMORTIZATION

     Property, plant and equipment are recorded at cost. The entities, for financial reporting purposes, compute depreciation using the straight-line method over the estimated useful lives of the respective assets. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. Amortization of loan acquisition costs are computed on the straight-line method over the life of the loan.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF ACCOUNTING POLICIES -- CONTINUED

INCOME TAXES

     The Partnership is a partnership; therefore, it incurs no liability for income taxes. The profits and losses are reportable in individual income tax returns.

     For tax purposes, depreciation is computed on the accelerated method in accordance with applicable tax laws for both the Partnership and the Corporation.

     The Corporation accounts for income taxes using Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     The types of temporary differences that resulted in deferred taxes are net operating loss carryforwards, contribution carryforwards, bad debt reserves and depreciation. The net deferred tax account consists of the following:

                                                                      DECEMBER 31,
                                                                ----------------------  SEPTEMBER 30,
                                                                   1994        1995          1996
                                                                ----------  ----------  -------------
                                                                          (IN THOUSANDS)
Deferred tax assets...........................................  $  1,160     $ 1,994      $ 2,728
Deferred tax liabilities......................................       (15)        (14)         (14)
Valuation allowance...........................................    (1,145)     (1,980)      (2,714)
                                                                --------     -------      -------
Net deferred taxes............................................  $     --     $    --      $    --
                                                                ========     =======      =======

     The Corporation has net operating losses from 1995 and prior years available to be carried forward in the amount of $5,782,105 expiring in the years 2007 through 2010.

CASH AND CASH EQUIVALENTS

     The Partnership and the Corporation consider all cash balances and highly liquid investments with a maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISKS

     The Partnership and the Corporation maintain their cash in bank deposit accounts which at times may exceed federally insured limits. Management does not believe that the Partnership or the Corporation is exposed to any significant credit risk on cash.

PRESENTATION OF PRIOR YEAR DATA

     Certain reclassifications have been made to conform prior year data with the current presentation.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. NOTES PAYABLE

                                                                              DECEMBER 31,
                                                                          --------------------  SEPTEMBER 30,
                                                                            1994       1995          1996
                                                                          ---------  ---------  --------------
                                                                                  (IN THOUSANDS, EXCEPT
                                                                                DESCRIPTIVE INFORMATION)
Note payable - One Valley Bank -- secured by all real property, tangible and intangible property and all other assets of the Partnership and the Corporation. It is personally guaranteed by the Partners. All principal and interest payments have been suspended until 1/10/97, the maturity date. Accrued interest through 12/10/96 has been prepaid.
  Interest is at 9%. (See Note 6).......................................  $5,631      $5,530       $5,501

Notes payable - One Valley Bank -- secured by a second deed of trust on all real property, tangible and intangible property and all other assets of the Partnership and Corporation. They are personally guaranteed by the Partners. All principal and interest payments have been suspended until 1/10/97, the maturity date. Accrued interest
  through 12/10/96 has been paid. Interest is at 9%. (See Note 6).......     447         366          366
Note payable - One Valley Bank -- secured by a first deed of trust on an apartment building owned by the Partnership. Payments of $3,977 including interest at 8.5% are due monthly. The note matures 12/1/00.
  (See Note 6)..........................................................     324         303          287

Notes payable - Partners -- unsecured notes with interest at 9% -
  9.25%.................................................................   1,423       1,631        1,779

PNGI Charles Town Gaming, Limited Liability Company ("PNGI") -- a line of credit up to $1,250,000. PNGI had an option to purchase substantially all of the assets of the Corporation and the
  Partnership. In addition to the obligation of the Corporation to repay the loan, the purchase price was to be reduced $1.60 for each dollar borrowed under the line. Interest was at prime plus 1 1/2%. The loan was secured by a second mortgage on the real estate owned by the
  Partnership (guarantor) as well as the stock of the Corporation.
  Principal and interest were payable in full on the earlier of the termination date or in the event of default, the default date. The termination date was January 15, 1997, the date PNGI purchased substantially all of the assets of the Corporation and the
  Partnership...........................................................      --          --          936

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. NOTES PAYABLE -- CONTINUED

                                                                              DECEMBER 31,
                                                                          --------------------  SEPTEMBER 30,
                                                                            1994       1995          1996
                                                                          ---------  ---------  --------------
                                                                                  (IN THOUSANDS, EXCEPT
                                                                                DESCRIPTIVE INFORMATION)
Note payable - AmTote -- to be repaid in 84 monthly principal payments of $4,166 plus interest at prime plus 1%. The loan matures March 3,
  2002. Demand for immediate repayment may be made in the event of a dispute regarding certain exclusive supply rights granted to AmTote
  International, Inc. ("AmTote") or in the event of default as outlined in the loan agreement. Past due payments are due as of September 30,
  1996; however, AmTote has not sent a notice regarding these payments
  (See Note 7)..........................................................     750         708           712
                                                                          ------      ------        ------

Total...................................................................   8,575       8,538         9,581

Less current maturities.................................................   1,322          73         6,877
                                                                          ------      ------        ------

Total long-term.........................................................  $7,253      $8,465        $2,704
                                                                          ------      ------        ------

     The maturities of debt as of September 30, 1996 are as follows:

SEPTEMBER 30                                          (IN THOUSANDS)
------------                                          --------------

1997..................................................    $6,877
1998..................................................        76
1999..................................................        79
2000..................................................        81
2001..................................................       226
Thereafter............................................     2,242
                                                          ------
                                                          $9,581
                                                          ======

OTHER DEBT

     As a result of a settlement agreement dated April 30, 1996, the Partnership and Corporation have been ordered to pay $120,000 over 60 months in equal payments of $2,000 per month to the Future Service Pension Plan and the plaintiffs' attorneys. The balance at September 30, 1996 was $108,000. If the Corporation is sold, the unpaid balance is due in full.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3. EMPLOYEE BENEFITS

DEFERRED COMPENSATION AGREEMENT

     The Corporation has satisfied the deferred compensation agreements it had with two participants, Donald Hudson and William Dick (see Note 7 -- Employment Separation Agreement). The purpose of the agreement was to provide retirement benefits that would have been provided by the Defined Benefit pension plan for key employees, which was required to be terminated December 31, 1988. The plan was required to be terminated due to the minimum participation rules of Tax Reform Act of 1986. The normal retirement benefit at age 65 is equal to 60% of the highest five-year consecutive earnings, minus 83.33% of the primary insurance amount payable from Social Security, minus the December 31, 1998 accrued benefit from the terminated pension plan, minus the equivalent annual annuity which will be earned in the Future Service pension plan.

                                                                                   FINAL
                                                                              VALUATION DATE
                                                                             NOVEMBER 15, 1994
                                                                           ---------------------
                                                                                (THOUSANDS)
Service Cost -- Value of benefits earned during year.....................          $   6
Interest cost on projected benefit obligation............................              6
Return on plan assets....................................................             --
Net amortization (deferral)..............................................              2
Net pension expense......................................................             14
Actuarial present value of:
  Vested benefit obligation..............................................            118
  Accumulated benefit obligation.........................................            118
  Projected benefit obligation...........................................            118
Estimated assets at fair market value....................................             --
Excess of assets over PBO................................................           (118)
Unrecognized net (loss)..................................................            (21)
Unrecognized net asset...................................................             --
Prior service costs not yet recognized...................................             21
Prepaid (accrued) pension cost...........................................          $(118)

     The deferred compensation expense for the years ended December 31, 1993, 1994 and 1995 is $24,868, $14,423 and $3,108, respectively.

FUTURE SERVICE PLAN

     The Corporation has a defined contribution plan covering substantially all of its employees. The Corporation makes monthly contributions equal to the amount accrued for retirement expense, which is calculated as .25% of the daily mutuel handle.

     Total contributions for the years ended December 31, 1993, 1994 and 1995 are $157,883, $158,804 and $132,045, respectively. Total contributions for the nine months ended September 30, 1995 and 1996 are $99,038 and $94,454, respectively.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3. EMPLOYEE BENEFITS -- CONTINUED

VOLUNTARY EMPLOYEE BENEFICIARY ASSOCIATION (VEBA) TRUST

     The VEBA is a trust created to provide for payment of certain employee benefits such as vacation and medical benefits and other insured and/or self-insured employee welfare benefits. The VEBA expense, net of salary reimbursements from the VEBA Trust, amounted to $274,591, $195,742 and $197,602 for the years ended December 31, 1993, 1994 and 1995, respectively, and $145,900 and $139,886 for the nine months ended September 30, 1995 and 1996, respectively.

4. LEASES

     The Corporation rents totalisator equipment under the terms of an operating lease expiring December 31, 1996, which also provides for maintenance and operation of the equipment. The lease agreement provides for a basic amount computed by multiplying .005 by all wagers processed through the system (exclusive of refunds) at the racetrack (including intertrack wagers), provided that such payment shall not be less than $1,360 per live racing program and a range of $595 to $1,955 per intertrack wagering program, depending on the time of day, number of programs and the combination of live and intertrack wagering programs.

     The Corporation leases from the Partnership all race track facilities, including all real and tangible personal property owned by the Partnership. The lease, effective January 1, 1996 and expiring on December 31, 1996, has an option to renew for one additional period of one year. The lease calls for a minimum rent of $1,200,000 per year plus a percentage rent equal to seven percent (7%) of the total amount of money wagered in all of the pari-mutuel pools during the lease terms in excess of $100 million. The minimum rent is payable in twelve equal installments and the percentage rent is payable on the 31st day of December of any renewal term.

     In the event that video lottery terminals are licensed by the state of West Virginia and placed in operation on the premises, this lease will be subject to renegotiation for the unexpired portion of the lease.

5. OTHER INCOME

OPTION -- SEE NOTE 7 OPTION AGREEMENTS.

6. RETAINED EARNINGS AND PARTNERSHIP EQUITY RESTRICTIONS

     The loan agreement with One Valley Bank requires that the Partnership and the Corporation maintain a net worth of not less than $2,000,000 on a consolidated basis, as of the end of each semi-annual period.

     So long as the above minimum net worth requirement is satisfied, all debt service payments are current, no default of any loan would be caused thereby, and the entities both show a positive cash flow, the Partnership may pay and distribute to its partners, quarterly, an aggregate amount which does not exceed the equivalent of a 10% annual return on the Partners' equity in the Partnership and the Corporation. As of September 30, 1996, the net deficit of these entities was $(1,830,412).

     As of August 30, 1995, the bank required that a $650,000 minimum be maintained in the One Valley Bank account. On March 4, 1996, One Valley Bank entered into an agreement amending the terms and extending the due dates of the debt; the minimum requirement has been reduced to zero.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

     On December 11, 1996, GTECH Corporation ("GTECH") commenced an action in the United States District Court for the Northern District of West Virginia against the Corporation, the Partnership, Penn National Gaming, Inc., Penn National Gaming of West Virginia, Inc., a wholly owned subsidiary of Penn National Gaming, Inc., and Bryant Development Company. The complaint filed by GTECH alleges that the Corporation, the Partnership and AmTote were parties to an October 20, 1994 agreement (the "AmTote Agreement"), pursuant to which AmTote was allegedly granted an exclusive right to install and operate a "video lottery system" at Charles Town Races. When the AmTote Agreement was entered into, AmTote was a subsidiary of GTECH; GTECH has since divested itself of AmTote, but is purportedly the assignee of certain of AmTote's rights under the AmTote Agreement pursuant to an assignment and assumption agreement dated February 22, 1996. The complaint seeks (i) preliminary and permanent injunctive relief enjoining the Corporation, the Partnership, Bryant Development Company, Penn National Gaming, Inc., and its subsidiary from consummating the Charles Town Acquisition or any similar transaction unless the purchasing party explicitly accepts and assumes the AmTote Agreement, (ii) a declaratory judgment that the AmTote Agreement is valid and binding, that GTECH has the right to be the exclusive installer, operator, provider and servicer of a video lottery system at Charles Town Races and that any party buying the stock or assets of the Corporation and the Partnership must accept and assume the AmTote Agreement and recognize such rights of GTECH thereunder, (iii) compensatory damages, (iv) legal fees and costs and (v) such other further legal and equitable relief as the court deems just and appropriate. On December 23, 1996, the court denied GTECH's motion to preliminarily enjoin the Corporation and the Partnership from consummating the Charles Town Acquisition unless the purchaser in the Charles Town Acquisition accepts and assumes the AmTote Agreement. The court noted that GTECH may pursue its claim for damages and, if warranted, pursue other injunctive relief in the future. The Corporation and the Partnership consummated the Charles Town Acquisition on January 15, 1997. On January 13, 1997, the Corporation and the Partnership filed a motion to dismiss GTECH's complaint; the court has not yet ruled on this motion.

     On December 16, 1996, Randall Conrad, James G. Cameron, Ben Kline, Charles
E. Walker, Nelson W. Shaw, Joseph G. Farrie and all other present and former employees ("Plaintiffs") of Charles Town Races, Inc. commenced an action in the Circuit Court of Jefferson County, West Virginia against the Corporation. The complaint alleges violation of the Warren Act and that the Corporation failed to pay wages in a timely manner under the West Virginia Wage Payment and Collection Act when the Track closed in early 1995. The complaint seeks liquidated damages under the West Virginia Wage Payment and Collection Act in the amount of thirty days wages, plus prejudgment interest, the cost of the suit, reasonable attorney fees and such other relief as the court deems just.

     The Corporation and Partnership settled a case wherein they are required to make a repair to a water pipe on a neighboring property by December 31, 1996, which in management's opinion could cost $250,000. This amount was revised from $50,000 previously estimated. This has been recorded as a liability. $200,000 is included in expense for the nine months ended September 30, 1996 and $50,000 is included in the year ended December 31, 1995.

     Certain other claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Corporation and the Partnership. In the opinion of management, with the exception of the GTECH litigation described above, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Corporation and the Partnership if disposed of unfavorably.

                    CHARLES TOWN RACING LIMITED PARTNERSHIP
                            CHARLES TOWN RACES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7. COMMITMENTS AND CONTINGENCIES -- CONTINUED

EMPLOYMENT SEPARATION AGREEMENT

     An employment separation agreement was signed on August 29, 1995, between the Corporation and Donald E. Hudson. In the agreement, the Corporation agreed to pay Hudson's health insurance through April 1997, and to transfer the vehicle and house that Hudson was using while in his employ, and in exchange Hudson released all claims to his accrued deferred compensation and will provide ten hours of consulting per month through April 1997. The health insurance benefits have not been accrued and in the opinion of management would not have a material effect on the financial statements.

OPTION AGREEMENTS

     An Option Agreement dated February 17, 1995 was signed with Showboat Operating Company ("Showboat") granting Showboat the right to purchase substantially all of the assets of the Corporation and the Partnership for a stated amount through April 30, 1995. The option price was $250,000. The option was then acquired by Bryant Development Company ("Bryant"); Bryant then transferred the option to PNGI. The option was extended until March 31, 1996 for an additional $250,000. The option was renewed again until December 31, 1996 for an additional $250,000. The option payments are non-refundable unless the Corporation and the Partnership fail to convey title to the property. The first two option payments in the amounts of $250,000 each are shown as income under the caption other income. As of September 30, 1996, the third option payment of $250,000 is included in accrued expenses and deposits. PNGI exercised the option and, on January 15, 1997, acquired substantially all of the assets of the Corporation and the Partnership.

     During 1993, the Partnership collected a non-refundable deposit on an expired land option in the amount of $12,000. This is shown as other income.

CONTRACT

     In August 1995, a contract was signed with Sheetz, Inc. granting it the right to purchase 100,000 square feet of track property located at Routes 340 and 17 for $500,000. This option is subject to a feasibility study, including environmental audit, zoning, permits, etc. A $10,000 refundable deposit is being held in escrow. The option under the contract was extended until February 1, 1997.

8. OPERATING DEFICITS AND ECONOMIC CONDITIONS

     Adverse economic conditions in the racing industry have limited the ability of the Partnership and the Corporation to cover its operating and administrative costs. As a result, the Corporation and the Partnership incurred a combined loss for the years ended December 31, 1993, 1994 and 1995 of $654,452, $1,565,428 and
$2,150,905, respectively, and for the nine months ended September 30, 1995 and 1996 incurred losses of $1,316,676 and $1,853,409, respectively. The Corporation temporarily ceased racing operations from December 31, 1994, until February 24, 1995 and has currently ceased racing operations as of November 11, 1996. While the Corporation and the Partnership are seeking additional sources of capital, including equity capital, there can be no assurance that they will be successful in accomplishing their objectives. See Note 2 (PNGI Charles Town Gaming, Limited Liability Company) and Note 7 for management's plans.

     Because of the uncertainties surrounding the ability of the Corporation and the Partnership to continue their operations and to satisfy their creditors on a timely basis, there is doubt about their ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the entities be unable to continue as a going concern.

             [PICTURE]                                [PICTURE]
  (See Appendix A for Description)         (See Appendix A for Description)

Pocono Downs, the Company's harness       Charles Town Races is conveniently
racetrack outside of Wilkes-Barre, PA,    located, only a 60-minute drive
was acquired in November 1996.            from Baltimore, Maryland, and a
                                          70-minute drive from Washington, D.C.

                              [PICTURE]
                    (See Appendix A for Description)

                   Artist's rendering of Charles Town Races entertainment complex, expected to re-open for live racing, dining, simulcast wagering and video gaming machines in mid-1997.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                         ------------------------------

                               TABLE OF CONTENTS


                                                      PAGE
                                                    ---------
Available Information.............................       3
Incorporation of Certain Documents by Reference...       4
Prospectus Summary................................       5
Risk Factors......................................      11
Use of Proceeds...................................      21
Price Range of Common Stock.......................      22
Dividend Policy...................................      22
Capitalization....................................      23
Pro Forma Consolidated Financial Statements.......      24
Selected Consolidated Financial Data..............      31
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............      33
Business..........................................      40
Management........................................      58
Description of Capital Stock......................      60
Underwriting......................................      64
Legal Matters.....................................      65
Experts...........................................      65
Index to Financial Statements.....................     F-1



1,725,000 SHARES


PENN NATIONAL
GAMING, INC.

COMMON STOCK
($.01 PAR VALUE)

SALOMON BROTHERS INC

GERARD KLAUER MATTISON
& CO., INC.


JEFFERIES & COMPANY, INC.

PROSPECTUS

DATED FEBRUARY 11, 1997

                     APPENDIX A -- DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER--

     There are four pictures on the inside front cover; each has a caption beneath it.

     Above the caption, "Penn National, celebrating 25 years of thoroughbred racing in 1997." is a picture of the Penn National Race Course facility; the view is of the front entrance.

     Above the caption, "Penn National's newest OTW facility in Lancaster, PA." is a picture of the inside of the Lancaster OTW. The restaurant seating area is pictured in the foreground; televisions are in the background.

     Above the caption, "The recently renovated paddock area at Penn National." is a picture taken from above the new paddock area showing the paddock area in the foreground and the track in the background. In the picture there are people viewing the horses in the paddock area.

     Above the caption, "Racing on-track at Penn National since 1972." is a picture of a live thoroughbred horse race at Penn National Race Course.

INSIDE BACK COVER--

     The inside back cover includes:

     A picture of the Pocono Downs Harness Track with a view of the racetrack and the grandstand. The picture shows people in the grandstand and a live harness race taking place on the track. The caption beneath the picture reads, "Pocono Downs, the Company's harness racetrack outside of Wilkes-Barre, PA was acquired in November 1996."

     A map depicting the location of Baltimore, Maryland, Washington, D.C. and Charles Town, West Virginia. The map depicts the paths of Interstates 95, 83, 68, 66 and 81. The caption beneath the map reads, "Charles Town Races is conveniently located, only a 60-minute drive from Baltimore, Maryland and a 70-minute drive from Washington, D.C."

     An artist's depiction of the Charles Town Facility; the view is the front of the facility. The caption beneath the artist's depiction reads, "Artist's rendering of Charles Town Races entertainment complex, expected to re-open for live racing, dining, simulcast wagering and video gaming machines in mid-1997."